Exhibit 99.1

ESTADOS FINANCIEROS CONSOLIDADOS 2014

Banco Santander Chile

Santander

CONTENIDO

Estados Financieros Consolidados

ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADO	05
ESTADOS DEL RESULTADO CONSOLIDADO DEL PERIODO	06
ESTADOS DE OTRO RESULTADO INTEGRAL CONSOLIDADO DEL PERIODO	07
ESTADOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADO	08
ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADO	09

Notas a los Estados Financieros Consolidados

NOTA N°01 PRINCIPALES CRITERIOS CONTABLES UTILIZADOS	11
NOTA N°02 HECHOS RELEVANTES	41
NOTA N°03 SEGMENTOS DE NEGOCIO	44
NOTA N°04 EFECTIVO Y EQUIVALENTE DE EFECTIVO	48
NOTA N°05 INSTRUMENTOS PARA NEGOCIACIÓN	49
NOTA N°06 OPERACIONES CON PACTO DE RETROCOMPRA Y PRESTAMOS DE VALORES	50
NOTA N°07 CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES	53
NOTA N°08 ADEUDADO POR BANCOS	60
NOTA N°09 CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES	61
NOTA N°10 INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA	68
NOTA N°11 INVERSIONES EN SOCIEDADES	72
NOTA N°12 INTANGIBLES	74
NOTA N°13 ACTIVO FIJO	76
NOTA N°14 IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS	79
NOTA N°15 OTROS ACTIVOS	84
NOTA N°16 DEPÓSITOS Y OTRAS CAPTACIONES	85
NOTA N°17 OBLIGACIONES CON BANCOS	86
NOTA N°18 INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES	88
NOTA N°19 VENCIMIENTO DE ACTIVOS Y PASIVOS	95
NOTA N°20 PROVISIONES	97
NOTA N°21 OTROS PASIVOS	99
NOTA N°22 CONTINGENCIAS Y COMPROMISOS	100
NOTA N°23 PATRIMONIO	102
NOTA N°24 REQUERIMIENTOS DE CAPITAL (BASILEA)	105
NOTA N°25 INTERES NO CONTROLADOR (MINORITARIOS)	107
NOTA N°26 INTERESES Y REAJUSTES	110
NOTA N°27 COMISIONES	112
NOTA N°28 RESULTADOS DE OPERACIONES FINANCIERAS	113
NOTA N°29 RESULTADO NETO DE CAMBIO	114
NOTA N°30 PROVISIONES POR RIESGO DE CRÉDITO	115
NOTA N°31 REMUNERACIONES Y GASTOS DEL PERSONAL	116
NOTA N°32 GASTOS DE ADMINISTRACIÓN	117
NOTA N°33 DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS	118
NOTA N°34 OTROS INGRESOS Y GASTOS OPERACIONALES	119
NOTA N°35 OPERACIONES CON PARTES RELACIONADAS	120
NOTA N°36 PLANES DE PENSIONES	124
NOTA N°37 VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS	127
NOTA N°38 ADMINISTRACION DE RIESGOS	132
NOTA N°39 HECHOS POSTERIORES	145

2

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

INFORME DE LOS AUDITORES INDEPENDIENTES

A los señores Accionistas de

Banco Santander Chile

Hemos efectuado una auditoría a los estados financieros consolidados adjuntos de Banco Santander Chile y afiliadas, que comprenden los estados de situación financiera consolidados al 31 de diciembre de 2014 y 2013, y los correspondientes estados consolidados de resultados, de resultados integrales, de cambios en el patrimonio y de flujos de efectivo por los años terminados en esas fechas y las correspondientes notas a los estados financieros consolidados.

Responsabilidad de la Administración por los estados financieros consolidados

La Administración es responsable por la preparación y presentación razonable de estos estados financieros consolidados de acuerdo con Normas Contables e instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras. Esta responsabilidad incluye el diseño, implementación y mantención de un control interno pertinente para la preparación y presentación razonable de estados financieros consolidados que estén exentos de representaciones incorrectas significativas, ya sea debido a fraude o error.

Responsabilidad del Auditor

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados a base de nuestras auditorías. Efectuamos nuestras auditorías de acuerdo con las normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros consolidados están exentos de representaciones incorrectas significativas.

Una auditoría comprende efectuar procedimientos para obtener evidencia de auditoría sobre los montos y revelaciones en los estados financieros consolidados. Los procedimientos seleccionados dependen del juicio del auditor, incluyendo la evaluación de los riesgos de representaciones incorrectas significativas de los estados financieros consolidados, ya sea debido a fraude o error. Al efectuar estas evaluaciones de los riesgos, el auditor considera el control interno pertinente para la preparación y presentación razonable de los estados financieros consolidados del Banco con el objeto de diseñar procedimientos de auditoría que sean apropiados en las circunstancias, pero sin el propósito de expresar una opinión sobre la efectividad del control interno del Banco. En consecuencia, no expresamos tal opinión. Una auditoría incluye, también, evaluar lo apropiadas que son las políticas contables utilizadas y la razonabilidad de las estimaciones contables significativas efectuadas por la Administración, así como una evaluación de la presentación general de los estados financieros consolidados.

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoría.

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.cl/acerca de la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

3

Opinión

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera del Banco Santander Chile y afiliadas al 31 de diciembre de 2014 y 2013 y los resultados de sus operaciones y los flujos de efectivo por los años terminados en esas fechas de acuerdo con Normas Contables e instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras.

Énfasis en un asunto

Como se indica en Nota 11 a los estados financieros consolidados, durante el mes de diciembre de 2013, Banco Santander Chile vendió la totalidad de su participación en la sociedad Santander Asset Management S.A. Administradora General de Fondos a SAM Investment Holdings Limited por el 99,99% del total de acciones y a Santander Assets Management UK Holdings Limited por el restante 0,01% del total de acciones, ambas sociedades relacionadas, generando una utilidad en la transacción ascendente a $78.122 millones.

Enero 26, 2015

Santiago, Chile

Mauricio Farías N.

4

Banco Santander Chile y Afiliadas

ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADO

		Al 31 de diciembre de
		2014	2013
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	4	1.608.888	1.571.810
Operaciones con liquidación en curso	4	531.373	604.077
Instrumentos para negociación	5	774.815	287.567
Contratos de retrocompra y préstamos de valores	6	-	17.469
Contratos de derivados financieros	7	2.727.563	1.494.018
Adeudado por bancos	8	11.918	125.395
Créditos y cuentas por cobrar a clientes	9	22.179.938	20.327.021
Instrumentos de inversión disponibles para la venta	10	1.651.598	1.700.993
Instrumentos de inversión hasta el vencimiento		-	-
Inversiones en sociedades	11	17.914	9.681
Intangibles	12	40.983	66.703
Activo fijo	13	211.561	180.215
Impuestos corrientes	14	2.241	1.643
Impuestos diferidos	14	282.211	230.215
Otros activos	15	493.173	400.025
TOTAL ACTIVOS		30.534.176	27.016.832

PASIVOS
Depósitos y otras obligaciones a la vista	16	6.480.497	5.620.763
Operaciones con liquidación en curso	4	281.259	276.379
Contratos de retrocompra y préstamos de valores	6	392.126	208.972
Depósitos y otras captaciones a plazo	16	10.413.940	9.675.272
Contratos de derivados financieros	7	2.561.384	1.300.109
Obligaciones con bancos	17	1.231.601	1.682.377
Instrumentos de deuda emitidos	18	5.785.112	5.198.658
Otras obligaciones financieras	18	205.125	189.781
Impuestos corrientes	14	1.077	50.242
Impuestos diferidos	14	7.631	25.088
Provisiones	20	310.592	236.232
Otros pasivos	21	220.853	198.777
TOTAL PASIVOS		27.891.197	24.662.650

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		2.609.896	2.325.678
Capital	23	891.303	891.303
Reservas	23	1.307.761	1.130.991
Cuentas de valoración	23	25.600	(5.964)
Utilidades retenidas		385.232	309.348
Utilidades retenidas de ejercicios anteriores		-	-
Utilidad del ejercicio		550.331	441.926
Menos: Provisión para dividendos mínimos	23	(165.099)	(132.578)
Interés no controlador	25	33.083	28.504
TOTAL PATRIMONIO		2.642.979	2.354.182

TOTAL PASIVOS Y PATRIMONIO		30.534.176	27.016.832

5

Banco Santander Chile y Afiliadas

ESTADOS DEL RESULTADO CONSOLIDADO DEL PERIODO

Por los ejercicios terminados el

		31 de diciembre de
		2014	2013
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	26	2.227.018	1.871.204
Gastos por intereses y reajustes	26	(909.914)	(794.442)

Ingreso neto por intereses y reajustes		1.317.104	1.076.762

Ingresos por comisiones	27	366.729	346.120
Gastos por comisiones	27	(139.446)	(116.284)

Ingreso neto por comisiones		227.283	229.836

Utilidad (pérdida) neta de operaciones financieras	28	(151.323)	(28.613)
Utilidad (pérdida) de cambio neta	29	272.212	144.726
Otros ingresos operacionales	34	14.834	20.508

Total ingresos operacionales		1.680.110	1.443.219

Provisiones por riesgo de crédito	30	(374.431)	(364.031)

INGRESO OPERACIONAL NETO		1.305.679	1.079.188

Remuneraciones y gastos del personal	31	(338.888)	(308.344)
Gastos de administración	32	(205.149)	(188.191)
Depreciaciones y amortizaciones	33	(44.172)	(61.074)
Deterioro	33	(36.664)	(244)
Otros gastos operacionales	34	(81.108)	(62.351)

Total gastos operacionales		(705.981)	(620.204)

RESULTADO OPERACIONAL		599.698	458.984

Resultado por inversiones en sociedades	11	2.165	79.544

Resultado antes de impuesto a la renta		601.863	538.528

Impuesto a la renta	14	(45.552)	(94.467)

UTILIDAD CONSOLIDADA DEL EJERCICIO		556.311	444.061

Atribuible a:
Tenedores patrimoniales del Banco		550.331	441.926
Interés no controlador	25	5.980	2.135
Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	23	2,920	2,345
Utilidad diluida	23	2,920	2,345

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 6

Banco Santander Chile y Afiliadas

ESTADOS DE OTRO RESULTADO INTEGRAL CONSOLIDADO DEL PERIODO

Por los ejercicios terminados el

		Al 31 de diciembre de
		2014	2013
	NOTA	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		556.311	444.061
OTROS RESULTADOS INTEGRALES QUE SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO

Instrumentos de inversión disponibles para la venta	10	20.844	10.857
Coberturas de flujo de efectivo	23	18.982	(13.572)

Otros resultados integrales que se reclasificarán al resultado del ejercicio, antes de impuesto a la renta		39.826	(2.715)

Impuesto a la renta relacionado con otros resultados integrales que se reclasificarán al resultado del ejercicio	14	(8.289)	543

Total de otros resultados integrales que se reclasificarán al resultado del ejercicio		31.537	(2.172)
OTROS RESULTADOS INTEGRALES QUE NO SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO		-	-
TOTAL OTROS RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		587.848	441.889

Atribuible a :
Tenedores patrimoniales del Banco		581.895	439.743
Interés no controlador	25	5.953	2.146

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 7

Banco Santander Chile y Afiliadas

ESTADOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADO

Por los ejercicios terminados el 31 de diciembre de 2014 y 2013

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de diciembre de 2012	891.303	977.684	(2.224)	(10.041)	5.315	945	-	388.282	(116.486)	2.134.778	34.265	2.169.043
Ajuste por cambios contables (NIC 19)	-	-	-	-	-	-	-	-	-	-	-	-
Distribución resultado ejercicio anterior	-	-	-	-	-	-	388.282	(388.282)	-	-	-	-
Saldos al 01 de enero de 2013	891.303	977.684	(2.224)	(10.041)	5.315	945	388.282	-	(116.486)	2.134.778	34.265	2.169.043
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(232.780)	-	116.486	(116.294)	(7.907)	(124.201)
Transacciones con acciones propias (1)		29	-	-	-	-	-	-	-	29	-	29
Otros movimientos patrimoniales	-	155.502	-	-	-	-	(155.502)	-	-	-	-	-
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(132.578)	(132.578)	-	(132.578)
Subtotales	-	155.531	-	-	-	-	(388.282)	-	(16.092)	(248.843)	(7.907)	(256.750)
Otros resultados integrales	-	-	-	10.843	(13.572)	546	-	-	-	(2.183)	11	(2.172)
Resultado del ejercicio	-	-	-	-	-	-	-	441.926	-	441.926	2.135	444.061
Subtotales	-	-	-	10.843	(13.572)	546	-	441.926	-	439.743	2.146	441.889
Patrimonio al 31 de diciembre de 2013	891.303	1.133.215	(2.224)	802	(8.257)	1.491	-	441.926	(132.578)	2.325.678	28.504	2.354.182

Patrimonio al 31 de diciembre de 2013	891.303	1.133.215	(2.224)	802	(8.257)	1.491	-	441.926	(132.578)	2.325.678	28.504	2.354.182
Distribución resultado ejercicio anterior	-	-	-	-	-	-	441.926	(441.926)	-	-	-	-
Saldos al 01 de enero de 2014	891.303	1.133.215	(2.224)	802	(8.257)	1.491	441.926	-	(132.578)	2.325.678	28.504	2.354.182
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	(1.374)	(1.374)
Transacciones con acciones propias	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(265.156)	-	132.578	(132.578)	-	(132.578)
Otros movimientos patrimoniales	-	176.770	-	-	-	-	(176.770)	-	-	-	-	-
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(165.099)	(165.099)	-	(165.099)
Subtotales	-	176.770	-	-	-	-	(441.926)	-	(32.521)	(297.677)	(1.374)	(299.051)
Otros resultados integrales	-	-	-	20.878	18.982	(8.296)	-	-	-	31.564	(27)	31.537
Resultado del ejercicio	-	-	-	-	-	-	-	550.331	-	550.331	5.980	556.311
Subtotales	-	-	-	20.878	18.982	(8.296)	-	550.331	-	581.895	5.953	587.848
Saldos al 31 de diciembre de 2014	891.303	1.309.985	(2.224)	21.680	10.725	(6.805)	-	550.331	(165.099)	2.609.896	33.083	2.642.979

(1)	Corresponde a utilidad generada de la venta de acciones propias recibidas de una dación en pago.

Período	Resultado atribuible a tenedores patrimoniales	Destinado a reservas	Destinado a dividendos	Porcentaje distribuido	N° de acciones	Dividendo por acción (en pesos)
	MM$	MM$	MM$	%

Año 2013 (Junta Accionistas abril 2014)	441.926	176.770	265.156	60	188.446.126.794	1,407

Año 2012 (Junta Accionistas abril 2013)	387.967	155.187	232.780	60	188.446.126.794	1,235

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 8

Banco Santander Chile y Afiliadas

ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los ejercicios terminados el

		Al 31 de diciembre de
		2014	2013
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		601.863	538.528
Cargos (abonos) a resultados que no significan movimiento de efectivo		(1.009.143)	(913.207)
Depreciaciones y amortizaciones	33	44.172	61.074
Deterioro de activo fijo e intangibles	34	36.664	244
Provisiones por activos riesgosos	30	433.408	419.315
Provisión ajuste a valor de mercado de inversiones		(11.285)	(13.711)
Utilidad por inversiones en sociedades	11	(2.165)	(1.422)
Utilidad en venta de bienes recibidos en pago	34	(11.100)	(17.046)
Provisiones por bienes recibidos en pago	34	4.045	3.580
Utilidad en venta de sociedades controladas	11	-	(78.122)
Utilidad en venta de activos fijos	34	(687)	(176)
Castigo de bienes recibidos en pago	36	4.694	8.796
Ingresos netos por intereses	26	(1.317.104)	(1.076.762)
Ingresos netos comisiones	27	(227.283)	(229.836)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo		115.240	38.580
Cambios en los activos y pasivos por impuestos diferidos	14	(77.742)	(27.721)
Aumento/disminución de activos y pasivos de operación		698.589	910.101
Disminución (aumento) de créditos y cuentas por cobrar a clientes		(1.674.156)	(1.978.593)
Disminución (aumento) de inversiones financieras		(437.853)	175.886
Disminución (aumento) por contratos de retrocompra (activos)		17.469	(10.476)
Disminución (aumento) de adeudados por bancos		113.477	(34.868)
Disminución (aumento) de bienes recibidos o adjudicados en pago		(3.346)	4.053
Aumento de acreedores en cuentas corrientes		727.604	397.383
Aumento (disminución) de depósitos y otras captaciones a plazo		738.668	563.059
Aumento (disminución) de obligaciones con bancos del país		65.506	500
Aumento (disminución) de otras obligaciones a la vista o a plazo		132.130	253.361
Aumento (disminución) de obligaciones con bancos del exterior		(516.156)	244.051
Aumento (disminución) de obligaciones con el Banco Central de Chile		(126)	(177)
Aumento (disminución) por contratos de retrocompra (pasivos)		183.154	(95.145)
Aumento (disminución) por otras obligaciones financieras		15.344	(2.830)
Aumento neto de otros activos y pasivos		(791.457)	(421.538)
Rescate de letras de crédito		(29.668)	(40.231)
Emisión de bonos hipotecarios		36.941	70.339
Emisión de bonos corrientes		1.196.273	664.422
Rescate de bonos hipotecarios y pago de intereses		(4.195)	-
Rescate de bonos corrientes y pago de intereses		(574.507)	(190.719)
Intereses y reajustes percibidos		2.235.437	1.905.532
Intereses y reajustes pagados		(913.800)	(729.942)
Dividendos recibidos de inversiones en sociedades	11	119	665
Comisiones percibidas	27	366.729	346.120
Comisiones pagadas	27	(139.446)	(116.284)
Impuesto a la renta	14	(45.552)	(94.467)
Total flujos generados (utilizados) en actividades operacionales		291.309	535.422

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 9

Banco Santander Chile y Afiliadas

ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los ejercicios terminados el

		Al 31 de diciembre de
		2014	2013
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	13	(59.088)	(40.789)
Enajenaciones de activos fijos	13	172	348
Adquisiciones de inversiones en sociedades	11	(6.313)	(1.440)
Enajenaciones de inversiones en sociedades		-	90.281
Adquisiciones de activos intangibles	12	(27.437)	(18.400)
Total flujos generados (utilizados) en actividades de inversión		(92.666)	30.000

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		(274.042)	(123.036)
Aumento de otras obligaciones		-	-
Emisión bonos subordinados		-	141.043
Rescate de bonos subordinados y pago de intereses		(8.886)	(31.299)
Dividendos pagados		(265.156)	(232.780)
Originados por actividades de financiamiento del interés no controlador		-	(7.907)
Dividendos y/o retiros pagados		-	(7.907)
Total flujos utilizados en actividades de financiamiento		(274.042)	(130.943)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL EJERCICIO		(75.399)	434.479

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO		34.893	(20.699)

F – SALDO INICIAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO		1.899.508	1.485.728

SALDO FINAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO	5	1.859.002	1.899.508

	Al 31 de diciembre de
Conciliación de provisiones para el Estado Consolidado de Flujos de Efectivo del período	2014	2013
	MM$	MM$

Provisiones por riesgo crédito para el Estado de Flujos de Efectivo	433.408	419.315
Recuperación de créditos castigados	(58.977)	(55.284)
Gasto por provisiones por riesgo crédito	374.431	364.031

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 10

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS

INFORMACIÓN CORPORATIVA

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140 Santiago, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Banco Santander España controla a Banco Santander Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 31 de diciembre de 2014, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda. Esto otorga a Banco Santander España el control sobre el 67,18% de las acciones del Banco.

a)	Bases de preparación

Los presentes Estados Financieros Consolidados han sido preparados de acuerdo al Compendio de Normas Contables e instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con las normas internacionales de contabilidad e información financiera (NIIF o IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables e instrucciones) primarán estos últimos.

Para los propósitos de estos Estados Financieros Consolidados, el Banco utiliza ciertos términos y convenciones para las monedas. “USD” hace referencia a “dólar americano”, “EUR” hace referencia a “euro”, “CNY” hace referencia a “yuan chino”, “CHF” hace referencia a “franco suizo”, y “UF” hace referencia a “unidad de fomento”.

Las notas a los Estados Financieros Consolidados, contienen información adicional a la presentada en los Estados de Situación Financiera Consolidado, en los Estados del Resultado Consolidado, Estados de Otro Resultado Integral Consolidado, Estados de Cambios en el Patrimonio Consolidado y en los Estados de Flujos de Efectivo Consolidado. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b)	Bases de preparación de los Estados Financieros

Los Estados Financieros Consolidados al 31 de diciembre de 2014 y 2013, incorporan los estados financieros del Banco y las sociedades controladas (subsidiarias). El control se obtiene cuando el Banco está expuesto, o tiene derecho, a rendimientos variables procedentes de su implicación en la participada y tiene la capacidad de influir en esos rendimientos a través de su poder sobre ésta. Específicamente, el Banco controla una participada si y solo si éste reúne todos los elementos siguientes:

I.	poder sobre la participada (es decir, posee derechos que le otorgan la capacidad presente de dirigir las actividades relevantes de la participada);
II.	exposición, o derecho, a rendimientos variables procedentes de su implicación en la participada; y
III.	capacidad de utilizar su poder sobre la participada para influir en el importe de los rendimientos del inversor.

Cuando el Banco tiene menos de la mayoría de los derechos de voto sobre una participada, pero dichos derechos de voto son suficientes para tener la capacidad factible de dirigir unilateralmente las actividades relevantes, entonces se concluirá que el Banco tiene el control. El Banco considera todos los factores y circunstancias relevantes en la evaluación si los derechos de voto son suficientes para obtener el control, estos incluyen:

•	La cuantía de los derechos a voto que posee el Banco en relación a la cuantía y dispersión de los que mantienen otros tenedores de voto.
•	Los derechos de voto potenciales mantenidos por el inversor, otros tenedores de voto u otras partes.
•	Derechos que surgen de otros acuerdos contractuales.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 11

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

•	Cualesquiera hechos y circunstancias adicionales que indiquen que el inversor tiene, o no tiene, la capacidad presente de dirigir las actividades relevantes en el momento en que esas decisiones necesiten tomarse, incluyendo los patrones de conducta de voto en reuniones de accionistas anteriores.

El Banco reevalúa si tiene o no el control sobre una participada cuando los hechos o circunstancias indican que existen cambios en uno o más de los elementos de control arriba listados.

Las pérdidas de control dan lugar a una baja de las cuentas de activo y pasivos de la entidad que ha dejado de ser subsidiaria del Estado de Situación Financiera Consolidado y el reconocimiento de la pérdida o ganancia asociada a la pérdida de control.

Los Estados Financieros Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las sociedades que participan en la consolidación, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración aplicados por el Banco, junto con la eliminación todos los saldos y transacciones entre las sociedades consolidadas.

Adicionalmente, la participación de terceros en el patrimonio del Banco consolidado es presentada como “Interés no controlador” en el Estado de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estados de Situación Financiera Consolidado.

La siguiente tabla muestra la composición de las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de consolidación:

i.	Entidades controladas por el Banco a través de la participación en patrimonio

			Porcentaje de participación
			Al 31 de diciembre de
		Lugar de	2014			2013
		Incorporación y	Directo	Indirecto	Total	Directo	Indirecto	Total
Nombre de subsidiaria	Actividad Principal	operación	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Corretaje de seguros	Santiago, Chile	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	Corretaje de instrumentos financieros	Santiago, Chile	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos (*)	Administración de fondos de terceros	Santiago, Chile	-	-	-	-	-	-
Santander Agente de Valores Limitada	Corretaje de valores	Santiago, Chile	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	Adquisición de créditos y emisión de títulos de deuda	Santiago, Chile	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada (**)	Sociedad de apoyo, efectuar pagos y recibir valores	Santiago, Chile	-	-	-	99,90	0,10	100,00

(*) En el mes de diciembre de 2013 se concretó la venta de Santander Asset Management S.A. Administradora General de Fondos.

(**) A partir del 1 de mayo de 2014 esta sociedad fue absorbida por el Banco, esta operación fue autorizada por SBIF con fecha 26 de marzo de 2014.

El detalle de las participaciones no controladoras se observa en la Nota 25 Interés no controlador.

ii.	Entidades controladas por el Banco a través de otras consideraciones

Al 31 de diciembte de 2014 y 2013, las siguientes sociedades han sido consolidadas basados en que las actividades relevantes (sociedades de apoyo al giro) de estas son determinadas por el Banco y por ende, éste ejerce control:

-	Santander Gestión de Recaudación y Cobranza Limitada
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada
-	Multiservicios de Negocios Limitada
-	Bansa Santander S.A.
-	Fiscalex Limitada (*)

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 12

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

(*) A partir del 1 de agosto de 2014, Fiscalex Limitada fue absorbida por Santander Gestión de Recaudación y Cobranza Limitada, (ver Nota 2 letra d.1).

iii.	Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

			Porcentaje de participación
		Lugar de	Al 31 de diciembre de
		Incorporación y	2014	2013
Nombre Asociadas	Actividad principal	operación	%	%
Redbanc S.A.	Servicios de cajeros automáticos	Santiago, Chile	33,43	33,43
Transbank S.A.	Servicios de tarjetas de crédito y debito	Santiago, Chile	25,00	25,00
Centro de Compensación Automatizado S.A.	Servicios de transferencias electrónicas de fondos y compensación	Santiago, Chile	33,33	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	Depósito de valores de oferta pública	Santiago, Chile	29,29	29,28
Cámara Compensación de Alto Valor S.A.	Compensación de pagos	Santiago, Chile	14,14	14,14
Administrador Financiero del Transantiago S.A.	Administración de medios de acceso	Santiago, Chile	20,00	20,00
Sociedad Nexus S.A.	Procesador de tarjetas de créditos	Santiago, Chile	12,90	12,90
Servicios de Infraestructura de Mercado OTC S.A.	Administración de la infraestructura de mercado financiero de instrumentos derivados	Santiago, Chile	11,11	11,11

En el caso de Nexus S.A. y Cámara Compensación de Alto Valor S.A., Banco Santander Chile posee un representante en el Directorio de dichas sociedades, razón por la cual la Administración ha concluido que ejerce influencia significativa sobre las mismas.

En el caso de Servicios de Infraestructura de Mercado OTC S.A. el Banco participa, a través de sus ejecutivos, activamente en la administración y en el proceso de organización y puesta en marcha de esta sociedad, razón por la cual la Administración ha concluido que ejerce influencia significativa sobre la misma.

iv.	Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuales el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)	Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado del Resultado Consolidado, y dentro del patrimonio en el Estado de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades controladas a través de otras consideraciones, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)	Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda los umbrales cuantitativos fijados de un segmento

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 13

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.	Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.	El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Financieros Consolidados.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)	Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)	Transacciones en moneda extranjera

El Banco realiza operaciones en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, mantenidos por el Banco y Filiales son convertidos a Pesos Chilenos al tipo de cambio de mercado representativo del cierre del mes informado (publicado por Reuters a las 1:30 p.m.), el cual asciende a $ 608,33 por US$ 1 para diciembre de 2014 ($ 524,20 por US$ 1 para diciembre de 2013).

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 14

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

g)	Definiciones y clasificaciones de instrumentos financieros

i.	Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii.	Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-	Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado del Resultado Consolidado”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otro Resultado Integral en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otro Resultado Integral son traspasados al Estado de Resultados Consolidado bajo “Utilidad neta de operaciones financieras”.

-	Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-	Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco actúa como arrendador.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 15

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los Estados, en las siguientes partidas:

-	Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-	Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, no se liquidan el mismo día y compra de divisas que aún no se reciben.

-	Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 7.

-	Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-	Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-	Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-	Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 16

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los Estados Financieros, en las siguientes partidas:

-	Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores. De acuerdo con la normativa vigente, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos (esto es, en contra del Banco), sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 7.

-	Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes, colocados en el mercado local o en el exterior.

-	Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

De acuerdo a NIIF 13 Medición de Valor Razonable se entiende por “valor razonable” como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. Una medición del valor razonable es para un activo o pasivo concreto. Por ello, al medir el valor razonable el Banco se tiene en cuenta las características del activo o pasivo de la misma forma en que los participantes de mercado las tendrían en cuenta al fijar el precio de dicho activo o pasivo en la fecha de la medición.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 17

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar: (a) en el mercado principal del activo o pasivo; o (b) en ausencia de un mercado principal, en el mercado más ventajoso para el activo o pasivo. Cuando no existe un mercado observable para proporcionar información para fijar el precio en relación con la venta de un activo o la transferencia de un pasivo en la fecha de la medición, el valor razonable se obtendrá de suponer una transacción en dicha fecha, considerada desde la perspectiva de un participante de mercado que mantiene el activo o debe el pasivo.

Cuando se utilizan técnicas de valorización se maximiza el uso de datos de entrada observables relevantes y minimiza el uso de datos de entrada no observables. Cuando un activo o un pasivo medido a valor razonable tiene un precio comprador y un precio Vendedor, el precio dentro del diferencial de precios comprador-vendedor que sea el más representativo del valor razonable en esas circunstancias se utilizará para medir el valor razonable independientemente de dónde se clasifique el dato de entrada en la jerarquía del valor razonable. NIIF 13 Medición del Valor Razonable establece una jerarquía del valor razonable basada en tres niveles: Nivel 1, Nivel 2 y Nivel 3, en donde se concede la prioridad más alta a los precios cotizados (sin ajustar) en mercados activos para activos y pasivos idénticos y la prioridad más baja a los datos de entrada no observables.

Todos los derivados se registran en el Estado de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado del Resultado Consolidado en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados.  El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos. Además, dentro del valor razonable de los derivados se incluye el ajuste de valorización que refleja el riesgo de crédito de la operación, ya sea propio o de la contraparte.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado del Resultado Consolidado de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 18

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 31 de diciembre de 2014 y 2013, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.	En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.	En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.	En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 19

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado del Resultado Consolidado; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el Estado del Resultado Consolidado en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

Los “Instrumentos financieros disponibles para la venta” se registran en Otro Resultado Integral bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-	Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado del Resultado Consolidado.

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades:

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:

a.	De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en la inflación (UF), tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);
b.	De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);
c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”);
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.	Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 20

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.	En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta “Utilidad neta de operaciones financieras” del Estado del Resultado Consolidado.

b.	En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado del Resultado Consolidado, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado del Resultado Consolidado utilizando como contrapartida “Utilidad neta de operaciones financieras”.

c.	En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Cuentas de valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado del Resultado Consolidado, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.	Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado del Resultado Consolidado, en “Utilidad neta de operaciones financieras”.

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y pérdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado del Resultado Consolidado, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado del Resultados Consolidado.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.	Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 21

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

-	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
-	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.	Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido - caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes - , se distingue entre:

a.	Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

b.	Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco, presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado del Resultado Consolidado, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de estos (Nota 26). Estos intereses son reconocidos como ingresos, cuando son efectivamente recaudados.

Sólo se vuelven a registrar los ingresos por intereses de “operaciones con devengo suspendido” cuando dichas operaciones se vuelven corrientes (es decir, se recibieron pagos que hacen que tengan menos de 90 días de incumplimiento) o cuando ya no están en las categorías C3, C4, C5 o C6 (en el caso de clientes con una evaluación individual de incumplimiento).

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 22

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado del Resultado Consolidado utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son percibidos o pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado del Resultado Consolidado a lo largo de la vida del préstamo.

j)	Deterioro

i.	Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre sólo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá sólo en la medida que no exceda al monto acumulado de pérdidas por deterioro registradas.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado del Resultado Consolidado de ejercicios futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los pagos que recibirán del arrendatario incluido el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, lo que equivale a un pago adicional de la cuota de arrendamiento, por lo que existe una razonable seguridad de que se ejercerá la opción se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado del Resultado Consolidado, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado del Resultado Consolidado de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el rubro “Otros gastos operacionales” en el Estado del Resultado Consolidado.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

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Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado del Resultado Consolidado como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado  de derechos legales o contractuales. El Banco reconoce un activo intangible, comprados o auto-generados (a costo), cuando el costo del activo puede ser estimado confiablemente y es probable que los beneficios económicos futuros atribuibles al activo sean traspasados al Banco.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros. La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada, la cual se ha definido en 36 meses.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.	Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en bancos nacionales, depósitos en el exterior.
ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

p) Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos y cuentas por cobrar a clientes de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobado por el Comité de Directores.

Con el objeto de determinar sus provisiones por riesgo de crédito, el Banco realiza una evaluación de los créditos y cuentas por cobrar a clientes tal y como se indica a continuación:

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

-	Evaluación individual de deudores – Cuando se reconoce al deudor como individualmente significativo, vale decir, con niveles de deuda significativos y para aquellos que, aun no siéndolo, no son susceptibles de ser clasificados en un grupo de activos financieros con similares características de riesgo de crédito, y que por su tamaño, complejidad o nivel de exposición se requiere conocerla en detalle.

-	Evaluación grupal de deudores - Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño. El Banco agrupa a los deudores con similares características de riesgo de crédito asociando a cada grupo una determinada probabilidad de incumplimiento y un porcentaje de recuperación basado en un análisis histórico fundamentado. Para tal efecto, el Banco ha construido modelos para la determinación de provisiones por riesgo de crédito apropiado de acuerdo al tipo de cartera u operaciones, para lo cual, los créditos y cuentas por cobrar a clientes se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

A continuación se describen los modelos utilizados en la determinación de las provisiones por riesgo de crédito:

I.	Provisiones para las evaluaciones individuales

La evaluación individual de los deudores comerciales es necesaria de acuerdo a lo establecido por la SBIF cuando se trate de empresas que por su tamaño, complejidad o nivel de exposición con la entidad, sea necesario conocerlas y analizarlas en detalle.

El Banco para efectos de constituir sus provisiones asigna una categoría de riesgo para cada deudor y sus respectivos préstamos y créditos contingentes, previa asignación a una de las categorías de cartera: Normal, Subestándar e Incumplimiento. Los factores de riesgo utilizados en la asignación son: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

Las categorías de cartera y sus definiciones son las siguientes:

i.	Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.	Cartera Subestándar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.	Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

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Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Carteras en Cumplimiento Normal y Subestándar

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
Cartera Normal	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
Cartera Subestándar	B1	15,00	92,5	13,87500
	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

El Banco para determinar el monto de provisiones, primeramente determina la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías, a dicha exposición se le aplica los porcentajes de perdida respectivos.

Cartera en Incumplimiento

Para efectos de constituir las provisiones sobre la cartera en incumplimiento, primeramente se determina una tasa de pérdida esperada, deduciendo los montos susceptibles de recuperar vía ejecución de garantías y el valor presente de las recuperaciones obtenidas a través de acciones de cobranza neto de gastos asociados.

Una vez determinado el rango de pérdida esperada, se aplica el porcentaje de provisión respectivo sobre el monto exposición que comprende los préstamos más los créditos contingentes del mismo deudor.

Los porcentajes de provisión que son aplicados sobre la exposición son los siguientes:

Clasificación	Rango de pérdida estimada	Provisión
C1	Hasta 3%	2%
C2	Más de 3% hasta 20%	10%
C3	Más de 20% hasta 30%	25%
C4	Más de 30% hasta 50%	40%
C5	Más de 50% hasta 80%	65%
C6	Más de 80%	90%

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Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

II.	Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la determinación de pérdida de los créditos, mediante la clasificación y agrupación de la cartera de colocaciones en función de la similitud de las características relativas al riesgo de crédito, indicativas de la capacidad del deudor para pagar todos los importes de acuerdo con las condiciones del contrato. Para esto se utiliza un modelo basado en las características de los deudores, historial de pago, préstamos pendientes y morosidad entre otros factores relevantes.

El Banco utiliza metodologías para la determinación del riesgo de crédito, basadas en modelos internos para la estimación de provisiones para la cartera evaluada grupalmente, donde incluye créditos comerciales para deudores no evaluados individualmente, créditos para vivienda y consumo (incluyendo créditos en cuotas, tarjetas de crédito y líneas de sobregiro). Dicha metodología permite identificar en forma independiente el comportamiento de la cartera a un año vista, determinando de esta manera la provisión necesaria para cubrir las pérdidas que se manifiestan en el período de un año desde la fecha de balance.

Los clientes son segmentados de acuerdo a sus características internas y externas en grupos o perfiles, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada (modelo cliente-cartera), esto se conoce como el método de asignación de perfil.

El método de asignación de perfil se establece en base a un método de construcción estadístico, constituyendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, entre otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días. Posteriormente, se establecen perfiles comunes a los cuales se les determina una probabilidad de incumplimiento (PI) y un porcentaje de recuperación basado en un análisis histórico fundamentado que se reconoce como la pérdida dado el incumplimiento (PDI).

Por consiguiente, una vez que han perfilado a los clientes y asignado una PI y PDI en relación al perfil al cual pertenece el crédito, calcula la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías (para créditos distintos a los créditos de consumo).

Durante el segundo semestre del año 2014, dentro del proceso de actualización de los modelos de provisión para la cartera de consumo y comercial, se realizó una calibración de los mismos, con el objetivo de mejorar y obtener una mejor predicción de los comportamientos de nuestros clientes, y mantener los estándares de seguimiento estadístico y gestión. Dentro de dichas mejoras, los aspectos destacables a mencionar son el avance del gobierno de los modelos, que permite una aprobación tanto técnica como decisional en distintas instancias de aprobación, mejoras técnicas en los procesos estadísticos realizados y en la profundidad histórica de la información, que permitió robustecer los parámetros de probabilidad de incumplimiento (PI) y la pérdida dado el incumplimiento (PDI) involucrados en el cálculo de provisión.

Esta actualización implicó una liberación de provisiones de consumo por un monto de $26.563 millones y una constitución de provisiones comerciales de $45.141 millones. El efecto neto de estas mejoras ($18.578 millones de mayores provisiones), al tratarse de un cambio en una estimación, de acuerdo a NIC 8, se registró en el Estado Consolidado de Resultados del ejercicio.

III.	Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico específico.

Estas provisiones de acuerdo a lo establecido en el número 10 del Capítulo B-1 del Compendio de Normas Contables de la SBIF, se informarán en el pasivo al igual que las provisiones sobre créditos contingentes.

Al 31 de diciembre de 2014 y 2013, el Banco no ha establecido provisiones por estos conceptos.

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Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

IV.	Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aun cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo. Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado del Resultado Consolidado como Recuperaciones de créditos castigados.

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

V.	Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado de Resultados Consolidado como una reducción de las provisiones por riesgo de crédito.

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados. El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	es una obligación presente (legal o constructiva) como resultado de hechos pasados y;
ii.	a la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 30

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

i.	Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.	Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.	Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.	Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios. La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 31

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado de Situación Financiera. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de éste no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos. Las revisiones de las estimaciones contables son reconocidas en el período en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Provisiones por riesgo de crédito (Notas 9 y 30)
-	Las pérdidas por deterioros de determinados activos (Notas 7, 8, 9, 10 y 33)
-	La vida útil de los activos materiales e intangibles (Notas 12, 13 y 33)
-	El valor razonable de activos y pasivos (Notas 5, 6, 7, 10 y 37)
-	Contingencias y compromisos (Nota 22)
-	Impuestos corrientes e impuestos diferidos (Nota 14)

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de diciembre de 2014 y 2013, el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial. En ambos casos una evaluación independiente del valor de mercado de los bienes es determinado sobre la base del estado en que se adquieran.

De existir un exceso de los créditos y cuentas por cobrar a clientes respecto del valor razonable del bien recibido o adjudicado en pago menos los costos de enajenación, son reconocidos en el Estado del Resultado Consolidado bajo el rubro “Provisión por riesgo de crédito”.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente) menos sus respectivos costos de ventas. Las diferencias entre ambos son reconocidas en el Estado de Resultado Consolidado bajo el rubro “Otros gastos operacionales”.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 32

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las tasaciones para estos efectos por política interna del Banco no pueden tener una antigüedad mayor a 18 meses.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación. En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los propietarios del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de diciembre de 2014 y 2013, el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado del Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado del Resultado Consolidado.

x)	Provisión dividendos mínimos

Al 31 de diciembre de 2014 y 2013, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado de Cambios en el Patrimonio Consolidado.

y)	Beneficios al Personal

i.	Retribuciones post – empleo – Plan de beneficio definido:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el Banco Santander Chile tiene a disposición de sus principales directivos un beneficio adicional, consistente en un plan de pensiones, que tiene por objetivo que estos cuenten con fondos para una mejor pensión complementaria al momento de su retiro.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 33

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Banco Santander Chile son:

i.	Orientado a los Directivos del Grupo.
ii.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
iii.	El Banco contratará una póliza de seguro colectivo mixto (vida y ahorro) por cada directivo, siendo el contratante y beneficiario la empresa del Grupo a la que pertenezca el directivo. Se realizarán aportes periódicos por igual monto al que cada directivo aporte a su plan de cotizaciones voluntarias.
iv.	El Banco será el responsable de otorgar los beneficios en forma directa.

Para determinar el valor presente de la obligación por beneficio definido y el costo del servicio presente se utiliza el método de la unidad de crédito proyectada.

Los componentes del costo de los beneficios definidos comprenden:

-	costo del servicio presente y cualquier costo por servicios pasados, los cuales son reconocidos en el resultado del período;
-	el interés neto sobre el pasivo (activo) por beneficio definidos neto, el cual es reconocido en el resultado del período;
-	las nuevas mediciones del pasivo (activo) por beneficio definidos neto, comprenden:
(a) ganancias y pérdidas actuariales;(b) el rendimiento de los activos del plan y; (c) los cambios en el efecto del techo del activo, los cuales son reconocidos en otro resultado integral.

El pasivo (activo) por beneficios definidos neto es el déficit o superávit, determinado como la diferencia entre el valor presente de la obligación por beneficios definidos menos el valor razonable de los activos del plan.

Los activos del plan comprenden las pólizas de seguros contratadas por el Grupo con tercero que no es una parte relacionada. Estos activos son mantenidos por una entidad separada legalmente del Grupo y existen solamente para pagar los beneficios a los empleados.

El Banco presenta el costo del servicio presente y el interés neto en el rubro “Remuneraciones y gastos del personal” en los Estados del Resultado Consolidado. Dada la estructura del plan, éste no genera ganancias ni pérdidas actuariales, el rendimiento del plan está establecido y fijo durante el periodo, por lo que no existen cambios en el techo del activo, dado lo anterior no existen monto reconocidos en otro resultado integral.

La obligación por beneficios post- empleo reconocida en el Estado de Situación Financiera Consolidado representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

Cuando los empleados abandonan el plan antes de cumplir los requisitos para hacerse acreedor del beneficio, las contribuciones que realiza el Grupo se reducen.

La obligación por beneficios post- empleo reconocida en el Estado de Situación Financiera Consolidado representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

ii.	Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii.	Beneficios basados en acciones liquidados en efectivo:

El Banco entrega a determinados ejecutivos del Banco y sus afiliadas un beneficio de pagos basados en acciones liquidados en efectivo acuerdo a los requerimientos de NIIF 2. El Banco mide los servicios recibidos y el pasivo incurrido a valor razonable.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 34

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Hasta que el pasivo se liquide, el Banco determina el valor razonable del pasivo al final de cada período que se informe, así como en la fecha de liquidación, reconociendo cualquier cambio en el valor razonable en el resultado del período.

z)	Reclasificación de partidas

Banco Santander Chile efectúa reclasificaciones de partidas en los Estados Financieros con el objetivo de presentar información más clara y relevante a los usuarios.

Estas reclasificaciones no tienen un impacto significativo en los presentes Estados Financieros Consolidados del Banco.

aa)	Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board:

A la fecha de emisión de los presentes Estados de Situación Financiera Consolidado los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 31 de diciembre de 2014, no hay nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras que haya sido necesario implementar o adoptar.

2.	Normas Contables emitidas por el International Accounting Standards Board

Enmienda a NIC 32, Instrumentos Financieros: Presentación – El 16 de diciembre de 2011, el IASB modificó los requerimientos de contabilización y revelación relacionados con el neteo activos y pasivos financieros mediante las enmiendas a NIC 32 y NIIF 7. Estas enmiendas son el resultado del proyecto conjunto del IASB y el Financial Accounting Standards Board (FASB) para abordar las diferencias en sus respectivas normas contables con respecto al neteo de instrumentos financieros. Las nuevas revelaciones son requeridas para períodos anuales que comiencen a partir del 1 de enero de 2014. Una entidad aplicará estas modificaciones de forma retroactiva. Se permite su aplicación anticipada. La implementación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Entidades de Inversión – Enmiendas a NIIF 10 – Estados Financieros Consolidados; NIIF 12 – Revelaciones de Participaciones en Otras Entidades y NIC 27 – Estados Financieros Separados - El 31 de octubre de 2012, el IASB publicó “Entidades de Inversión (modificaciones a NIIF 10, NIIF 12 y NIC 27)”, proporcionando una exención para la consolidación de filiales bajo NIIF 10 Estados Financieros Consolidados para entidades que cumplan la definición de “entidad de inversión”, tales como ciertos fondos de inversión. En su lugar, tales entidades medirán sus inversiones en filiales a valor razonable a través de resultados en conformidad con NIIF 9 Instrumentos Financieros o NIC 39 Instrumentos Financieros: Reconocimiento y Medición.

Las modificaciones también exigen revelación adicional con respecto a si la entidad es considerada una entidad de inversión, detalles de las filiales no consolidadas de la entidad, y la naturaleza de la relación y ciertas transacciones entre la entidad de inversión y sus filiales. Por otra parte, las modificaciones exigen a una entidad de inversión contabilizar su inversión en una filial de la misma manera en sus estados financieros consolidados como en sus estados financieros individuales (o solo proporcionar estados financieros individuales si todas las filiales son no consolidadas).

La fecha efectiva de estas modificaciones es para períodos que comiencen en o después del 1 de enero de 2014. Se permite la aplicación anticipada. La implementación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Enmienda NIC 36, Deterioro del Valor de los Activos – El 29 de mayo de 2013 IASB publicó “Información a Revelar sobre el Importe Recuperable de Activos no Financieros“, el objetivo de esta modificación es armonizar los requerimientos de revelar información sobre el valor razonable menos los costos de disposición y el valor en uso, cuando se utilizan técnicas de valor presente para medir el importe recuperable de los activos que presentan deterioro de valor, requiriendo que una entidad revele las tasas de descuento que se han utilizado para determinar el importe recuperable de los activos que presentan deterioro de valor. Una entidad aplicará estas modificaciones de forma retroactiva a los períodos anuales que comiencen a partir del 1 de enero de 2014. Se permite su aplicación anticipada. Una entidad no aplicará esas modificaciones a períodos (incluyendo períodos comparativos) en los que no se aplique la NIIF 13. La implementación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 35

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Enmienda NIC 39, Instrumentos Financieros: reconocimiento y medición – El 27 de junio de 2013 IASB emitió la enmienda Novación de contratos de derivados y continuidad de contabilidad de cobertura, el cual establece que la novación de un contrato derivado con una entidad de contrapartida central (cámara de compensación) generaría la interrupción de la cobertura, el desreconocimiento del derivado original y el reconocimiento del nuevo contrato derivado novado. Mientras que la novación producto de leyes o normativas no califican para desreconocimiento y por lo tanto la contabilidad de cobertura no se verá interrumpida (siempre que se cumplan requisitos). La fecha efectiva de aplicación para períodos anuales que comienzan el 1 de enero de 2014, pudiendo aplicarse anticipadamente.

Una entidad aplicará esta enmienda retrospectivamente de acuerdo con NIC 8 “Políticas Contables, Cambios en las Estimaciones Contables y Errores”. La implementación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Enmienda a NIC 19, Beneficios a Empleados – El 21 de noviembre de 2013, el IASB modificó la NIC 19 (2011) Beneficios a Empleados para aclarar los requerimientos relacionados con respecto a como las contribuciones de los empleados o terceros que están vinculadas a servicios deberían ser asignadas a los períodos de servicio. Las modificaciones permiten que las contribuciones que son independientes del número de años de servicio puedan ser reconocidos como una reducción en el costo por servicio en el período en el cual el servicio es prestado, en lugar de asignar las contribuciones a los períodos de servicio. Otras contribuciones de empleados o terceros se requiere que sean atribuidas a los períodos de servicio ya sea usando la fórmula de contribución del plan o sobre una base lineal. Las modificaciones son efectivas para períodos que comienzan en o después del 1 de julio de 2014, se permite la aplicación anticipada. La implementación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Mejoras Anuales, ciclo 2010-2012 – El 12 de diciembre de 2013 se emitió este documento que abarca a siete cuerpos normativos:

-	NIIF 2 Pagos basados en acciones: modifica la definición de "condición para la consolidación de la concesión (irrevocabilidad)” y “ condiciones de mercado” y agrega la definición de “condiciones de ejecución” y “condición de servicio” (la cual era parte de la definición de condición para la consolidación de la concesión”).
-	NIIF 3 Combinaciones de negocios: aclara que las consideraciones contingentes que son clasificadas como activos o pasivos deben ser medidos a valor razonable a cada fecha de reporte.
-	NIIF 8 Segmentos de operación: requiere que una entidad revele los juicios hechos por la administración en la aplicación de los criterios de agregación de los segmentos operativos y, aclara que la entidad debe solo proporcionar reconciliación entre el total de activos del segmento reportables y los activos de la entidad si los activos del segmento sin reportados con regularidad.
-	NIIF 13 Medición de valor razonable: aclara que la emisión de las NIIF 13 y la modificación a NIIF 9 y NIC 39 no eliminó la posibilidad de medir las cuentas por cobrar y pagar a corto plazo que carecen de tasa de interés establecida al importes de las facturas sin descontar si el efecto de no descontar es inmaterial.
-	NIC 16 Propiedad, planta y equipo: aclara que cuando se revalúa un elemento de propiedades, planta y equipo el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.
-	NIC 24 Información a revelar sobre partes relacionadas: aclara que una entidad que provee servicios de personal de administración clave a la entidad que informa o la matriz de la entidad que reporta es una parte relacionada de la entidad que informa.
-	NIC 38 Activos intangibles: aclara que cuando se revalúa un elemento de intangibles el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.

Las mejoras anuales a las NIIF, ciclo 2010-2012, se deberán aplicar para periodos anuales que comienzan en o después del 1 de julio de 2014, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas mejoras.

Mejoras Anuales, ciclo 2011-2013 – El 12 de diciembre de 2013 se emitió este documento que abarca a cuatro cuerpos normativos:

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 36

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

-	NIIF 1 Adopción por primera vez: aclara que una entidad, en sus primeros estados financieros bajo NIIF, tiene la posibilidad de elegir entre aplicar una NIIF existentes y actualmente efectiva o la aplicación de una NIIF nueva o revisada que todavía no es obligatoria, siempre que permita su aplicación anticipada. Se requiere que la entidad aplique la misma versión de la NIIF a través de los períodos cubiertos por los primeros estados financieros según las NIIF.
-	NIIF 3 Combinaciones de negocios: aclara que la NIIF 3 excluye de su ámbito la contabilidad para la formación de un acuerdo conjunto en los estados financieros del propio acuerdo conjunto.
-	NIIF 13 Medición de valor razonable: aclara que el alcance de la excepción de cartera definida en el párrafo 52 de la NIIF 13 incluye todos los contratos contabilizados dentro del alcance de la “NIC 39 Instrumentos Financieros: Reconocimiento y Medición” y la “NIIF 9 Instrumentos Financieros”, independientemente de si se ajustan a la definición de activos financieros o financieros pasivos tal como se define en la “NIC 32 Instrumentos Financieros: Presentación”.
-	NIC 40 Propiedades de inversión: aclara que si una determinada transacción cumple con la definición tanto de una combinación de negocios, tal como se define en la NIIF 3 Combinaciones de negocios y Propiedades de inversiones como se define en la NIC 40 Propiedades de Inversión requiere la aplicación por separado de ambas normas de forma independiente.

Las mejoras anuales a las NIIF, ciclo 2011-2013, se deberán aplicar para periodos anuales que comienzan en o después del 1 de julio de 2014, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas mejoras.

CINIIF 21 Gravámenes – El 20 de mayo de 2013 IASB publicó esta interpretación, la cual aborda la contabilización de un pasivo para pagar un gravamen, si ese pasivo está dentro de la NIC 37. También aborda la contabilización de un pasivo para pagar un gravamen cuyo importe y vencimiento son ciertos. A efectos de esta Interpretación, un gravamen es una salida de recursos que incorpora beneficios económicos que es impuesta por los gobiernos a entidades de acuerdo con la legislación (es decir leyes o regulaciones) distintas de las salidas de recursos que quedan dentro del alcance de NIC 12 Impuesto a las Ganancias y, multas u otras sanciones que se imponen por infracciones de la legislación. Una entidad aplicará esta Interpretación en los períodos anuales que comiencen a partir del 1 de enero de 2014. Se permite su aplicación anticipada. Si una entidad aplica esta interpretación a períodos anteriores revelará este hecho. Los cambios en políticas contables producidos por la aplicación de esta Interpretación se contabilizarán de forma retroactiva de acuerdo con la NIC 8 Políticas Contables, Cambios en las Estimaciones Contables y Errores. La implementación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

ii.	Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia al 31 de diciembre de 2014.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio al 31 de diciembre de 2014. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

El 30 de diciembre de 2014, mediante carta circular 3.573 se introducen modificaciones al compendio de Normas Contables. Capítulos B-1, B-2 y E. Establece el método estándar para los créditos hipotecarios residenciales que se aplicará a partir de 2016. Además, complementa y precisa instrucciones sobre provisiones y créditos que conforman la cartera deterioradas. La Administración se encuentra evaluando el impacto de la adopción de estas modificaciones.

2.	Normas Contables emitidas por el International Accounting Standards Board

NIIF 9, Instrumentos Financieros - El 12 de noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 1 de enero de 2013, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. El 28 de octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 37

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también ha replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde NIC 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

•	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y
•	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

El 16 de diciembre de 2012, el IASB emitió Fecha de Aplicación Obligatoria de NIIF 9 y Revelaciones de la Transición, difiriendo la fecha efectiva tanto de las versiones de 2009 y de 2010 a períodos anuales que comienzan en o después del 1 de enero de 2015. Anterior a las modificaciones, la aplicación de NIIF 9 era obligatoria para períodos anuales que comenzaban en o después de 2013. Las modificaciones cambian los requerimientos para la transición desde NIC 39 Instrumentos Financieros:

Reconocimiento y Medición a NIIF 9. Adicionalmente, las modificaciones también modifican NIIF 7 Instrumentos Financieros: Revelaciones para agregar ciertos requerimientos en el período de reporte en el que se incluya la fecha de aplicación de NIIF 9.

Las modificaciones son efectivas para períodos anuales que comiencen en o después del 1 de enero de 2015, permitiendo su aplicación anticipada. La Administración en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma en forma anticipada, más aún no será aplicada mientras la mencionada superintendencia no lo disponga como estándar de uso obligatorio para todos los bancos.

NIIF 9, Instrumentos Financieros – contabilidad de cobertura y enmiendas a NIIF 9, NIIF 7 y NIC 39 – El 19 de noviembre de 2013 IASB emitió esta enmienda, la cual incluye un nuevo modelo general de contabilidad de cobertura, el cual se alinea más estrechamente con la gestión de riegos, entregando información más útil a los usuarios de los estados financieros. Por otra parte, los requerimientos relativos a la opción del valor razonable para pasivos financieros se cambiaron para abordar el riesgo de crédito propio, esta mejora establece que los efectos de cambios en el riesgo de crédito de un pasivo no deben afectar al resultado del periodo a menos que el pasivo se mantenga para negociar; se permite la adopción temprana de esta modificación sin la aplicación de los otros requerimientos de NIIF 9. Adicionalmente, condiciona la fecha efectiva de entrada en vigencia a la finalización del proyecto de NIIF 9, permitiendo de igual forma su adopción. La Administración se encuentra evaluando el potencial impacto de la adopción de estas enmiendas en lo que respecta a NIIF 7 y NIC 39, puesto que las referidas a NIIF 9 por expresa disposición de la SBIF no aplicarán a los estados financieros del Banco.

NIIF 9, Instrumentos Financieros – El 24 de julio de 2014, el IASN publico NIIF 9- Instrumentos Financieros, este documento final incluye la normativa ya emitida junto a un nuevo modelo de pérdida esperada y pequeñas modificaciones a los requerimientos de clasificaciones y medición para los activos financieros, añadiendo una nueva categoría de instrumentos financieros: activos a valor razonable con cambios en otro resultado integral para ciertos instrumentos de deuda. También incluye una guía adicional sobre cómo aplicar el modelo de negocio y pruebas de características de flujo de caja contractuales.

Esta norma es efectiva para períodos que comienzan en después del 1 de enero de 2018. Se permite su aplicación anticipada. La Administración en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma en forma anticipada, más aún no será aplicada mientras la mencionada superintendencia no lo disponga como estándar de uso obligatorio para todos los bancos.

NIIF 14, Cuentas diferidas regulatorias – El 30 de enero de 2014, el  IASB publicó NIIF 14, esta norma específica los requerimientos de revelación para saldos contables regulatorios diferidos generados de entidades que proveen bienes y servicios a clientes a un precio o tasa establecida por una. La normativa requiere:

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 38

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

-	cambios limitados a las políticas contables que la sociedad aplicaba de acuerdo a su antiguo GAAP para los saldos contables regulatorios diferidos;
-	revelar que se identificaron y explicaron los montos reconocidos en los estados financieros de la entidad generados por normativa de tasas;
-	revelar que ayuda a los usuarios de los estados financieros a entender los montos, oportunidad y flujos futuros de caja inciertos provenientes de cualquier saldo contable regulatorio diferido.

Esta norma es efectiva para entidades que aplican IFRS por primera vez en periodos que comienzan en después del 1 de enero de 2016. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

NIIF 15, Ingresos provenientes de contratos con clientes - El 28 de mayo de 2014, el IASB publico NIIF 15, cuyo objetivo es establecer principios de reporte de información útil para los usuarios de información financiera acerca de la naturaleza, monto, oportunidad e incertidumbre de los ingresos y flujos de caja generados de los contratos de una entidad con sus clientes. NIIF 15 elimina NIC 11 Contratos de Construcción, NIC 18 Ingresos, CINIIF 13 Programas de lealtad con clientes, CINIIF 15 Acuerdos de construcción de bienes raíces, CINIIF 18 Transferencia de activos desde Clientes y SIC 31 Ingresos - Permuta de servicios de publicidad.

Esta norma es efectiva para períodos que comienzan en después del 1 de enero de 2017. Se permite su aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Modificaciones a NIIF 11 – Contabilización de las adquisiciones de participaciones en operaciones conjuntas – El 6 de mayo de 2014, el IASB publicó esta modificación, la cual aclara la contabilización de las adquisiciones de una participación en una operación conjunta cuando la operación constituye un negocio. Modifica la NIIF 11 Acuerdos Conjuntos para exigir a una entidad que adquiere una participación, en una operación conjunta en la que la actividad constituye un negocio, a:

-aplicar todas las combinaciones de negocios que representan los principios de la NIIF 3 y otras normas, a excepción de aquellos principios que entran en conflicto con la orientación en la NIIF 11.

-revelar la información requerida por la NIIF 3 y otras normas para las combinaciones de negocios.

Las modificaciones son efectivas para los períodos que comienzan en o después del 1 de enero de 2016. Se permite su aplicación anticipada pero esto requerirá una revelación. Las modificaciones se aplican de forma prospectiva. La Administración evaluó el impacto de esta norma, determinando que no tendrá efectos significativos.

Modificaciones a NIC 16 y NIC 38 – Aclaración de los métodos aceptables de Depreciación y Amortización – El 12 de mayo de 2014, el IASB publicó esta modificación, la cual aclara cómo se debe calcular la depreciación y amortización de propiedad, planta y equipo y activos intangibles. Son efectivos para períodos anuales que comiencen en o después del 1 de enero de 2016, pero se permite su aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Modificaciones a NIC 27 – Modificación al Método de participación patrimonial en los estados financieros individuales – El 12 de agosto de 2014 IASB publico esta modificación, la cual reinstala el valor proporcional patrimonial como opción para valorizar inversiones en subsidiarias, negocios conjuntos y asociadas en los estados financieros individuales de una sociedad.

Esta norma es efectiva para periodos que comienzan en después del 1 de enero de 2016. Se permite su aplicación anticipada pero esto requerirá una revelación. La Administración evaluó el impacto de esta norma, determinando que no tendrá efectos significativos.

Modificaciones a IFRS 10 e IAS 28 – Venta y Contribución de activos entre un Inversionista y su asociada o negocio conjunto – El 11 de septiembre de 2014 IASB publico esta modificación, la cual aclara el alcance de las utilidades y perdidas reconocidas en una transacción que involucra a una asociada o negocio conjunto, y que este depende de si el activo vendido o contribución constituye un negocio. Por lo tanto, IASB concluyó que la totalidad de las ganancias o pérdidas deben ser reconocidas frente a la pérdida de control de un negocio. Asimismo, las ganancias o pérdidas que resultan de la venta o contribución de una subsidiaria que no constituye un negocio (definición de IFRS 3) a una asociada o negocio conjunto deben ser reconocido solo en la medida de los intereses no relacionados en la asociada o negocio conjunto.

Esta norma es efectiva para periodos que comienzan en después del 1 de enero de 2016. Se permite su aplicación anticipada pero esto requerirá una revelación. La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

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Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Modificaciones a NIC 1 – Iniciativa de Revelación – El 18 de diciembre de 2014, el IASB agregó una iniciativa en materia de revelación de su programa de trabajo 2013, para complementar el trabajo realizado en el proyecto del Marco Conceptual. La iniciativa está compuesta por una serie de proyectos más pequeños que tienen como objetivo estudiar las posibilidades para ver la forma de mejorar la presentación y revelación de principios y requisitos de las normas ya existentes. Estas enmiendas son efectivas para periodos anuales que comiencen en o después del 1 de enero de 2016, se permite su aplicación anticipada.

La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Modificaciones a NIIF 10, NIIF 12 y NIC 28 – Entidades de inversión: Aplicación de la excepción de Consolidación – El 18 de diciembre de 2014, el IASB publicó estas modificaciones para abordar los problemas que han surgido en el contexto de la aplicación de la excepción de consolidación de entidades de inversión. Estas enmiendas son efectivas para períodos anuales que comienzan en o después del 1 de enero de 2016, se permite su aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Mejoras Anuales, ciclo 2012-2014 – El 25 de septiembre de 2014 IASB emitió este documento, el cual abarca cuatro cuerpos normativos.

-	NIIF 5, Activos no Corrientes Mantenidos para la Venta y Operaciones Discontinuadas: adiciona guías especificas en casos en los cuales una entidad reclasifica un activo desde mantenido para la venta hacia mantenido para distribución o viceversa, y casos en los cuales los mantenidos para distribución son contabilizados como operaciones discontinuadas.
-	NIIF 7, Instrumentos Financieros: información a revelar: adiciona guías para aclarar si un contrato de servicios corresponde a un involucramiento continuo en una transferencia de activos con el propósito de determinar las revelaciones requeridas.
-	NIC 19, Beneficios a los Empleados: aclara que los bonos corporativos de alta calidad usados en la estimación de la tasa de descuento para loe beneficios post-empleo deben ser denominados en la misma moneda que el beneficio pagado.
-	NIC 34, Información Financiera Intermedia: aclara el significado de “en otro lugar del informe intermedio” y requiere una referencia cruzada.

Las modificaciones son efectivas para períodos anuales que comienzan en o después del 1 de enero de 2016, se permite la aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas normas.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 40

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°02

HECHOS RELEVANTES

Al 31 de diciembre de 2014, se han registrado los siguientes hechos relevantes que han influido en las operaciones del Banco:

a)	Directorio

En sesión Ordinaria de Directorio celebrada el 22 de abril de 2014, presentó su renuncia al cargo de Presidente del Directorio don Mauricio Larraín Garcés. El Directorio en esta sesión, nombra a don Vittorio Corbo Lioi en su nuevo cargo como Presidente, don Mauricio Larraín Garcés seguirá perteneciendo al Directorio en su nuevo cargo de Director.

Con fecha 2 de septiembre de 2014 se toma conocimiento y se informa a la Superintendencia de Bancos e Instituciones Financieras de la renuncia de don Carlos Olivos Marchant, quien se desempeñaba como Director Titular. Por su parte, el Presidente propone que el Director Sr. Marco Colodro Hadjes reemplace a don Carlos Olivos Marchant como miembro y presidente del Comité de Directores y Auditoría lo que es aprobado por unanimidad de los presentes.

El Directorio, en sesión ordinaria de fecha 23 de septiembre de 2014 y, conforme a sus atribuciones designó como nuevo Director Titular a don Orlando Poblete Iturrate, quien hasta ahora se desempeñaba como Director Suplente, cargo que a su vez a quedado vacante.

Destino de la utilidad y reparto de dividendos

En Junta General Ordinaria de Accionistas celebrada el 22 de abril de 2014 se reúnen bajo la Presidencia de don Vittorio Corbo Lioi (Presidente), Oscar von Chrismar Carvajal (Primer Vicepresidente), Roberto Méndez Torres (Segundo Visepresidente), Víctor Arbulú Crousillat, los Directores; Marco Colodro Hadjes, Mauricio Larraín Garcés, Carlos Olivos Marchant, Lucía Santa Cruz Sutil, Juan Pedro Santa María Pérez, Lisandro Serrano Spoerer, Roberto Zahler Mayanz, Raimundo Monge Zegers (Director Suplente), Orlando Poblete Iturrate (Director Suplente). Además, asisten el Gerente General don Claudio Melandri Hinojosa y el Gerente de Contabilidad don Felipe Contreras Fajardo.

De acuerdo a la información presentada en la Junta anteriormente señalada, las utilidades líquidas del ejercicio correspondiente al año 2013 (que se denominan en los estados financieros “Utilidad atribuible a tenedores patrimoniales del Banco”), ascendieron a $441.926 millones. Se aprueba distribuir el 60% de dichas utilidades, las cuales, divididas por el número de acciones emitidas, corresponden a un dividendo de $1,407 por cada acción, el que se comenzó a pagar a partir del día 23 de abril de 2014. Asimismo, se aprueba que el 40% restante de las utilidades sea destinado a incrementar el patrimonio del Banco.

b)	Reforma tributaria

El día 29 de septiembre de 2014 se publicó en el Diario Oficial la Ley N°20.780 que modifica el sistema tributario de nuestro país. En lo principal, se modifica gran parte de la Ley de la Renta, IVA, Impuesto de Timbres y Código Tributario. Respecto a la Ley de la Renta, los cambios fundamentales son:

•	Se incorporan dos sistemas tributarios alternativos, respecto de los cuales se deberá elegir formalmente por uno de ellos, siendo el plazo para dicha elección, el último semestre del año 2016. Los sistemas en cuestión son:

-	Sistema Atribuido, con la tasa final el año 2017 del 25%. Este sistema implica pagar impuestos terminales, independiente de los retiros o distribuciones de utilidades, con crédito del 100% del impuesto de primera categoría.

-	Sistema Semi-Integrado, con tasa final el año 2018 del 27%, el cual implica pagar impuestos terminales cuando se retiren o distribuyan las utilidades a los accionistas, con crédito parcial del 65% del impuesto de primera categoría pagado por el Banco, salvo para los extranjeros de países con Tratados de Doble Tributación con nuestro país.

•	Se modifica la actual tasa de 20% a un 21% para este año 2014, a un 22,5% para el año 2015, aún 24% para el año 2016 y a un 25% para el año 2017. Si se elige el Sistema Semi-Integrado la tasa para el año 2017 será de un 25,5% llegando finalmente al 27% el año 2018.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 41

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°02

HECHOS RELEVANTES, continuación

Para estimar los efectos que generó la reforma tributaria a Banco Santander y sus afiliadas, se consideró como supuesto la adopción del Sistema Semi-Integrado (opción por defecto definida por la ley), a la espera de la decisión que en su momento tomen los accionistas del Banco, decisión que aún no ha sido sometida a discusión. Dado lo anterior, el efecto neto estimado de esta reforma asciende a $ 35.411 millones, los cuales han sido contabilizados al 31 de diciembre de 2014 en la línea “Impuesto a la renta” en el Estado Consolidado de Resultados. Estos $35.411 millones se descomponen en un mayor impuesto por $3.175 millones por los impuestos corrientes del año y $38.586 millones de menor impuesto por efecto de los impuestos diferidos (diferencias temporarias activas).

c)	Emisión de bonos bancarios – Al 31 de diciembre de 2014

Al 31 de diciembre de 2014 el Banco ha emitido Bonos por CHF 300.000.000, UF 11.400.000, CLP 75.000.000.000, USD 750.000.000, AUD125.000.000 y JYP 27.300.000.000. El detalle de las colocaciones realizadas durante el año 2014 se incluye en Nota 18.

c.1)	Bonos corrientes año 2014

Serie	Moneda	Monto	Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono	CHF	300.000.000	3 años	1,00% anual simple	31-01-2014	31-07-2017
Total	CHF	300.000.000
Bono	UF	2.000.000	5 años	3,50% anual simple	21-02-2014	01-10-2018
Bono	UF	2.000.000	7 años	3,50% anual simple	28-08-2014	01-01-2021
Bono	UF	2.400.000	10 años	3,40% semestral	29-10-2014	01-01-2024
Bono	UF	3.000.000	5 años	2,65% semestral	11-12-2014	01-07-2019
Bono	UF	2.000.000	10 años	3,00% semestral	16-12-2014	01-01-2024
Total	UF	11.400.000
Bono	CLP	25.000.000.000	5 años	6,20% anual simple	22-02-2014	01-09-2018
Bono	CLP	50.000.000.000	5 años	5,50% anual simple	21-11-2014	01-07-2019
Total	CLP	75.000.000.000
Bono flotante USD	USD	250.000.000	5 años	Libor (3 meses)+ 75 pb	19-02-2014	19-02-2019
Bono flotante USD	USD	500.000.000	5 años	Libor (3 meses) + 90 pb	15-04-2014	11-04-2017
Total	USD	750.000.000
Bono	AUD	125.000.000	3 años	4,50% anual simple	13-03-2014	13-03-2017
Total	AUD	125.000.000
Bono flotante JPY	JPY	6.600.000.000	3 años	Libor (3 meses) +65 pb	24-04-2014	24-04-2017
Bono corriente JPY 2017	JPY	2.000.000.000	3 años	0,72% anual simple	24-04-2014	24-04-2017
Bono corriente JPY 2019	JPY	18.700.000.000	5 años	0,97% anual simple	24-04-2014	24-04-2019
Total	JPY	27.300.000.000

c.2)	Bonos subordinados año 2014

Al 31 de diciembre de 2014, el Banco no ha emitido bonos subordinados.

c.3)	Recompra de bonos

El Banco ha realizado las siguientes recompras de bonos al 31 de diciembre de 2014:

Fecha	Tipo	Monto

21-02-2014	Corriente	CLP	118.409.000.000
03-03-2014	Corriente	UF	6.000.000

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 42

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°02

HECHOS RELEVANTES, continuación

c.4)	Bonos hipotecarios año de 2014

Serie	Moneda	Monto	Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono	UF	1.500.000	18 años	3,20% semestral	01-09-2014	01-04-2032
Total	UF	1.500.000

d)	Inversiones en sociedades

d.1)	Fusiones y absorciones

Fusión por absorción de Santander Servicios de Recaudación y Pagos Limitada

Banco Santander ha materializado la fusión por absorción de la subsidiaria Santander Servicios de Recaudación y Pagos Limitada a partir del 1 de mayo de 2014, esto previa autorización de la SBIF, la cual fue otorgada con fecha 26 de marzo de 2014. Esta fusión incluyo la reconversión de las sucursales “Supercaja” hacia cajas auxiliares del Banco y la cesión de derechos que poseía Santander Corredora de Seguros Limitada al Banco, quien reunió el 100% de los derechos, pasando el Banco a tener la calidad de sucesor y continuador legal de la mencionada sociedad.

Fusión por absorción de Fiscalex Limitada

Con fecha 1 de agosto de 2014, la sociedad Fiscalex Limitada fue absorbida por Santander Gestión de Recaudación y Cobranza Limitada, ambas sociedades formaban parte del perímetro de consolidación del Banco, por lo cual no se generaron mayores efectos para el Banco.

d.2)	Aumentos de capital

En el primer semestre del año 2014, Transbank acordó en Junta de Accionistas capitalizar los resultados acumulados y realizar un aumento de capital por $25.200 millones aproximadamente. Banco Santander participó de ambos procesos en forma proporcional a su participación (25%), por lo que realizó un aporte de $6.313 millones aproximadamente a dicha sociedad.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 43

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°03

SEGMENTOS DE NEGOCIO

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra. Así, la presente revelación entrega información sobre como el Banco se gestiona al 31 de diciembre de 2014. En cuanto a la información correspondiente al año 2013, ésta ha sido preparada con los criterios vigentes al cierre de los presentes estados financieros con el objetivo de lograr la debida comparabilidad de las cifras.

El Banco se compone de los siguientes segmentos de negocios:

Individuos y PYMEs

Individuos

a.	Banefe Individuos

Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas

Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a $1.200 millones. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Empresas e Institucionales

Empresas

El segmento Empresas está compuesto por los subsegmentos Empresas, Inmobiliarias y Grandes Empresas:

a.	Empresas

Atiende a compañías con ventas anuales sobre los $1.200 millones y hasta $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 44

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

b.	Inmobiliaria

Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a $800 millones sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c.	Grandes Empresas

Considera compañías con ventas anuales sobre los $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa

Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería

La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a estos.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 45

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los periodos terminados al 31 de diciembre de 2014 y 2013, además los saldos correspondientes a créditos y saldos de cuentas por cobrar a clientes:

	Al 31 de diciembre de 2014
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
		MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	11.836.082	611.520	150.148	11.929	(166.296)	(395.621)	211.680
Banefe individuos	752.267	91.979	21.257	1.352	(46.410)	(44.657)	23.521
Banca Comercial	11.083.815	519.541	128.891	10.577	(119.886)	(350.964)	188.159
PYMES	3.354.840	269.483	47.011	6.529	(162.734)	(83.985)	76.304
Individuos+PYME	15.190.922	881.003	197.159	18.458	(329.030)	(479.606)	287.984

Empresas	5.053.974	185.699	26.958	15.687	(42.252)	(55.636)	130.456
Empresas	1.888.557	80.497	13.460	8.420	(24.741)	(31.225)	46.411
Grandes Empresas	2.138.226	72.303	8.798	6.734	(15.050)	(18.416)	54.369
Inmobiliarias	1.027.191	32.899	4.700	533	(2.461)	(5.995)	29.676
Institucionales	390.895	33.608	2.447	655	(57)	(13.587)	23.066
Empresas e institucionales	5.444.869	219.307	29.405	16.342	(42.309)	(69.223)	153.522

Banca Comercial	20.635.791	1.100.310	226.564	34.800	(371.339)	(548.829)	441.506

Global banking and markets	2.201.913	87.737	21.952	55.180	(3.086)	(41.944)	119.839
Corporativa	2.201.913	72.747	21.188	1.169	(3.086)	(21.045)	70.973
Tesorería	-	14.990	764	54.011	-	(20.899)	48.866
Otros	54.945	129.057	(21.233)	30.909	(6)	2.564	141.291

Totales	22.892.649	1.317.104	227.283	120.889	(374.431)	(588.209)	702.636

Otros ingresos operacionales							14.834
Otros gastos operacionales y deterioros							(117.772)
Resultado por inversiones en sociedades							2.165
Impuesto a la renta							(45.552)
Utilidad consolidada del ejercicio							556.311

(1)	Corresponde a créditos por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones y amortizaciones.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 46

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

	Al 31 de diciembre de 2013
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	10.474.663	604.979	141.717	8.731	(214.017)	(361.365)	180.045
Banefe individuos	730.979	99.161	23.289	1.613	(56.255)	(45.355)	22.453
Banca Comercial	9.743.684	505.818	118.428	7.118	(157.762)	(316.010)	157.592
PYMES	3.228.865	260.241	43.049	4.798	(101.541)	(74.472)	132.075
Individuos+PYME	13.703.528	865.220	184.766	13.529	(315.558)	(435.837)	312.120

Empresas	4.682.221	163.617	26.545	13.674	(32.209)	(51.182)	120.445
Empresas	1.757.977	74.227	14.153	7.457	(19.578)	(27.990)	48.269
Grandes Empresas	1.927.075	62.881	8.862	5.930	(8.262)	(17.330)	52.081
Inmobiliarias	997.169	26.509	3.530	287	(4.369)	(5.862)	20.095
Institucionales	353.559	29.837	2.654	562	317	(11.635)	21.735
Empresas e institucionales	5.035.780	193.454	29.199	14.236	(31.892)	(62.817)	142.180

Banca Comercial	18.739.308	1.058.674	213.965	27.765	(347.450)	(498.654)	454.300

Global banking and markets	2.268.440	72.659	17.432	42.393	(16.862)	(38.270)	77.352
Corporativa	2.268.440	62.763	15.659	687	(16.862)	(18.806)	43.441
Tesorería	-	9.896	1.773	41.706	-	(19.464)	33.911
Otros	53.013	(54.571)	(1.561)	45.955	281	(20.685)	(30.581)

Totales	21.060.761	1.076.762	229.836	116.113	(364.031)	(557.609)	501.071

Otros ingresos operacionales							20.508
Otros gastos operacionales y deterioros							(62.595)
Resultado por inversiones en sociedades							79.544
Impuesto a la renta							(94.467)
Utilidad consolidada del ejercicio							444.061

(1)	Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones y amortizaciones.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 47

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°04

EFECTIVO Y EQUIVALENTE DE EFECTIVO

a)	El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo es el siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Efectivo y depósitos en bancos
Efectivo	594.979	551.136
Depósitos en el Banco Central de Chile	167.444	797.363
Depósitos bancos nacionales	50	81
Depósitos en el exterior	846.415	223.230
Subtotales efectivo y depósitos en bancos	1.608.888	1.571.810

Operaciones con liquidación en curso netas	250.114	327.698

Totales efectivo y equivalente de efectivo	1.859.002	1.899.508

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	261.758	289.723
Fondos por recibir	269.615	314.354
Subtotales	531.373	604.077
Pasivos
Fondos por entregar	281.259	276.379
Subtotales	281.259	276.379

Operaciones con liquidación en curso netas	250.114	327.698

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 48

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°05

INSTRUMENTOS PARA NEGOCIACIÓN

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	270.004	75.577
Pagarés del Banco Central de Chile	-	100
Otros instrumentos del Estado y del Banco Central de Chile	461.340	189.962
Subtotales	731.344	265.639

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	-	10.042
Bonos de otras empresas del país	36.339	2.229
Otros instrumentos emitidos en el país	-	-
Subtotales	36.339	12.271

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos
Fondos administrados por entidades relacionadas	7.132	9.657
Fondos administrados por terceros	-	-
Subtotales	7.132	9.657

Totales	774.815	287.567

Al 31 de diciembre de 2014 y 2013, no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 49

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°06

OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES

a)	Derechos por compromisos de compra

El Banco compra instrumentos financieros acordando revenderlos en una fecha futura. Al 31 de diciembre de 2014 y 2013 los derechos asociados a los instrumentos adquiridos con pactos de retroventa son los siguientes:

Al 31 de diciembre de
	2014				2013
	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	-	-	-	-	-	-	-	-
Pagarés del Banco Central de Chile	-	-	-	-	-	-	-	-
Otros instrumentos del Estado y del Banco Central de Chile	-	-	-	-	17.469	-	-	17.469
Subtotales	-	-	-	-	17.469	-	-	17.469
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-	-	-	-	-	-	-
Letras hipotecarias de bancos del país	-	-	-	-	-	-	-	-
Bonos de bancos del país	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-

Totales	-	-	-	-	17.469	-	-	17.469

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 50

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°06

OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación

b)	Obligaciones por compromisos de venta

El Banco obtiene fondos vendiendo instrumentos financieros y comprometiéndose a comprarlos en fechas futuras, más un interés a una tasa prefijada. Al 31 de diciembre de 2014 y 2013 las obligaciones asociadas a los instrumentos vendidos con pactos de retrocompra son los siguientes:

	Al 31 de diciembre de
	2014				2013
	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	105.702	-	-	105.702	66.937	-	-	66.937
Pagarés del Banco Central de Chile	153	-	-	153	22	-	-	22
Otros instrumentos del Estado y del Banco Central de Chile	10.644	-	-	10.644	23.879	-	-	23.879
Subtotales	116.499	-	-	116.499	90.838	-	-	90.838
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	275.285	342	-	275.627	112.743	5.391	-	118.134
Letras hipotecarias de bancos del país	-	-	-	-	-	-	-	-
Bonos de bancos del país	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-
Subtotales	275.285	342	-	275.627	112.743	5.391	-	118.134
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-

Totales	391.784	342	-	392.126	203.581	5.391	-	208.972

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 51

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°06

OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación

c)	Al 31 de diciembre de 2014 y 2013 se presenta el detalle por tipo de cartera de los colaterales asociados a pactos de retrocompra, los cuales se valorizan a valor razonable:

	Al 31 de diciembre de
	2014			2013
	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos
	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	105.680	-	105.680	66.933	-	66.933
Pagarés del Banco Central de Chile	153	-	153	22	-	22
Otros instrumentos del Estado y del Banco Central de Chile	10.642	-	10.642	23.863	-	23.863
Subtotales	116.475	-	116.475	90.818	-	90.818
Otros instrumentos emitidos en el país:
Pagarés de depósitos en bancos del país	275.675	-	275.675	118.195	-	118.195
Letras hipotecarias de bancos del país	-	-	-	-	-	-
Bonos de bancos del país	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-
Subtotales	275.675	-	275.675	118.195	-	118.195
Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-

Totales	392.150	-	392.150	209.013	-	209.013

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 52

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES

a)	El Banco al 31 de diciembre de 2014 y 2013, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de diciembre de 2014
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	97.812	846.168	668.166	1.612.146	9.821	2.540
Swaps de monedas y tasas	-	193.704	694.852	888.556	110.448	7.997
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	97.812	1.039.872	1.363.018	2.500.702	120.269	10.537

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	11.329	850.555	1.727.283	2.589.167	131.880	21.996
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	11.329	850.555	1.727.283	2.589.167	131.880	21.996

Derivados de negociación
Forwards de monedas	8.740.802	20.156.612	2.155.381	31.052.795	342.726	277.789
Swaps de tasas de interés	1.675.560	16.147.587	37.838.280	55.661.427	518.392	485.798
Swaps de monedas y tasas	524.274	4.395.731	19.028.968	23.948.973	1.609.197	1.761.196
Opciones call de monedas	160.560	89.701	-	250.261	1.587	2.597
Opciones call de tasas	-	-	103.474	103.474	795	633
Opciones put de monedas	153.999	157.757	34.491	346.247	2.575	485
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	258.425	-	-	258.425	142	353
Subtotales	11.513.620	40.947.388	59.160.594	111.621.602	2.475.414	2.528.851

Totales	11.622.761	42.837.815	62.250.895	116.711.471	2.727.563	2.561.384

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 53

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2013
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	55.000	375.599	430.599	9.951	1.020
Swaps de monedas y tasas	-	233.824	899.293	1.133.117	63.528	1.754
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	-	288.824	1.274.892	1.563.716	73.479	2.774

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	522.451	937.529	661.676	2.121.656	60.453	13.927
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	522.451	937.529	661.676	2.121.656	60.453	13.927

Derivados de negociación
Forwards de monedas	14.972.304	9.801.554	1.749.378	26.523.236	198.130	188.745
Swaps de tasas de interés	4.526.349	11.332.697	25.005.852	40.864.898	241.528	243.326
Swaps de monedas y tasas	1.634.855	3.927.402	14.246.746	19.809.003	915.099	847.821
Opciones call de monedas	443.944	42.805	5.557	492.306	1.327	2.403
Opciones call de tasas	-	7.031	-	7.031	-	-
Opciones put de monedas	428.638	38.450	2.936	470.024	3.831	1.108
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	54.777	-	-	54.777	171	5
Subtotales	22.060.867	25.149.939	41.010.469	88.221.275	1.360.086	1.283.408

Totales	22.583.318	26.376.292	42.947.037	91.906.647	1.494.018	1.300.109

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 54

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de diciembre de 2014 y 2013, separado por plazo al vencimiento:

	Al 31 de diciembre de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	-	-	-	-	-
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	-	-
Letras hipotecarias	-	-	-	3.291	3.291
Bonos de la Tesoreria General de la República	-	20.000	135.000	20.000	175.000
Bonos del Banco Central de Chile	-	28.000	13.000	147.500	188.500
Depósitos y otras captaciones a plazo:
Depósito a plazo	761.481	33.000	-	-	794.481
Instrumentos de deuda emitidos:
Bonos corrientes o senior	376.203	261.437	286.792	414.998	1.339.430
Bonos subordinados	-	-	-	-	-
Obligaciones con bancos:
Créditos interbancarios	-	-	-	-	-
Totales	1.137.684	342.437	434.792	585.789	2.500.702
Instrumento de cobertura:
Swaps de monedas y tasas	955.185	342.437	434.792	464.123	2.196.537
Swaps de tasas de interés	182.499	-	-	121.666	304.165
Totales	1.137.684	342.437	434.792	585.789	2.500.702

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	12.213	-	-	-	12.213
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	28.308	28.308
Letras hipotecarias	-	-	-	3.652	3.652
Depósitos y otras captaciones a plazo:
Depósito a plazo	55.000	-	-	27.971	82.971
Instrumentos de deuda emitidos:
Bonos corrientes o senior	-	335.805	109.497	769.659	1.214.961
Bonos subordinados	104.840	-	-	-	104.840
Obligaciones con bancos:
Créditos interbancarios	116.771	-	-	-	116.771
Totales	288.824	335.805	109.497	829.590	1.563.716
Instrumento de cobertura:
Swaps de monedas y tasas	233.824	178.545	109.497	611.251	1.133.117
Swaps de tasas de interés	55.000	157.260	-	218.339	430.599
Totales	288.824	335.805	109.497	829.590	1.563.716

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 55

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Para cubrir el riesgo de inflación presente en ciertas partidas utiliza tanto forwards como cross currency swaps.

A continuación se presentan los nominales de la partida cubierta para el 31 de diciembre de 2014 y 2013, y el período donde se producirán los flujos:

	Al 31 de diciembre de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	10.078	78.927	-	-	89.005
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	287.078	287.078
Bonos del Banco Central de Chile	11.448	11.509	-	-	22.957
Depósitos a plazo	289.819	-	-	-	289.819
Instrumentos de deuda emitidos:
Bonos corrientes o senior (tasa variable)	-	882.875	152.083	-	1.034.958
Bonos corrientes o senior (tasa fija)	-	-	-	-	-
Obligaciones con bancos:
Créditos interbancarios	550.539	314.811	-	-	865.350
Totales	861.884	1.288.122	152.083	287.078	2.589.167
Instrumento de cobertura:
Swaps de monedas y tasas	861.884	1.288.122	152.083	287.078	2.589.167
Totales	861.884	1.288.122	152.083	287.078	2.589.167

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	21.623	69.502	-	-	91.125
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	118.577	118.577
Bonos del Banco Central de Chile	-	22.958	-	18.084	41.042
Depósitos a plazo	379.331	11.328	-	-	390.659
Instrumentos de deuda emitidos:
Bonos corrientes o senior (tasa variable)	288.310	102.062	219.567	-	609.939
Bonos corrientes o senior (tasa fija)	43.189	-	-	-	43.189
Obligaciones con bancos:
Créditos interbancarios	727.527	99.598	-	-	827.125
Totales	1.459.980	305.448	219.567	136.661	2.121.656
Instrumento de cobertura:
Swaps de monedas y tasas	1.459.980	305.448	219.567	136.661	2.121.656
Totales	1.459.980	305.448	219.567	136.661	2.121.656

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 56

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

b.1) Proyección de flujos por riesgo de tasa de interés:

	Al 31 de diciembre de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	22.834	26.763	10.039	5.449	65.085
Egresos de flujo	(27.361)	(19.007)	(2.186)	-	(48.554)
Flujos netos	(4.527)	7.756	7.853	5.449	16.531

Instrumento de cobertura
Ingresos de flujo	27.361	19.007	2.186	-	48.554
Egresos de flujo (*)	(22.834)	(26.763)	(10.039)	(5.449)	(65.085)
Flujos netos	4.527	(7.756)	(7.853)	(5.449)	(16.531)

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	21.532	10.870	4.102	1.614	38.118
Egresos de flujo	(12.180)	(10.667)	(6.107)	-	(28.954)
Flujos netos	9.352	203	(2.005)	1.614	9.164

Instrumento de cobertura
Ingresos de flujo	12.180	10.667	6.107	-	28.954
Egresos de flujo (*)	(21.532)	(10.870)	(4.102)	(1.614)	(38.118)
Flujos netos	(9.352)	(203)	2.005	(1.614)	(9.164)

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 57

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b.2) Proyección de flujos por riesgo de inflación:

	Al 31 de diciembre de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	62.551	39.579	-	-	102.130
Egresos de flujo	-	-	-	-	-
Flujos netos	62.551	39.579	-	-	102.130

Instrumento de cobertura
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(62.551)	(39.579)	-	-	(102.130)
Flujos netos	(62.551)	(39.579)	-	-	(102.130)

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	104.730	10.861	-	-	115.591
Egresos de flujo	(425)	(927)	(1.783)	(1.709)	(4.844)
Flujos netos	104.305	9.934	(1.783)	(1.709)	110.747

Instrumento de cobertura
Ingresos de flujo	425	927	1.783	1.709	4.844
Egresos de flujo	(104.730)	(10.861)	-	-	(115.591)
Flujos netos	(104.305)	(9.934)	1.783	1.709	(110.747)

b.3) Proyección de flujos por riesgo de tipo de cambio:

Al 31 de diciembre de 2014, no se registró instrumentos de cobertura por riesgo de tipo de cambio.

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(64.772)	-	-	-	(64.772)
Flujos netos	(64.772)	-	-	-	(64.772)

Instrumento de cobertura
Ingresos de flujo	64.772	-	-	-	64.772
Egresos de flujo	-	-	-	-	-
Flujos netos	64.772	-	-	-	64.772

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 58

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°07

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

c)	La valorización generada por aquellos instrumentos de cobertura (derivados) utilizados en coberturas de flujos de efectivo cuyo efecto fue registrado en el Estado de Cambios en el Patrimonio Consolidado, específicamente dentro de “otros resultados integrales”, el saldo al 31 de diciembre de 2014 y 2013, se presenta como lo siguiente:

	Al 31 de diciembre de
Elemento cubierto	2014	2013
	MM$	MM$

Obligaciones con banco	4.208	(3.809)
Instrumentos de deuda emitidos	5.981	(723)
Instrumentos disponibles para la venta	(726)	(3.744)
Créditos y cuentas por cobrar a clientes	1.262	19
Totales	10.725	(8.257)

Considerando que los flujos variables, tanto del elemento cubierto como del instrumento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes del riesgo cubierto se netean casi por completo.  Al 31 de diciembre de 2014 y 2013 se llevó resultados por ineficiencia $ 2.348 millones y $ 152 millones, respectivamente.

Durante el período, el Banco no registró dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Derivados para cobertura de Bonos	(16)	(33)
Derivados para cobertura de Créditos interbancarios	446	1.550

Resultados netos por cobertura de flujos de efectivo (*)	430	1.517

(*) Ver Nota 23 “Patrimonio”, letra d)

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de diciembre de 2014 y 2013, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 59

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°08

ADEUDADO POR BANCOS

a)	Al cierre de los estados financieros al 31 de diciembre de 2014 y 2013, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

Al 31 de diciembre de
	2014	2013
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	44	66
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	-	-

Bancos del exterior
Préstamos a bancos del exterior	11.899	125.383
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(25)	(54)

Totales	11.918	125.395

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de diciembre de
	2014			2013
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de	-	54	54	-	46	46
Castigos	-	-	-	-	-	-
Provisiones constituidas	-	60	60	-	127	127
Provisiones liberadas	-	(89)	(89)	-	(119)	(119)

Totales	-	25	25	-	54	54

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 60

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES

a)	Créditos y cuentas por cobrar a clientes

Al 31 de diciembre de 2014 y 2013, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones				Provisiones constituidas
Al 31 de diciembre de 2014	Cartera normal	Cartera subestándar	Cartera incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	7.523.582	234.524	566.843	8.324.949	139.628	139.446	279.074	8.045.875
Créditos de comercio exterior	1.644.096	72.213	69.923	1.786.232	59.754	1.278	61.032	1.725.200
Deudores en cuentas corrientes	248.471	6.376	11.384	266.231	3.823	6.457	10.280	255.951
Operaciones de factoraje	322.337	2.482	3.022	327.841	4.459	725	5.184	322.657
Operaciones de leasing	1.346.867	82.299	60.218	1.489.384	18.264	6.763	25.027	1.464.357
Otros créditos y cuentas por cobrar	113.156	717	21.790	135.663	6.376	11.028	17.404	118.259
Subtotales	11.198.509	398.611	733.180	12.330.300	232.304	165.697	398.001	11.932.299

Colocaciones para vivienda
Préstamos con letras de crédito	55.040	-	2.316	57.356	-	353	353	57.003
Préstamos con mutuos hipotecarios endosables	113.741	-	2.409	116.150	-	552	552	115.598
Otros créditos con mutuos para vivienda	6.092.647	-	365.878	6.458.525	-	47.839	47.839	6.410.686
Subtotales	6.261.428	-	370.603	6.632.031	-	48.744	48.744	6.583.287

Colocaciones de consumo
Créditos de consumo en cuotas	1.989.755	-	331.020	2.320.775	-	201.931	201.931	2.118.844
Deudores por tarjetas de crédito	1.335.268	-	27.319	1.362.587	-	44.050	44.050	1.318.537
Contrato leasing consumo	5.187	-	83	5.270	-	80	80	5.190
Otros préstamos consumo	224.681	-	5.062	229.743	-	7.962	7.962	221.781
Subtotales	3.554.891	-	363.484	3.918.375	-	254.023	254.023	3.664.352

Totales	21.014.828	398.611	1.467.267	22.880.706	232.304	468.464	700.768	22.179.938

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 61

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

	Activos antes de provisiones				Provisiones constituidas
Al 31 de diciembre de 2013	Cartera normal	Cartera subestándar	Cartera incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.993.770	246.661	557.251	7.797.682	123.354	81.478	204.832	7.592.850
Créditos de comercio exterior	1.731.328	47.164	61.842	1.840.334	50.574	878	51.452	1.788.882
Deudores en cuentas corrientes	264.957	3.176	11.524	279.657	3.513	4.755	8.268	271.389
Operaciones de factoraje	310.228	2.613	3.273	316.114	4.305	617	4.922	311.192
Operaciones de leasing	1.235.369	73.819	40.626	1.349.814	13.739	5.016	18.755	1.331.059
Otros créditos y cuentas por cobrar	99.524	617	18.510	118.651	4.745	7.426	12.171	106.480
Subtotales	10.635.176	374.050	693.026	11.702.252	200.230	100.170	300.400	11.401.852

Colocaciones para vivienda
Préstamos con letras de crédito	69.273	-	3.024	72.297	-	470	470	71.827
Préstamos con mutuos hipotecarios endosables	69.742	-	2.091	71.833	-	380	380	71.453
Otros créditos con mutuos para vivienda	5.163.396	-	318.286	5.481.682	-	42.456	42.456	5.439.226
Subtotales	5.302.411	-	323.401	5.625.812	-	43.306	43.306	5.582.506

Colocaciones de consumo
Créditos de consumo en cuotas	1.847.289	-	320.832	2.168.121	-	221.723	221.723	1.946.398
Deudores por tarjetas de crédito	1.212.134	-	23.747	1.235.881	-	37.300	37.300	1.198.581
Contrato leasing consumo	3.383	-	68	3.451	-	68	68	3.383
Otros préstamos consumo	195.030	-	4.765	199.795	-	5.494	5.494	194.301
Subtotales	3.257.836	-	349.412	3.607.248	-	264.585	264.585	3.342.663

Totales	19.195.423	374.050	1.365.839	20.935.312	200.230	408.061	608.291	20.327.021

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 62

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

b)	Características de la cartera:

Al 31 de diciembre de 2014 y 2013, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 31 de diciembre de		Al 31 de diciembre de		Al 31 de diciembre de		Al 31 de diciembre de
	2014	2013	2014	2013	2014	2013	2014	2013
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufactura	1.126.268	1.216.914	-	-	1.126.268	1.216.914	4,92	5,78
Minería	428.847	464.865	-	-	428.847	464.865	1,87	2,21
Electricidad, gas y agua	567.548	222.110	-	-	567.548	222.110	2,48	1,05
Agricultura y ganadería	871.247	806.092	-	-	871.247	806.092	3,81	3,83
Forestal	98.039	183.716	-	-	98.039	183.716	0,43	0,87
Pesca	256.818	265.917	-	-	256.818	265.917	1,12	1,26
Transporte	758.339	721.931	-	-	758.339	721.931	3,31	3,43
Comunicaciones	167.004	249.499	-	-	167.004	249.499	0,73	1,18
Construcción	1.365.841	1.337.791	-	-	1.365.841	1.337.791	5,97	6,35
Comercio	2.773.410	2.578.979	11.899	125.383	2.785.309	2.704.362	12,17	12,84
Servicios	469.141	447.861	-	-	469.141	447.861	2,05	2,13
Otros	3.447.842	3.206.643	-	-	3.447.842	3.206.643	15,06	15,23

Subtotales	12.330.344	11.702.318	11.899	125.383	12.342.243	11.827.701	53,92	56,16

Colocaciones para la vivienda	6.632.031	5.625.812	-	-	6.632.031	5.625.812	28,97	26,71

Colocaciones de consumo	3.918.375	3.607.248	-	-	3.918.375	3.607.248	17,11	17,13

Totales	22.880.750	20.935.378	11.899	125.383	22.892.649	21.060.761	100,00	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de $ 44 millones al 31 de diciembre de 2014 ($ 66 millones al 31 de diciembre de 2013), ver Nota 08.

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de $ 11.899 millones al 31 de diciembre de 2014 ($125.383 millones al 31 de diciembre de 2013), ver Nota 08.
Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 63

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

c)	Cartera deteriorada (*)

i)	La cartera deteriorada segregada de colocaciones al 31 de diciembre de 2014 y 2013, es la siguiente:

	Al 31 de diciembre de
	2014				2013
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cartera individual deteriorada	420.038	-	-	420.038	317.534	-	-	317.534
Cartera vencida	367.791	179.417	97.119	644.327	364.890	155.688	92.723	613.301
Resto deterioro	95.335	191.186	266.365	552.886	122.464	167.713	256.689	546.866
Totales	883.164	370.603	363.484	1.617.251	804.888	323.401	349.412	1.477.701

(*) La cartera deteriorada corresponde a la suma de los créditos clasificados como subestándar en categorías B3 y B4, y la cartera en incumplimiento.

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 31 de diciembre de 2014 y 2013, es la siguiente:

	Al 31 de diciembre de
	2014				2013
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	408.759	341.860	48.133	798.752	385.712	302.219	49.051	736.982
Deuda sin garantía	474.405	28.743	315.351	818.499	419.176	21.182	300.361	740.719
Totales	883.164	370.603	363.484	1.617.251	804.888	323.401	349.412	1.477.701

iii)	La cartera de colocaciones vencida (con mora igual o mayor a 90 días), referidas al 31 de diciembre de 2014 y 2013, es la siguiente:

	Al 31 de diciembre de
	2014				2013
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	130.999	157.608	8.292	296.899	151.494	136.768	7.241	295.503
Deuda sin garantía	236.792	21.809	88.827	347.428	213.396	18.920	85.482	317.798
Totales	367.791	179.417	97.119	644.327	364.890	155.688	92.723	613.301

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 64

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

d)	Provisiones

El movimiento de las provisiones, durante los ejercicios 2014 y 2013 se resume como sigue:

Movimiento año 2014	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de diciembre de 2013	200.230	100.170	43.306	264.585	608.291
Provisiones constituidas	74.839	99.648	14.959	129.410	318.856
Provisiones liberadas	(15.903)	(7.127)	(6.561)	(38.275)	(67.866)
Provisiones liberadas por castigo	(26.862)	(26.994)	(2.960)	(101.697)	(158.513)
Saldo al 31 de diciembre de 2014	232.304	165.697	48.744	254.023	700.768

Movimiento año 2013	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de diciembre de 2012	154.935	95.938	35.990	263.259	550.122
Provisiones constituidas	85.628	36.724	21.314	155.921	299.587
Provisiones liberadas	(22.014)	(11.151)	(9.216)	(35.482)	(77.863)
Provisiones liberadas por castigo	(18.319)	(21.341)	(4.782)	(119.113)	(163.555)
Saldo al 31 de diciembre de 2013	200.230	100.170	43.306	264.585	608.291

Además de las provisiones por riesgo de crédito, se mantienen provisiones por:

i)	Riesgo país el cual cubre el riesgo asumido al mantener o comprometer recursos con algún cliente en un país extranjero, estas provisiones se determinan sobre la base de las clasificaciones de los países efectuadas por el Banco, de acuerdo con las disposiciones establecidas en el Capítulo 7-13 de la Recopilación Actualizada de Normas. El saldo de provisiones constituidas al 31 de diciembre de 2014 y 2013 alcanza a $155 millones y $470 millones respectivamente. Las que se presentan en el rubro “Provisiones” del pasivo del Estado de Situación Financiera Consolidado”.

ii)	De acuerdo a las normas e instrucciones vigentes de la SBIF (Compendio de Normas Contables), el Banco ha determinado las provisiones asociadas a los saldos no utilizados de las líneas de crédito de libre disponibilidad y créditos comprometidos. El saldo de provisiones constituidas al 31 de diciembre de 2014 y 2013 alcanza a $16.036 millones y $18.767 millones, respectivamente. Las que se presentan en el rubro “Provisiones” del pasivo del Estado de Situación Financiera Consolidado”.

i.	Provisiones constituidas

El siguiente cuadro muestra el saldo de provisiones constituidas a cada fecha de balance, asociado a créditos otorgados a clientes y bancos:

	Al 31 de diciembre de
	2014	2013

Créditos otorgados a clientes	318.856	299.587
Créditos otorgados a bancos	60	127
Totales	318.916	299.714

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 65

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

ii.	Cartera corriente y vencida por su condición de deteriorada y no deteriorada.

	Al 31 de diciembre de 2014
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	11.225.561	5.959.902	3.361.922	20.547.385	374.317	129.185	160.292	663.794	11.599.878	6.089.087	3.522.214	21.211.179
Mora 1 a 29 días	136.012	94.212	116.315	346.539	38.909	18.164	53.921	110.994	174.921	112.376	170.236	457.533
Mora 30 a 89 días	85.562	207.314	76.654	369.530	107.093	51.435	60.676	219.204	192.655	258.749	137.330	588.734
Mora 90 días o más	-	-	-	-	362.846	171.819	88.595	623.260	362.846	171.819	88.595	623.260

Total cartera antes de provisiones	11.447.135	6.261.428	3.554.891	21.263.454	883.165	370.603	363.484	1.617.252	12.330.300	6.632.031	3.918.375	22.880.706

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	1,94%	4,82%	5,43%	3,37%	16,53%	18,78%	31,53%	20,42%	2,98%	5,60%	7,85%	4,57%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	41,08%	46,36%	24,37%	38,54%	2,94%	2,59%	2,26%	2,72%

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 66

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°09

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

iii.	Cartera corriente y vencida por su condición de deteriorada y no deteriorada, continuación.

	Al 31 de diciembre de 2013
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	10.665.404	5.017.319	3.071.977	18.754.700	335.382	102.214	151.804	589.400	11.000.786	5.119.533	3.223.781	19.344.100
Mora 1 a 29 días	142.613	103.335	122.088	368.036	34.715	23.111	57.693	115.519	177.328	126.446	179.781	483.555
Mora 30 a 89 días	89.347	181.757	63.771	334.875	74.863	51.143	54.202	180.208	164.210	232.900	117.973	515.083
Mora 90 días o más	-	-	-	-	359.928	146.933	85.713	592.574	359.928	146.933	85.713	592.574

Total cartera antes de provisiones	10.897.364	5.302.411	3.257.836	19.457.611	804.888	323.401	349.412	1.477.701	11.702.252	5.625.812	3.607.248	20.935.312

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,13%	5,38%	5,70%	3,61%	13,61%	22,96%	32,02%	20,01%	2,92%	6,39%	8,25%	4,77%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	44,72%	45,43%	24,53%	40,10%	3,08%	2,61%	2,38%	2,83%

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 67

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°10

INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA

Al 31 de diciembre de 2014 y 2013, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	381.117	364.821
Pagarés del Banco Central de Chile	384	1.078
Otros instrumentos del Estado y del Banco Central de Chile	353.419	146.295
Subtotales	734.920	512.194
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	590.382	1.011.354
Letras hipotecarias de bancos del país	31.693	33.856
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	-	-
Subtotales	622.075	1.045.210
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	294.603	143.589
Subtotales	294.603	143.589

Totales	1.651.598	1.700.993

Dentro del rubro “Instrumentos del Estado y del Banco Central de Chile” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $116.464 millones y $ 90.818 millones al 31 de diciembre de 2014 y 2013, respectivamente.

Dentro del rubro “Instrumentos de Otras Instituciones Nacionales” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $ 275.650 y $118.195 millones al 31 de diciembre de 2014 y 2013, respectivamente.

Al 31 de diciembre de 2014 los instrumentos disponibles para la venta incluyen los saldos de utilidades netas no realizadas por $21.684 millones reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una utilidad por MM$ 21.680 atribuible a tenedores patrimoniales del Banco y una pérdida de MM$ 4 atribuible a interés no controlador.

Al 31 de diciembre de 2013 los instrumentos disponibles para la venta incluyen los saldos de utilidades netas no realizadas por $840 millones reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una utilidad por $ 802 millones atribuible a tenedores patrimoniales del Banco y una pérdida de $ 38 millones atribuible a interés no controlador.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 68

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°10

INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA, continuación

Las ganancias y pérdidas brutas realizadas en la venta de instrumentos disponibles para la venta, al 31 de diciembre de 2014 y 2013 se detallan a continuación:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Ventas de instrumentos disponibles para la venta que generan ganancias realizadas	2.064.836	3.826.358
Ganancias realizadas	6.079	9.326
Ventas de instrumentos disponibles para venta que generan pérdidas realizadas	92.620	388.401
Pérdidas realizadas	64	1.098

El Banco revisó los instrumentos con pérdidas no realizadas al 31 de diciembre de 2014 y 2013, concluyendo que no eran deterioros más que temporales. Esta revisión consistió en la evaluación de las razones económicas de la disminución, la calificación crediticia de los emisores de los instrumentos, la intención y habilidad del Banco para sostener los instrumentos hasta la recuperación de la pérdida no realizada. Basado en este análisis, el Banco considera que no hay más que deterioros temporales en su cartera de inversión debido a que la mayoría de la disminución del valor justo de estos instrumentos fueron causadas por condiciones del mercado, las cuáles el Banco considera que son temporales. Todos los instrumentos que tienen pérdidas no realizadas al 31 de diciembre de 2014 y 2013 no estuvieron en continua posición de pérdida no realizada por un año o más.

El valor realizado y valor de mercado de los instrumentos disponibles para venta al 31 de diciembre de 2014 y 2013, se detalla a continuación:

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 69

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°10

INSTRUMENTOS DE INVERSIÓN DISPONIBLE PARA LA VENTA , continuación

Las siguientes tablas muestran los instrumentos disponibles para la venta en condiciones de utilidad (pérdida) no realizada al 31 de diciembre de 2014 y 2013.

Al 31 de diciembre de 2014:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	370.858	381.117	10.297	(38)	-	-	-	-	370.858	381.117	10.297	(38)
Pagarés del Banco Central de Chile	385	384	-	(1)	-	-	-	-	385	384	-	(1)
Otros instrumentos del Estado y del Banco Central de Chile	343.847	353.419	9.572	-	-	-	-	-	343.847	353.419	9.572	-
Subtotales	715.090	734.920	19.869	(39)	-	-	-	-	715.090	734.920	19.869	(39)

Otros instrumentos emitidos en el país
Pagarés de depósitos en bancos del país	592.398	590.382	600	(2.616)	-	-	-	-	592.398	590.382	600	(2.616)
Letras hipotecarias de bancos del país	31.693	31.693	218	(218)	-	-	-	-	31.693	31.693	218	(218)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	624.091	622.075	818	(2.834)	-	-	-	-	624.091	622.075	818	(2.834)

Instrumentos emitidos en el exterior
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos en el exterior	290.733	294.603	3.870	-	-	-	-	-	290.733	294.603	3.870	-
Subtotales	290.733	294.603	3.870	-	-	-	-	-	290.733	294.603	3.870	-

Totales	1.629.914	1.651.598	24.557	(2.873)	-	-	-	-	1.629.914	1.651.598	24.557	(2.873)

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 70

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°10

INSTRUMENTOS DE INVERSIÓN DISPONIBLE PARA LA VENTA, continuación

Las siguientes tablas muestran los instrumentos disponibles para la venta en condiciones de utilidad (pérdida) no realizada al 31 de diciembre de 2014 y 2013.

Al 31 de diciembre de 2013:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	363.708	364.821	1.708	(595)	-	-	-	-	363.708	364.821	1.708	(595)
Pagarés del Banco Central de Chile	1.088	1.078	-	(10)	-	-	-	-	1.088	1.078	-	(10)
Otros instrumentos del Estado y del Banco Central de Chile	145.870	146.295	596	(171)	-	-	-	-	145.870	146.295	596	(171)
Subtotales	510.666	512.194	2.304	(776)					510.666	512.194	2.304	(776)

Otros instrumentos emitidos en el país					-	-	-	-
Pagarés de depósitos en bancos del país	1.009.661	1.011.354	1.811	(118)	-	-	-	-	1.009.661	1.011.354	1.811	(118)
Letras hipotecarias de bancos del país	34.154	33.856	108	(406)	-	-	-	-	34.154	33.856	108	(406)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	1.043.815	1.045.210	1.919	(524)					1.043.815	1.045.210	1.919	(524)

Instrumentos emitidos en el exterior					-	-	-	-
Instrumentos de gobierno o bancos centrales del exterior
Otros instrumentos en el exterior	145.672	143.589	-	(2.083)	-	-	-	-	145.672	143.589	-	(2.083)
Subtotales	145.672	143.589	-	(2.083)					145.672	143.589	-	(2.083)
					-	-	-	-
Totales	1.700.153	1.700.993	4.223	(3.383)	-	-	-	-	1.700.153	1.700.993	4.223	(3.383)

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 71

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°11

INVERSIONES EN SOCIEDADES

a)	El Estado de Situación Financiera Consolidado presenta inversiones en sociedades por $17.914 millones al 31 de diciembre de 2014, $ 9.681 millones al 31 de diciembre de 2013, según el siguiente detalle:

			Inversión
	Participación de la institución		Valor de la inversión		Resultados
	al 31 de diciembre de		al 31 de diciembre de		al 31 de diciembre de
	2014	2013	2014	2013	2014	2013
	%	%	MM$	MM$	MM$	MM$
Sociedad
Redbanc S.A.	33,43	33,43	1.725	1.513	211	139
Transbank S.A. (1)	25,00	25,00	8.646	1.309	1.022	9
Centro de Compensación Automatizado	33,33	33,33	894	673	220	125
Sociedad Interbancaria de Depósito de Valores S.A.	29,29	29,28	745	585	170	112
Cámara de Compensación de Alto Valor S.A.	14,14	14,14	709	673	107	63
Administrador Financiero del Transantiago S.A.	20,00	20,00	2.229	1.947	282	732
Sociedad Nexus S.A.	12,90	12,90	1.123	972	195	145
Servicios de Infraestructura de Mercado OTC S.A. (3)	11,11	11,11	1.258	1.424	(172)	(16)
Subtotal			17.329	9.096	2.035	1.309
Acciones o derechos en otras sociedades
Bladex			136	136	20	16
Bolsas de Comercio			425	417	110	97
Otras			24	32	-	-
Subtotal			17.914	9.681	2.165	1.422
Venta de Santander Asset Management S.A. Administradora General de Fondos (2)			-	-	-	78.122

Total			17.914	9.681	2.165	79.544

(1)	El 3 de junio del 2014, Transbank acordó en Junta de Accionistas capitalizar los resultados acumulados y realizar un aumento de capital por $25.200 millones aproximadamente. Banco Santander participó de ambos procesos en forma proporcional a su participación (25%), por lo que realizó un aporte de $6.313 millones aproximadamente a dicha sociedad.

(2)	En el mes de diciembre de 2013 se concretó la venta de la subsidiaria Santander Asset Management S.A. Administradora General de Fondos en $90.281 millones, lo cual originó una utilidad de $78.122 millones, los cuales fueron contabilizados junto al resultado de las sociedades asociadas, por lo que el saldo del rubro asciende a $79.544 millones al 31 de diciembre de 2013.

(3)	Durante el mes de julio de 2013, Banco Santander Chile, adquiere un total de 1.111 acciones de Servicios de Infraestructura de Mercado OTC S.A. por un total de $1.440 millones.

b)	Las inversiones en asociadas y otras empresas no tienen precios de mercado.

c)	Resumen de información financiera de los asociados entre los ejercicios 2014 y 2013:

	Al 31 de diciembre de
	2014				2013
	Activos	Pasivos	Capital	Utilidad (pérdida)	Activos	Pasivos	Capital	Utilidad (pérdida)
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Centro de Compensación Automatizado S.A.	3.731	1.117	1.953	661	2.994	1.012	1.606	376
Redbanc S.A.	19.215	14.246	4.336	633	18.023	13.622	3.984	417
Transbank S.A.	535.507	501.330	30.088	4.089	483.004	477.772	5.196	36
Sociedad Interbancaria de Depósito de Valores S.A.	2.715	314	1.863	538	2.113	20	1.711	382
Sociedad Nexus S.A.	14.438	6.185	6.745	1.508	13.309	6.112	6.075	1.122
Servicios de Infraestructura de Mercado OTC S.A.	12.001	1.094	12.603	(1.696)	14.608	3.188	11.560	(140)
Administrador Financiero del Transantiago S.A.	70.302	59.157	9.737	1.408	63.981	54.244	6.076	3.661
Cámara de Compensación de Alto Valor S.A.	5.278	636	3.901	741	5.435	906	4.085	444
Totales	663.187	584.079	71.226	7.882	603.467	556.876	40.293	6.298

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 72

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°11

INVERSIONES EN SOCIEDADES, continuación

d)	Restricciones sobre la capacidad de las asociadas de transferir fondos a los inversores.

No existen restricciones significativas en relación a la capacidad de las asociadas de trasferir fondos, en forma de dividendos en efectivo o reembolso de préstamos o anticipos, al Banco.

e)	El movimiento de las inversiones en sociedades en los ejercicios 2014 y 2013, es el siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Valor libro inicial	9.681	7.614
Adquisición de inversiones (1)	6.313	1.440
Venta de inversiones	-	-
Participación sobre resultados	2.165	1.422
Dividendos percibidos	(119)	(663)
Otros ajustes a patrimonio	(126)	(132)

Totales	17.914	9.681

(1)	Ver letra a), referencia (1).

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 73

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°12

INTANGIBLES

a)	La composición del rubro al 31 de diciembre de 2014 y 2013 es la siguiente:

				Al 31 de diciembre de 2014
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de enero de 2014	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	2.197	10.441	(8.435)	2.006
Desarrollo software (adquiridos)	3	2	64.506	232.418	(193.441)	38.977

Totales			66.703	242.859	(201.876)	40.983

				Al 31 de diciembre de 2013
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de enero de 2013	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	2.621	9.955	(7.758)	2.197
Desarrollo software (adquiridos)	3	2	84.726	242.023	(177.517)	64.506

Totales			87.347	251.978	(185.275)	66.703

b)	El movimiento del rubro activos intangibles durante los ejercicios al 31 de diciembre de 2014 y 2013, es el siguiente:

b.1) Saldo bruto

Saldos brutos	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2014	9.955	242.023	251.978
Adquisiciones	486	26.951	27.437
Bajas	-	(36.556)	(36.556)
Otros	-	-
Saldos al 31 de diciembre de 2014	10.441	232.418	242.859

Saldos al 01 de enero de 2013	9.329	224.671	234.000
Adquisiciones	626	17.774	18.400
Bajas	-	-	-
Otros	-	(422)	(422)
Saldos al 31 de diciembre de 2013	9.955	242.023	251.978

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 74

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°12

INTANGIBLES, continuación

b.2) Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2014	(7.758)	(177.517)	(185.275)
Amortización del año	(677)	(15.924)	(16.601)
Otros cambios en el valor libro del período	-	-	-
Saldos al 31 de diciembre de 2014	(8.435)	(193.441)	(201.876)

Saldos al 01 de enero de 2013	(6.708)	(139.945)	(146.653)
Amortización del año	(1.050)	(37.572)	(38.622)
Otros cambios en el valor libro del ejercicio	-	-	-
Saldos al 31 de diciembre de 2013	(7.758)	(177.517)	(185.275)

c)	El Banco no tiene ninguna restricción sobre los intangibles al 31 de diciembre de 2014 y 2013. Adicionalmente, los intangibles no han sido entregados como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 75

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°13

ACTIVO FIJO

a)	La composición de los rubros al 31 de diciembre de 2014 y 2013 es la siguiente:

		Al 31 de diciembre de 2014
	Saldo neto inicial 01 de enero de 2014	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	128.119	209.668	(67.072)	142.596
Equipos	38.841	108.416	(59.316)	49.100
Cedidos en arrendamiento	4.329	4.888	(638)	4.250
Otros	8.926	43.499	(27.884)	15.615
Totales	180.215	366.471	(154.910)	211.561

		Al 31 de diciembre de 2013
	Saldo neto inicial 01 de enero de 2013	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	119.853	184.711	(56.592)	128.119
Equipos	28.625	85.857	(47.016)	38.841
Cedidos en arrendamiento	4.507	4.888	(559)	4.329
Otros	9.229	32.207	(23.281)	8.926
Totales	162.214	307.663	(127.448)	180.215

b)	El movimiento del rubro activos fijos al 31 de diciembre de 2014 y 2013, es el siguiente:

b.1) Saldo bruto

2014	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2014	184.711	85.857	4.888	32.207	307.663
Adiciones	24.957	22.785	-	11.346	59.088
Retiros / bajas	-	(118)	-	(54)	(172)
Deterioro por siniestros (*)	-	(108)	-	-	(108)
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2014	209.668	108.416	4.888	43.499	366.471

(*)	Banco Santander Chile ha debido reconocer en sus estados financieros al 31 de diciembre de 2014 deterioro por $108 millones, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a $661millones, las cuales se presentan dentro del rubro “Otros ingresos y gastos operacionales” (Nota 34).

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 76

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°13

ACTIVO FIJO, continuación

2013	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	167.241	66.170	4.996	28.957	267.364
Adiciones	17.470	20.171	-	3.148	40.789
Retiros / bajas	-	(240)	(108)	-	(348)
Deterioro por siniestros (*)	-	(244)	-	-	(244)
Traspasos	-	-	-	-	-
Otros	-	-	-	102	102
Saldos al 31 de diciembre de 2013	184.711	85.857	4.888	32.207	307.663

(*) Banco Santander Chile ha debido reconocer en sus estados financieros al 31 de diciembre de 2013 deterioro por $244 millones, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a $725 millones, las cuales se presentan dentro del rubro “Otros ingresos y gastos operacionales” (Nota 34).

b.2) Depreciación acumulada

2014	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2014	(56.592)	(47.016)	(559)	(23.281)	(127.448)
Cargos por depreciación del ejercicio	(10.483)	(12.331)	(79)	(4.678)	(27.571)
Bajas y ventas del ejercicio	2	31	-	76	109
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2014	(67.073)	(59.316)	(638)	(27.883)	(154.910)

2013	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(47.388)	(37.545)	(489)	(19.728)	(105.150)
Cargos por depreciación del ejercicio	(9.207)	(9.554)	(89)	(3.602)	(22.452)
Bajas y ventas del ejercicio	3	83	19	49	154
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2013	(56.592)	(47.016)	(559)	(23.281)	(127.448)

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 77

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°13

ACTIVO FIJO, continuación

c)	Arrendamiento Operativo – Arrendador

Al 31 de diciembre de 2014 y 2013, las rentas mínimas futuras a percibir por concepto de arriendos operativos no cancelables, son las siguientes:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	453	637
Vence entre 1 y 2 años	1.140	508
Vence entre 2 y 3 años	278	300
Vence entre 3 y 4 años	278	263
Vence entre 4 y 5 años	276	263
Vence posterior a 5 años	1.755	2.148

Totales	4.180	4.119

d)	Arrendamiento Operativo – Arrendatario

Ciertos muebles y equipos del banco están bajo arriendo operativo. Las rentas mínimas futuras a pagar por concepto de arriendos operativos no cancelables son las siguientes:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	19.225	18.941
Vence entre 1 y 2 años	17.509	16.948
Vence entre 2 y 3 años	16.416	15.161
Vence entre 3 y 4 años	15.206	14.083
Vence entre 4 y 5 años	13.012	12.902
Vence posterior a 5 años	58.213	61.730

Totales	139.581	139.765

e)	Al 31 de diciembre de 2014 y 2013 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

f)	El Banco no tiene ninguna restricción sobre los activos fijos al 31 de diciembre de 2014 y 2013. Adicionalmente, el activo fijo no ha sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las mismas fechas.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 78

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°14

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS

a)	Impuestos corrientes

El Banco al 31 de diciembre de 2014 y 2013, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(2.241)	(1.643)
Pasivos por impuestos corrientes	1.077	50.242

Totales impuestos por pagar (recuperar)	(1.164)	48.599

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 21% (20% al 31 de diciembre de 2013)	122.150	117.095
Menos:
Pagos provisionales mensuales	(115.743)	(61.730)
Crédito por gastos por capacitación	(1.764)	(1.656)
Impuestos territoriales leasing	(3.357)	(2.987)
Créditos por donaciones	(1.587)	(1.892)
Otros	(863)	(231)

Totales impuestos por pagar (recuperar)	(1.164)	48.599

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de enero y el 31 de diciembre de 2014 y 2013, se compone de los siguientes conceptos:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Gastos por impuesto a la renta	122.150	117.095
Impuesto año corriente

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	(77.742)	(27.721)
Subtotales	44.408	89.374
Impuesto por gastos rechazados artículo N°21	746	392
Otros	398	4.701
Cargos netos a resultados por impuesto a la renta	45.552	94.467

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 79

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°14

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de diciembre de 2014 y 2013.

	Al 31 de diciembre de
	2014		2013
	Tasa de		Tasa de
	impuesto	Monto	impuesto	Monto
	%	MM$	%	MM$

Impuesto calculado sobre la utilidad antes de impuesto	21,00	126.391	20,00	107.706
Diferencias permanentes	(6,47)	(38.956)	(2,04)	(10.989)
Impuesto único (gastos rechazados)	0,12	746	0,07	392
Efecto cambio tasa (diferidos) (1)	(6.52)	(39.262)	-	-
Contribuciones de bienes raíces	(0,56)	(3.357)	(0,55)	(2.987)
Otros	-	(10)	0,06	345
Tasa efectiva y gasto por impuesto a la renta	7,57	45.552	17,54	94.467

(1)	Corresponde al efecto neto producto de la implementación inicial de esta reforma por $ 35.411 millones (contabilizados al 31 de diciembre de 2014). Durante el cuarto trimestre de 2014 se genero un efecto adicional por la fluctuación de los impuestos diferidos por $3.851 millones.

d)	Efecto de impuestos diferidos en otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos terminados al 31 de diciembre de 2014 y 2013:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	24	31
Cobertura de flujo de efectivo	(2.252)	1.651
Totales activos por impuestos diferidos con efecto en otros resultados integrales	(2.228)	1.682

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(4.578)	(199)
Cobertura de flujo de efectivo	-	-
Totales pasivos por impuestos diferidos con efecto en otros resultados integrales	(4.578)	(199)

Saldos netos impuestos diferidos en patrimonio	(6.806)	1.483

Impuestos diferidos en patrimonio de cargo de tenedores	(6.805)	1.491
Impuestos diferidos en patrimonio de cargo de interés no controlador	(1)	(8)

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 80

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°14

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

e)	Efecto de impuestos diferidos en resultado

Durante los años 2014 y 2013, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	10.999	7.203
Castigo extraordinario	7.988	9.787
Bienes recibidos en pago	1.209	1.149
Valoración activo fijo	5.154	3.579
Provisión colocaciones	125.195	92.088
Provisión por gastos	28.902	19.130
Derivados	9.939	19
Bienes en leasing	73.886	52.447
Pérdida tributaria de afiliadas	7.887	5.716
Valoración inversiones	4.895	-
Otros	8.385	37.415
Totales activos por impuestos diferidos	284.439	228.533

Pasivos por impuestos diferidos
Valoración inversiones	-	(11.593)
Depreciaciones	(395)	(315)
Otros	(2.658)	(12.981)
Totales pasivos por impuestos diferidos	(3.053)	(24.889)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	(2.228)	1.682
Con efecto en resultados	284.439	228.533
Totales activos por impuestos diferidos	282.211	230.215

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(4.578)	(199)
Con efecto en resultados	(3.053)	(24.889)
Totales pasivos por impuestos diferidos	(7.631)	(25.088)

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 81

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°14

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

g)	Información complementaria relacionada con la circular emitida por el Servicio de Impuestos Internos y la Superintendencia de Bancos e Instituciones Financieras

g.1) Créditos y cuentas por cobrar a clientes

	Al 31 de Diciembre de
	2014				2013
		Activos a Valor Tributario				Activos a Valor Tributario
	Activos a		Cartera Vencida		Activos a		Cartera Vencida
	valor		Con	Sin	valor		Con	Sin
	financiero	Total	Garantías	Garantías	financiero	Total	Garantías	Garantías
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Adeudado por Bancos	11.943	11.943	-	-	125.449	125.449	-	-
Colocaciones comerciales	10.513.400	10.541.375	116.155	167.153	11.702.252	10.063.170	123.387	134.807
Colocaciones de consumo	3.913.105	3.945.458	1.747	24.865	3.607.248	3.651.539	321	14.995
Colocaciones hipotecarias para la vivienda	6.632.029	6.646.305	90.693	8.697	5.625.812	5.636.214	77.861	1.154
Totales	21.070.477	21.145.081	208.595	200.715	21.060.761	19.476.372	201.569	150.956

g.2) Provisiones sobre cartera vencida sin garantías

	Saldo al 01.01.2014	Castigo contra provisiones	Provisiones Constituidas	Provisiones Liberadas	Saldo al 31.12.2014
	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	134.807	(87.403)	266.434	(146.685)	167.153
Colocaciones de consumo	14.995	(110.094)	143.741	(23.777)	24.865
Colocaciones hipotecarias para la vivienda	1.154	(2.108)	22.181	(12.530)	8.697
Totales	150.956	(199.605)	432.356	(182.992)	200.715

	Saldo al 01.01.2013	Castigo contra provisiones	Provisiones Constituidas	Provisiones Liberadas	Saldo al 31.12.2013
	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	117.987	(63.380)	212.042	(131.842)	134.807
Colocaciones de consumo	15.420	(191.994)	229.482	(37.913)	14.995
Colocaciones hipotecarias para la vivienda	12.312	(5.715)	29.859	(35.302)	1.154
Totales	145.719	(261.089)	471.383	(205.057)	150.956

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 82

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°14

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

g.3) Castigos directos y recuperaciones

	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Castigos Directos Art. 31 N°4 inciso segundo	33.519	31.551
Condonaciones que originaron liberación de provisiones	-	-
Recuperaciones o renegociaciones de créditos castigados	50.420	53.952
Totales	83.939	85.503

g.4) Aplicación articulo 31 N°4 incisos I y II

	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Castigos conforme a inciso primero	-	-
Condonaciones según inciso tercero	38.229	32.496
Totales	38.229	32.496

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 83

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°15

OTROS ACTIVOS

La composición del rubro otros activos, es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos para leasing (1)	66.656	41.402

Bienes recibidos en pago o adjudicados (2)
Bienes recibidos en pago	12.270	14.448
Bienes adjudicados en remate judicial	12.055	6.530
Provisiones por bienes recibidos en pago o adjudicados	(3.561)	(2.914)
Subtotales	20.764	18.064

Otros activos
Depósitos de dinero en garantía	3.013	68.330
Inversiones en oro	422	373
IVA crédito fiscal	11.579	8.705
Impuesto a la renta por recuperar	38.674	42.354
Gastos pagados por anticipado (3)	204.626	34.970
Bienes recuperados de leasing para la venta	1.042	5.747
Activos por planes de pensiones	1.857	1.822
Cuentas y documentos por cobrar	47.153	60.256
Documentos por cobrar por intermediación corredora y operaciones simultáneas	53.142	75.145
Otros derechos a cobrar	10.251	9.746
Otros activos	33.994	33.111
Subtotales	405.753	340.559

Totales	493.173	400.025

(1)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(2)	Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,37% (0,48% al 31 de diciembre de 2013) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

(3)	Incremento dado principalmente por pago anticipado correspondiente a desembolso (pago anticipado) asociado a alianza comercial LAN, cuya vigencia es hasta el año 2020.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 84

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°16

DEPÓSITOS Y OTRAS CAPTACIONES A PLAZO

Al 31 de diciembre de 2014 y 2013, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	5.131.130	4.403.526
Otros depósitos y cuentas a la vista	554.785	569.395
Otras obligaciones a la vista	794.582	647.842

Totales	6.480.497	5.620.763

Depósitos y otras captaciones a plazo
Depósitos a plazo	10.303.167	9.567.855
Cuentas de ahorro a plazo	107.599	104.143
Otros saldos acreedores a plazo	3.174	3.274

Totales	10.413.940	9.675.272

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 85

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°17

OBLIGACIONES CON BANCOS

Al cierre de los estados financieros 2014 y 2013, la composición del rubro “Obligaciones con bancos”, es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Préstamos obtenidos de entidades financieras y Banco Central de Chile
Otras obligaciones con el Banco Central de Chile	94	220
Subtotales	94	220
Préstamos de instituciones financieras del país	66.006	500
Préstamos de instituciones financieras en el exterior
Standard Chartered Bank - New York	206.471	349.433
Mizuho Corporate Bank	192.522	131.273
Citibank N.A. - New York	177.246	181.107
Wells Fargo Bank N.A. – New York	140.060	144.284
Banco Interamericano del Desarrollo	121.575	104.929
Bank of Montreal – Toronto	103.439	80.820
The Toronto Dominion Bank – Toronto	73.110	70.803
HSBC Bank of New York	30.430	26.222
Canadian Imperial Bank of Comm	24.341	-
National Bank of Abu Dhabi	18.235	15.741
Bank of America	15.331	94.388
European Investment Bank	12.702	-
The Bank of New York Mellon	12.184	26.224
KFW IPEX Bank GMBH	12.184	-
Commerzbank N.A. – Miami	6.097	5.254
Standard Chartered Bank - Hong Kong	4.851	1.059
Banco Santander – Brasil S.A.	2.459	-
Banco Santander – Hong Kong	1.959	5.781
U.S. Bank	1.193	174
Banco Itaú – Paraguay S.A.	1.156	-
Bank of China	737	105
Commerzbank A.G. - Frankfurt	425	107.843
HSBC Bank USA	391	179
J.P. Morgan Chase Bank N.A. - New York	385	164
Banco Santander – Madrid	369	500
YAPI VE KREDI BANKASI A.S.	363	-
Banco Sudameris Paraguay s.A.	308	-
Wachovia Bank N.A.- Miami	299	7.394
First Union National Bank	276	-
Deutsche Bank A.G.- New York	269	13.109
ING Bank N.V. - Vienna	267	-
Banco do Brasil S.A. – London	249	146
Banque Generale Du luxembourg	237	-
Standard Chartered Bank	228	-
Unicrédito Italiano - New York	225	-
BBVA Banco Francés S.A.	210	26
Banca Popolare di Vicenza SCPA	174	76
National Westminster Bank PLC	145	136
Banco de Occidente	123	248
Banco Bradesco S.A.	93	60
Banca Commerciale Italiana S. P.	47	23
Banca Nazionale del Lavoro S. P.	26	38
Turkiye Halk Bankasi	22	23
Banco de Sabadell S.A.	17	250
Landesbank Baden Wuerttemberg	-	108.566
Sumitomo Mitsui Banking Corporation	-	102.379
Banco Santander – Montevideo	-	52.442
Royal Bank of Scotland – London	-	44.608
Unicrédito Italiana SPA	-	993
Woori Bank	-	627
Lanschot Bankiers N.V.	-	446
Banco Popolare di Novara	-	351
National Agricultural Cooperative	-	259
Banco Popular Español S.A.	-	224
Banco Bilbao Vizcaya Argentaria	-	221
Bank of Tokio Mitsubishi	-	174
Intesa Sanpaolo SPA - USA	-	173
United Bank of India	-	160
State Bank of India	-	89
Discount Bank – Montevideo	-	73
Unicredit Banca d Impresa	-	47
Bancolombia S.A. - Panamá	-	9
Otros	2.071	2.004
Subtotales	1.165.501	1.681.657
Totales	1.231.601	1.682.377

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 86

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°17

OBLIGACIONES CON BANCOS, continuación:

a)	Obligaciones con el Banco Central de Chile

Las deudas con el Banco Central de Chile, incluyen líneas de crédito para la renegociación de préstamos y otras deudas. Estas líneas de crédito fueron provistas por el Banco Central de Chile para la renegociación de préstamos adeudados debido a la necesidad de refinanciarlos como resultado de la recesión económica y la crisis del sistema bancario de principios de la década de 1980.

Los montos totales de la deuda al Banco Central de Chile son los siguientes:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Total línea de crédito para renegociación con el Banco Central de Chile	94	220

b)	Préstamos de instituciones financieras del país

La madurez de estas obligaciones es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	66.006	500
Vence dentro de 1 y 2 años	-	-
Vence dentro de 2 y 3 años	-	-
Vence dentro de 3 y 4 años	-	-
Vence posterior a 5 años	-	-

Totales préstamos de instituciones financieras del país	66.006	500

c) Obligaciones con el exterior

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	717.416	1.529.511
Vence dentro de 1 y 2 años	242.863	152.146
Vence dentro de 2 y 3 años	192.522	-
Vence dentro de 3 y 4 años	-	-
Vence posterior a 5 años	12.700	-

Totales préstamos de instituciones financieras del exterior	1.165.501	1.681.657

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 87

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°18

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES

Al 31 de diciembre de 2014 y 2013, la composición del rubro es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	65.843	68.075
Otras obligaciones en el país	136.021	118.683
Obligaciones con el exterior	3.261	3.023
Subtotales	205.125	189.781
Instrumentos de deuda emitidos
Letras hipotecarias	81.509	101.667
Bonos corrientes	4.868.487	4.190.918
Bonos hipotecarios	109.200	70.339
Bonos subordinados	725.916	835.734
Subtotales	5.785.112	5.198.658

Totales	5.990.237	5.388.439

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 31 de diciembre de 2014
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	6.561	74.948	81.509
Bonos corrientes	1.166.602	3.701.885	4.868.487
Bonos hipotecarios	3.778	105.422	109.200
Bonos subordinados	10.451	715.465	725.916
Instrumentos de deuda emitidos	1.187.392	4.597.720	5.785.112

Otras obligaciones financieras	120.549	84.576	205.125

Totales	1.307.941	4.682.296	5.990.237

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 88

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°18

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

	Al 31 de diciembre de 2013
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	6.473	95.194	101.667
Bonos corrientes	1.088.379	3.102.539	4.190.918
Bonos hipotecarios	1.925	68.414	70.339
Bonos subordinados	149.033	686.701	835.734
Instrumentos de deuda emitidos	1.245.810	3.952.848	5.198.658

Otras obligaciones financieras	101.698	88.083	189.781

Totales	1.347.508	4.040.931	5.388.439

a)	Letras hipotecarias

Estas letras son usadas para financiar préstamos hipotecarios. Los principales montos de éstas, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Las letras están indexadas a la UF y devengan una tasa de interés anual de 5,83% a diciembre de 2014 (5,21% a diciembre 2013).

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	6.561	6.473
Vence entre 1 y 2 años	6.971	9.744
Vence entre 2 y 3 años	8.282	8.759
Vence entre 3 y 4 años	10.366	9.921
Vence entre 4 y 5 años	6.198	12.512
Vence posterior a 5 años	43.131	54.258
Totales letras hipotecarias	81.509	101.667

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Bonos Santander en UF	1.797.438	1.964.905
Bonos Santander en US $	2.191.347	1.658.789
Bonos Santander en CHF $	443.186	246.284
Bonos Santander en $	236.025	277.530
Bono Santander en CNY $	-	43.410
Bonos Corrientes AUD	62.472	-
Bonos Santander en JPY	138.019	-
Totales bonos corrientes	4.868.487	4.190.918

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 89

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°18

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

i.	Colocaciones de bonos corrientes:

Durante el año 2014, el Banco ha colocado bonos por UF 11.400.000, CLP 75.000.000.000, CHF 300.000.000 , USD 750.000.000, AUD 125.000.000 y JPY 27.300.000.000, la siguiente tabla muestra, en las fechas indicadas el detalle:

Serie	Moneda	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión	Fecha de Vencimiento
Serie EB	UF	2.000.000	5 años	3,50% anual simple	21-02-2014	UF 2.000.000	01-10-2018
Serie ED	UF	2.000.000	7 años	3,50% anual simple	28-08-2014	UF 2.000.000	01-01-2021
Serie EF	UF	2.400.000	10 años	3,40% semestral	29-10-2014	UF 2.400.000	01-01-2024
Serie SB	UF	3.000.000	5 años	2,65% semestral	11-12-2014	UF 3.000.000	01-07-2019
Serie SA	UF	2.000.000	10 años	3,00% semestral	16-12-2014	UF 2.000.000	01-07-2024
Total UF	UF	11.400.000
Serie EA	CLP	25.000.000.000	5 años	6,20% anual simple	22-02-2014	CLP 25.000.000.000	01-09-2018
Serie SE	CLP	50.000.000.000	5 años	5,50% semestral	21-11-2014	CLP 50.000.000.000	01-07-2019
Total CLP	CLP	75.000.000.000
Bono fijo CHF	CHF	300.000.000	3 años	1,0% anual simple	31-01-2014	CHF 300.000.000	31-07-2017
Total CHF	CHF	300.000.000
Bono corriente DN	USD	250.000.000	5 años	Libor (3 meses) + 75 pb	19-02-2014	USD 250.000.000	19-02-2019
Bono flotante	USD	500.000.000	5 años	Libor (3 meses) + 90 pb	15-04-2014	USD 500.000.000	11-04-2017
Total USD	USD	750.000.000
Bono corriente AUD	AUD	125.000.000	3 años	4,50% anual simple	13-03-2014	AUD 125.000.000	13-03-2017
Total AUD	AUD	125.000.000
Bono Flotante JPY	JPY	6.600.000.000	3 años	Libor (3 meses) + 65 pb	24-04-2014	JPY 6.600.000.000	24-04-2017
Bono Corriente JPY	JPY	2.000.000.000	3 años	0,72% anual simple	24-04-2014	JPY 2.000.000.000	24-04-2017
Bono Corriente JPY	JPY	18.700.000.000	5 años	0,97% anual simple	24-04-2014	JPY 18.700.000.000	24-04-2019
Total JPY	JPY	27.300.000.000

Durante el año 2014, se realizaron recompras de bonos por CLP 118.409.000.000 y UF 6.000.000.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 90

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°18

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

Durante el año 2013, el Banco ha colocado bonos por UF 13.768.000, CLP 32.500.000.000, USD 250.000.000 y CHF 300.000.000, según el siguiente detalle:

Serie	Moneda	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
E1	UF	2.742.000	5 años	3,50% anual simple	01-02-2011	UF	4.000.000	01-02-2016
E2	UF	952.000	7 años	3,00% anual simple	01-01-2012	UF	4.000.000	01-07-2018
E3	UF	2.244.000	8,5 años	3,50% anual simple	01-01-2011	UF	4.000.000	01-07-2019
E6	UF	3.720.000	10 años	3,50% anual simple	01-04-2013	UF	4.000.000	01-04-2022
E9	UF	2.000.000	10 años	3,50% anual simple	01-01-2013	UF	2.000.000	01-01-2023
FD	UF	110.000	5 años	3,00% anual simple	01-08-2010	UF	110.000	01-08.2015
EC	UF	2.000.000	10 años	3,50% anual simple	28-11-2013	UF	2.000.000	01-09-2023
Total UF	UF	13.768.000
E4	CLP	7.500.000.000	5 años	6,75% anual simple	01-06-2011	CLP	50.000.000.000	01-06-2016
E8	CLP	25.000.000.000	10 años	6,60% anual simple	01-11-2012	CLP	25.000.000.000	01-11-2022
Total CLP	CLP	32.500.000.000
Bono flotante CHF	CHF	150.000.000	4 años	Libor (3 meses) + 100 pb	28-03-2013	CHF	150.000.000	28-03-2017
Bono flotante CHF	CHF	150.000.000	6 años	1,75% anual simple	26-09-2013	CHF	150.000.000	26-09-2019
Total CHF	CHF	300.000.000
Bono corriente DN	USD	250.000.000	5 años	Libor (3 meses) + 100 pb	07-06-2013	USD	250.000.000	07-06-2018
Total USD	USD	250.000.000

Durante el año 2013, se realizaron recompras parciales de bonos por CLP 46.245.000.000.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 91

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°18

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

ii.	Bonos con nominales pendientes de colocación:

El vencimiento de los bonos corrientes es el siguiente:

	Al 31 de diciembre de
	2014 MM$	2013 MM$

Vence dentro de 1 año	1.166.602	1.088.379
Vence entre 1 y 2 años	646.380	685.865
Vence entre 2 y 3 años	1.037.521	588.776
Vence entre 3 y 4 años	381.263	422.722
Vence entre 4 y 5 años	566.430	277.689
Vence posterior a 5 años	1.070.291	1.127.487
Totales bonos corrientes	4.868.487	4.190.918

c)	Bonos hipotecarios

El detalle de los bonos hipotecarios por moneda es el siguiente:

	Al 31 de diciembre de
	2014 MM$	2013 MM$

Bonos hipotecarios en UF	109.200	70.339
Totales bonos hipotecarios	109.200	70.339

i.	Colocaciones de bonos hipotecarios

Durante el año 2014, el Banco ha colocado bonos hipotecarios por UF 1.500.000, según el siguiente detalle:

Serie	Moneda	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
AB	UF	1.500.000	18 años	3,20% semestral	01-09-2014	UF	1.500.000	01-04-2032
Total UF	UF	1.500.000

Durante el año 2013, el Banco ha colocado bonos por UF 3.000.000, según el siguiente detalle:

Serie	Moneda	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
BH	UF	3.000.000	15 años	3,20% anual simple	31-07-2013	UF	3.000.000	31-07-2028
Total UF	UF	3.000.000

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 92

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°18

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

El vencimiento de los bonos hipotecarios es el siguiente:

	Al 31 de diciembre de
	2014 MM$	2013 MM$

Vence dentro de 1 año	3.778	1.925
Vence entre 1 y 2 años	6.065	3.943
Vence entre 2 y 3 años	6.261	4.070
Vence entre 3 y 4 años	6.463	4.202
Vence entre 4 y 5 años	6.671	4.337
Vence posterior a 5 años	79.962	51.862
Totales bonos hipotecarios	109.200	70.339

d)	Bonos subordinados

El detalle de los bonos subordinados por moneda es el siguiente:

	Al 31 de diciembre de
	2014 MM$	2013 MM$

US$	3	139.802
UF	725.913	695.932
Totales bonos subordinados	725.916	835.734

i.	Colocaciones de bonos subordinados

Durante el año 2014, el Banco no ha colocado bonos subordinados.

Durante el año 2013, el Banco colocó bonos subordinados por UF 5.900.000. La siguiente tabla muestra en las fechas indicadas el detalle:

Serie	Moneda	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
G5	UF	1.900.000	20 años	3,9% anual simple	05-04-2011	UF	4.000.000	01-04-2031
H1	UF	4.000.000	30 años	3,9% anual simple	04-11-2011	UF	4.000.000	01-04-2041
Total	UF	5.900.000

Durante el primer semestre del año 2013, se realizó recompra parcial de bono por USD 47.786.000.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 93

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°18

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

La madurez de los bonos subordinados considerados de largo plazo, es la siguiente:

	Al 31 de diciembre de
	2014 MM$	2013 MM$

Vence dentro de 1 año	10.451	149.033
Vence entre 1 y 2 años	6.311	9.951
Vence entre 2 y 3 años	-	6.011
Vence entre 3 y 4 años	-	-
Vence entre 4 y 5 años	-	-
Vence posterior a 5 años	709.154	670.739
Totales bonos subordinados	725.916	835.734

e)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	3.380	3.389
Vence entre 2 y 3 años	2.248	2.389
Vence entre 3 y 4 años	20.988	3.045
Vence entre 4 y 5 años	15.116	20.862
Vence posterior a 5 años	42.844	58.398
Subtotales obligaciones financieras a largo plazo	84.576	88.083

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	112.530	97.027
Aprobación de cartas de crédito	2.496	741
Otras obligaciones financieras a largo plazo, porción corto plazo	5.523	3.930
Subtotales obligaciones financieras a corto plazo	120.549	101.698

Totales otras obligaciones financieras	205.125	189.781

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 94

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°19

VENCIMIENTO DE ACTIVOS Y PASIVOS

Al 31 de diciembre de 2014 y 2013, el desglose por vencimientos de los activos y pasivos, es el siguiente:

	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
Al 31 de diciembre de 2014	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.538.888	70.000	-	-	1.608.888	-	-	-	1.608.888
Operaciones con liquidación en curso	531.373	-	-	-	531.373	-	-	-	531.373
Instrumentos para negociación	-	263.034	-	164.823	427.857	171.620	175.338	346.958	774.815
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-	-
Contratos de derivados financieros	-	131.675	152.441	350.432	634.548	1.078.925	1.014.090	2.093.015	2.727.563
Adeudado por bancos (1)	2.872	-	9.071	-	11.943	-	-	-	11.943
Créditos y cuentas por cobrar a clientes (2)	814.557	2.168.019	1.774.873	3.773.848	8.531.297	7.084.202	7.265.207	14.349.409	22.880.706
Instrumentos de inversión disponibles para la venta	-	22.652	158.014	526.410	707.076	184.376	760.146	944.522	1.651.598
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.887.690	2.655.380	2.094.399	4.815.513	12.452.982	8.519.123	9.214.781	17.733.904	30.186.886

Pasivos
Depósitos y otras obligaciones a la vista	6.480.497	-	-	-	6.480.497	-	-	-	6.480.497
Operaciones con liquidación en curso	281.259	-	-	-	281.259	-	-	-	281.259
Contratos de retrocompra y préstamos de valores	-	390.331	1.453	342	392.126	-	-	-	392.126
Depósitos y otras obligaciones a plazo	112.025	5.343.226	2.480.158	2.289.405	10.224.814	130.427	58.699	189.126	10.413.940
Contratos de derivados financieros	-	125.884	176.048	319.488	621.420	1.028.017	911.947	1.939.964	2.561.384
Obligaciones con bancos	4.133	137.921	227.898	413.564	783.516	435.309	12.776	448.085	1.231.601
Instrumentos de deuda emitidos	-	176.649	319.516	691.227	1.187.392	2.693.946	1.903.774	4.597.720	5.785.112
Otras obligaciones financieras	114.564	1.934	746	3.305	120.549	41.733	42.843	84.576	205.125

Totales pasivos	6.992.478	6.175.945	3.205.819	3.717.331	20.091.573	4.329.432	2.930.039	7.259.471	27.351.044

(1)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a $ 25 millones.
(2)	Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $ 398.001 millones, Vivienda $48.744 millones y Consumo $254.023 millones.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 95

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°19

VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación

	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
Al 31 de diciembre de 2013	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.571.810	-	-	-	1.571.810	-	-	-	1.571.810
Operaciones con liquidación en curso	604.077	-	-	-	604.077	-	-	-	604.077
Instrumentos para negociación	-	10.018	17	-	10.035	203.608	73.924	277.532	287.567
Contratos de retrocompra y préstamos de valores	-	-	17.469	-	17.469	-	-	-	17.469
Contratos de derivados financieros	-	168.785	99.471	225.617	493.873	565.329	434.816	1.000.145	1.494.018
Adeudado por bancos (1)	1.224	66.264	56.901	1.060	125.449	-	-	-	125.449
Créditos y cuentas por cobrar a clientes (2)	773.387	2.173.231	1.776.530	3.533.313	8.256.461	6.367.870	6.310.981	12.678.851	20.935.312
Instrumentos de inversión disponibles para la venta	-	228.997	240.018	627.052	1.096.067	275.281	329.645	604.926	1.700.993
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.950.498	2.647.295	2.190.406	4.387.042	12.175.241	7.412.088	7.149.366	14.561.454	26.736.695

Pasivos
Depósitos y otras obligaciones a la vista	5.620.763	-	-	-	5.620.763	-	-	-	5.620.763
Operaciones con liquidación en curso	276.379	-	-	-	276.379	-	-	-	276.379
Contratos de retrocompra y préstamos de valores	-	185.140	18.466	5.366	208.972	-	-	-	208.972
Depósitos y otras obligaciones a plazo	104.233	5.351.489	2.333.001	1.743.525	9.532.248	87.380	55.644	143.024	9.675.272
Contratos de derivados financieros	-	126.257	89.128	223.414	438.799	510.661	350.649	861.310	1.300.109
Obligaciones con bancos	8.199	104.490	216.472	1.201.070	1.530.231	152.146	-	152.146	1.682.377
Instrumentos de deuda emitidos	-	89.778	574.679	596.536	1.260.993	2.060.070	1.877.595	3.937.665	5.198.658
Otras obligaciones financieras	97.027	568	1.111	2.992	101.698	29.685	58.398	88.083	189.781

Totales pasivos	6.106.601	5.857.722	3.232.857	3.772.903	18.970.083	2.839.942	2.342.286	5.182.228	24.152.311

(1)	Adeudado por bancos se presenta bruto. El monto de provisiones asciende a $54 millones.
(2)	Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $300.400 millones, Vivienda $43.306 millones y Consumo $264.585 millones.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 96

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°20

PROVISIONES

a)	Al 31 de diciembre de 2014 y 2013, la composición del saldo del rubro provisiones, es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Provisiones para beneficios y remuneración del personal	46.759	39.501
Provisiones para dividendos mínimos	165.099	132.578
Provisiones por riesgo de créditos contingentes:
Provisión por líneas de crédito de disponibilidad inmediata	16.036	18.767
Otras provisiones por riesgo de créditos contingentes	12.139	11.847
Provisiones por contingencias	70.404	33.069
Provisiones por riesgo país	155	470
Totales	310.592	236.232

b)	A continuación se muestra el movimiento que se ha producido en las provisiones durante los ejercicios 2014 y 2013:

	Provisiones
	Beneficios y remuneraciones al personal	Riesgo de créditos contingentes	Contingencias	Dividendos mínimos	Riesgo país	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2014	39.501	30.614	33.069	132.578	470	236.232
Provisiones constituidas	57.071	8.410	57.032	165.099	438	288.050
Aplicación de las provisiones	(46.777)	-	(9.664)	(132.578)	-	(189.019)
Liberación de provisiones	-	(10.849)	(10.033)	-	(753)	(21.635)
Reclasificaciones	(3.036)	-	-	-	-	(3.036)

Saldos al 31 de diciembre de 2014	46.759	28.175	70.404	165.099	155	310.592

Saldos al 01 de enero de 2013	47.574	26.791	30.150	116.486	88	221.089
Provisiones constituidas	35.515	9.788	98.964	132.578	635	277.480
Aplicación de las provisiones	(43.588)	-	(3.675)	(116.486)	-	(163.749)
Liberación de provisiones	-	(5.965)	(88.932)	-	(253)	(95.150)
Reclasificaciones	-	-	(3.438)	-	-	(3.438)
Otros movimientos	-	-	-	-	-	-

Saldos al 31 de diciembre de 2013	39.501	30.614	33.069	132.578	470	236.232
Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 97

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°20

PROVISIONES, continuación

c)	Provisiones para beneficios y remuneraciones al personal:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Provisión indemnización años de servicios	1.917	691
Provisión para beneficios al personal basados en acciones	-	809
Provisión bonos cumplimiento	24.540	18.218
Provisión de vacaciones	19.746	18.741
Provisión para beneficios varios al personal	556	1.042
Totales	46.759	39.501

d)	Indemnización años de servicios:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Saldos al 01 de enero de 2014	691	1.299
Incremento de la provisión	3.377	2.096
Pagos efectuados	(2.151)	(2.704)
Pagos anticipados	-	-
Liberaciones de provisiones	-	-
Otros movimientos	-	-
Totales	1.917	691

e)	Movimiento de la provisión para bonos de cumplimiento:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Saldos al 01 de enero de 2014	18.218	23.667
Provisiones constituidas	40.395	23.063
Aplicaciones de provisiones	(32.335)	(27.005)
Liberaciones de provisiones	(1.738)	(1.507)
Totales	24.540	18.218

f)	Movimiento de la provisión de vacaciones

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Saldos al 01 de enero de 2014	18.741	18.802
Provisiones constituidas	11.161	12.311
Aplicaciones de provisiones	(9.204)	(12.372)
Liberaciones de provisiones	(952)	-
Totales	19.746	18.741
Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 98

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°21

OTROS PASIVOS

La composición del rubro es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Cuentas y documentos por pagar	90.261	84.729
Ingresos percibidos por adelantado	478	384
Garantías por operaciones threshold	39.639	2.631
Documentos por cobrar por intermediación Corredora y operaciones simultáneas	27.751	-
Otras obligaciones por pagar	43.550	95.266
IVA retenido	1.698	1.165
Otros pasivos	17.476	14.602

Totales	220.853	198.777

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 99

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°22

CONTINGENCIAS Y COMPROMISOS

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de diciembre de 2014, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a $ 1.437 millones y $738 millones, respectivamente ($1.004 millones y $220 millones al 31 de diciembre de 2013), las cuales se encuentran en el Estado de Situación Financiera Consolidado, formando parte del rubro “Provisiones por contingencias”.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Cartas de crédito documentarias emitidas	205.920	218.032
Cartas de crédito del exterior confirmadas	75.813	127.600
Boletas de garantía	1.481.154	1.212.799
Avales y fianzas	262.169	181.416
Subtotales	2.025.056	1.739.847
Líneas de crédito con disponibilidad inmediata	5.699.573	5.141.831
Otros compromisos de créditos irrevocables	109.520	47.376
Totales	7.834.149	6.929.054

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	172.070	217.948
Recursos de terceros gestionados por el Banco y sus afiliadas	1.247.923	1.015.817
Subtotales	1.419.993	1.233.765
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	238.264	304.535
Valores custodiados depositados en otra entidad	552.741	532.072
Títulos emitidos por el propio Banco	16.383.501	15.351.545
Subtotales	17.174.506	16.188.152
Totales	18.594.499	17.421.917

Durante el año 2014 se clasificó en recursos de terceros gestionados por el banco y sus afiliadas, las carteras administradas por banca privada teniendo al cierre de diciembre de 2014 un saldo de $ 1.247.888 millones, ($ 1.015.781 millones al 31 de diciembre de 2013).

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria N° 2951729 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000 la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de julio de 2014 hasta el 30 de junio de 2015.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 100

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°22

CONTINGENCIAS Y COMPROMISOS, continuación

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no deben ser reconocidas en el Estado de Situación Financiera Consolidado, estos contienen riesgos de créditos y son por tanto parte del riesgo global del Banco.

Santander Agente de Valores Limitada

i)	Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N°214116436 tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de diciembre de 2015.

Santander S.A. Corredores de Bolsa

i)	La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por $ 24.859 millones.

ii)	Además, se incluye en este rubro una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a $ 3.000 millones y una garantía adicional enterada en la Bolsa de Comercio Electrónica por $ 1.091 millones al 31 de diciembre de 2014.

iii)	Al 31 de diciembre de 2014 se encuentran en trámite las siguientes situaciones legales:

-	Juicio de reclamación pendiente ante el 27° Juzgado Civil de Santiago, carátula “Nahum con Santander Investment S.A. Corredores de Bolsa”, Rol N°659-2012, por una cuantía de $200 millones. En cuanto a su actual estado de tramitación, en cuanto a su actual estado de tramitación, en sentencia de primera instancia se dictó fallo absolutirio para Santander Investment S. A. Corredores de Bolsa, rechazando la demanda en todas sus partes. En segunda instancia se confirmó el fallo de la primera y el plazo para recurrir de casación venció el 27 de agosto de 2013, sin que se presentara ningún recurso. La causa aún no regresa a primera instancia.

-	Juicio de “Inverfam S.A. con Santander Investment S.A. Corredores de Bolsa”, antecesora de Santander S.A. Corredores de Bolsa, seguido en el Primer Juzgado Civil de Santiago, Rol 32.543-2011, de indemnización de perjuicios por pérdida de unos valores destinados a Fondos Optimal, que se vieron perjudicados por el caso Madoff, cuya cuantía asciende a $ 107 millones aproximadamente. Actualmente se encuentra en espera de que se cite a conciliación.

-	Juicio de "Bilbao con Santander Investment S.A. Corredores de Bolsa", antecesora de Santander S.A. Corredores de Bolsa, seguido en el 20° Juzgado Civil de Santiago, Rol 15549-2012. En cuanto a su actual estado de tramitación, el término probatorio se encuentra vencido y las diligencias probatorias se encuentran pendientes.

-	Juicio de “Echeverria con Santander Corredora”, 21° Juzgado Civil de Santiago, Rol c21-366-2014, Caratula: Materia: Indemnización de perjuicios por fallas en la compra de acciones. Cuantía: $ 59.594.764. Estado del Juicio: pendiente se fallen las excepciones dilatorias opuestas por la corredora.

Santander Corredora de Seguros Limitada

i)	De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros. La póliza de garantía para corredores de seguros N°10025805, la cual cubre UF500, y la póliza de responsabilidad profesional para corredores de seguros N°10025806 por un monto equivalente a UF60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 15 de abril de 2014 al 14 de abril de 2015.

ii)	Existen juicios por cuantía de UF 4.791,47.- correspondientes a procesos principalmente por bienes entregados en leasing. Nuestros abogados han estimado pérdidas por $ 106,3 millones, monto que se encuentra registrado en el rubro provisiones.
Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 101

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°23

PATRIMONIO

a)	Capital social y acciones preferentes

Al 31 de diciembre de 2014 y 2013, el Banco presenta un capital social de $ 891.303 millones compuesto por 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas. Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el ejercicio 2014 y 2013, es el siguiente:

	ACCIONES
	Al 31 de diciembre de
	2014	2013

Emitidas al 01 de enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 31 de diciembre de 2014 y 2013, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 31 de diciembre de 2014 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
J.P. Morgan Chase Bank	-	31.370.004.471	31.370.004.471	16,65
Bancos y corredoras de bolsa por cuenta de terceros	10.949.884.423	-	10.949.884.423	5,81
AFP por cuentas de terceros	10.082.508.540	-	10.082.508.540	5,35
Otros accionistas minoritarios	9.450.728.092	-	9.450.728.092	5,01
Totales	157.076.122.323	31.370.004.471	188.446.126.794	100,00

(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de América.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 102

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°23

PATRIMONIO, continuación

Al 31 de diciembre de 2013 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
J.P. Morgan Chase Bank	-	30.087.328.471	30.087.328.471	15,97
Bancos y corredoras de bolsa por cuenta de terceros	11.590.917.506	-	11.590.917.506	6,15
AFP por cuentas de terceros	10.533.224.876	-	10.533.224.876	5,58
Otros accionistas minoritarios	9.641.654.673	-	9.641.654.673	5,12
Totales	158.358.798.323	30.087.328.471	188.446.126.794	100,00

(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de América.

b)	Dividendos

El detalle de distribución de dividendos se encuentra en el recuadro del Estado de Cambios en el Patrimonio Consolidado.

c)	Al 31 de diciembre de 2014 y 2013 la composición de la utilidad diluida y de la utilidad básica es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	550.331	441.926
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	2,920	2,345

b) Beneficio diluido por acción

Resultado atribuible a tenedores patrimoniales	550.331	441.926
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	2,920	2,345

Al 31 de diciembre de 2014 y 2013 el Banco no posee instrumentos que generen efectos dilutivos.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 103

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°23

PATRIMONIO, continuación

d)	Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de enero de	840	(10.017)
(Pérdida) ganancia por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	16.183	2.629
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Utilidad neta realizada	4.661	8.228
Subtotales	20.844	10.857
Totales	21.684	840

Cobertura de flujo de efectivo
Saldos al 01 de enero de	(8.257)	5.315
Ganancia (pérdida) por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	18.552	(15.089)
Reclasificaciones y ajustes por coberturas de flujo de efectivo antes de impuesto	430	1.517
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	18.982	(13.572)
Totales	10.725	(8.257)

Otros resultados integrales antes de impuesto	32.409	(7.417)

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	(4.554)	(168)
Impuesto renta relativo a coberturas de flujo de efectivo	(2.252)	1.651
Totales	(6.806)	1.483

Otros resultados integrales netos de impuesto	25.603	(5.934)
Atribuible a:
Tenedores patrimoniales del Banco	25.600	(5.964)
Interés no controlador	3	30

El Banco espera que todos los resultados incluidos en Otros resultados integrales sean reclasificados a resultado del período cuando se cumplan las condiciones específicas para ello.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 104

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°24

REQUERIMIENTOS DE CAPITAL (BASILEA)

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 105

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°24

REQUERIMIENTOS DE CAPITAL (BASILEA), continuación

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 31 de diciembre de		Al 31 de diciembre de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	1.608.888	1.571.810	-	-
Operaciones con liquidación en curso	531.373	604.077	90.203	66.672
Instrumento para negociación	774.815	287.567	89.605	40.924
Contratos de retrocompra y préstamos de valores	-	17.469	-	3.494
Contratos de derivados financieros (*)	1.154.471	1.008.026	996.334	862.810
Adeudado por bancos	11.918	125.395	2.384	25.079
Créditos y cuentas por cobrar a clientes	22.179.938	20.327.021	19.519.483	18.071.792
Instrumentos de inversión disponible para la venta	1.651.598	1.700.993	190.137	238.835
Inversiones en sociedades	17.914	9.681	17.914	9.681
Intangibles	40.983	66.703	40.983	66.703
Activo fijo	211.561	180.215	211.561	180.215
Impuestos corrientes	2.241	1.643	224	164
Impuestos diferidos	282.211	230.215	28.221	23.022
Otros activos	493.173	400.025	493.173	346.533
Activos fuera de balance
Colocaciones contingentes	3.976.465	3.436.773	2.265.904	2.013.057
Totales	32.937.549	29.967.613	23.946.126	21.948.981

(*)	Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Recopilación actualizada de normas, emitida por la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 31 de diciembre de		Al 31 de diciembre de
	2014	2013	2014	2013
	MM$	MM$	%	%

Capital básico	2.609.896	2.325.678	7,92	7,76
Patrimonio efectivo neto	3.354.702	3.033.741	14,00	13,82

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 106

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°25

INTERES NO CONTROLADOR

a)	Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
al 31 de diciembre de 2014%		MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	558	87	-	-	-	87
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	20.928	1.239	(34)	7	(27)	1.212
Santander Asset Management S.A. (1) Administradora General de Fondos	-	-	-	-	-	-	-
Santander Corredora de Seguros Limitada	0,25	154	(4)	-	-	-	(4)
Subtotales		21.642	1.322	(34)	7	(27)	1.295

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100,00	5.671	2.236	-	-	-	2.236
Santander Gestión de Recaudación y Cobranzas Limitada (2)	100,00	1.037	1.531	-	-	-	1.531
Multinegocios S.A	100,00	730	253	-	-	-	252
Servicios Administrativos y Financieros Limitada	100,00	2.001	315	-	-	-	315
Servicios de Cobranzas Fiscalex Limitada (2)	-	-	-	-	-	-	-
Multiservicios de Negocios Limitada	100,00	2.002	323	-	-	-	324
Subtotales		11.441	4.658	-	-	-	4.658

Totales		33.083	5.980	(34)	7	(27)	5.953

(1) Santander Assets Management S.A. Administradora General de Fondos fue vendida en noviembre del año 2013.

(2) Con fecha 1 de agosto de 2014, la sociedad Fiscalex Limitada fue absorbida por Santander Gestión de Recaudación y Cobranza Limitada.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 107

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°25

INTERES NO CONTROLADOR, continuación

				Otros resultados integrales
	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
Al 31 de diciembre de 2013%		MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	471	87	3	(1)	2	89
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	19.698	1.656	11	(2)	9	1.665
Santander Asset Management S.A. Administradora General de Fondos	0,02	-	9	-	-	-	9
Santander Corredora de Seguros Limitada	0,25	149	1	-	-	-	1
Subtotales		20.320	1.753	14	(3)	11	1.764

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100,00	3.435	1.307	-	-	-	1.307
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	275	(2.230)	-	-	-	(2.230)
Multinegocios S.A	100,00	477	234	-	-	-	234
Servicios Administrativos y Financieros Limitada	100,00	1.686	276	-	-	-	276
Servicios de Cobranzas Fiscalex Limitada	100,00	632	416	-	-	-	416
Multiservicios de Negocios Limitada	100,00	1.679	379	-	-	-	379
Subtotales		8.184	382	-	-	-	382

Totales		28.504	2.135	14	(3)	11	2.146

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 108

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°25

INTERES NO CONTROLADOR, continuación

b)	El resumen de la información financiera de las sociedades incluidas en la consolidación que poseen intereses no controladores es el siguiente, el cual no incluye los ajustes de consolidación ni homologación:

	Al 31 de diciembre de
	2014				2013
	Activos	Pasivos	Capital y reservas	Ingresos netos	Activos	Pasivos	Capital y reservas	Ingresos netos
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Santander Corredora de Seguros Limitada	70.602	9.068	63.078	(1.544)	67.956	8.484	59.012	460
Santander S.A. Corredores de Bolsa	74.408	31.790	40.171	2.447	110.917	70.799	36.735	3.383
Santander Asset management S.A. Administradora General de Fondos (*)	-	-	-	-	-	-	-	-
Santander Agente de Valores Limitada	339.787	282.233	48.556	8.998	194.812	146.255	39.581	8.976
Santander S.A. Sociedad Securitizadora	622	61	640	(79)	725	74	764	(113)
Santander Gestión de Recaudación y Cobranzas Ltda. (1)	4.917	3.880	458	579	4.978	4.703	2.505	(2.230)
Multinegocios S.A.	1.959	1.229	477	253	1.441	963	244	234
Servicios Administrativos y Financieros Ltda.	2.956	955	1.686	315	2.412	725	1.411	276
Servicio de Cobranza Fiscalex Ltda.(1)	-	-	-	-	4.008	3.376	216	416
Multiservicios de Negocios Ltda.	3.401	1.399	1.679	323	3.049	1.371	1.299	379
Bansa Santander S.A.	31.062	25.391	3.435	2.236	28.490	25.055	2.128	1.307
Totales	529.714	356.006	160.180	13.528	418.788	261.805	143.895	13.088

(1)	Con fecha 1 de agosto de 2014, la sociedad Fiscalex Limitada fue absorbida por Santander Gestión de Recaudación y Cobranza Limitada.
Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 109

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°26

INTERESES Y REAJUSTES

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 31 de diciembre de 2014 y 2013, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Al 31 de diciembre de
	2014				2013
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	1.223	-	-	1.223	2.254	-	-	2.254
Créditos otorgados a bancos	139	-	-	139	195	-	-	195
Colocaciones comerciales	706.190	208.427	7.883	922.500	728.597	72.570	4.980	806.147
Colocaciones para vivienda	245.980	328.212	18.230	592.422	232.860	108.702	13.234	354.796
Colocaciones para consumo	603.804	5.108	3.205	612.117	611.936	2.184	3.030	617.150
Instrumentos de inversión	61.774	25.461	-	87.235	77.240	7.815	-	85.055
Otros ingresos por intereses y reajustes	10.584	3.218	-	13.802	5.282	(1.063)	-	4.219

Totales ingresos por intereses y reajustes	1.629.694	570.426	29.318	2.229.438	1.658.364	190.208	21.244	1.869.816

b)	Tal como se señala en la letra i) de la Nota 1, los intereses y reajustes suspendidos corresponden principalmente a operaciones con morosidades iguales o superiores a 90 días, los cuales son registrados en cuentas de orden (fuera del Estado de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 31 de diciembre de 2014 y 2013, el stock de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 31 de diciembre de
	2014			2013
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	16.337	8.416	24.753	17.219	4.426	21.645
Colocaciones de vivienda	3.925	8.529	12.454	3.935	4.549	8.484
Colocaciones de consumo	5.529	807	6.336	6.004	749	6.753

Totales	25.791	17.752	43.543	27.158	9.724	36.882

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 110

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°26

INTERESES Y REAJUSTES, continuación

c)	Al 31 de diciembre de 2014 y 2013 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Al 31 de diciembre de
	2014			2013
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(6.189)	(1.909)	(8.098)	(5.225)	(588)	(5.813)
Contratos de retrocompra	(7.052)	-	(7.052)	(12.092)	-	(12.092)
Depósitos y captaciones a plazo	(334.841)	(74.384)	(409.225)	(426.812)	(22.787)	(449.599)
Obligaciones con bancos	(19.015)	(9)	(19.024)	(21.233)	(5)	(21.238)
Instrumentos de deuda emitidos	(175.886)	(137.460)	(313.346)	(171.659)	(53.952)	(225.611)
Otras obligaciones financieras	(3.131)	(1.729)	(4.860)	(4.712)	(661)	(5.373)
Otros gastos por intereses y reajustes	(2.636)	(17.839)	(20.475)	(2.340)	(3.749)	(6.089)
Totales gastos por intereses y reajustes	(548.750)	(233.330)	(782.080)	(644.073)	(81.742)	(725.815)

d)	Al 31 de diciembre de 2014 y 2013, el resumen de intereses y reajustes, es el siguiente:

	Al 31 de diciembre de
	2014	2013
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	2.229.438	1.869.816
Gastos por intereses y reajustes	(782.080)	(725.815)

Subtotales ingresos por intereses y reajustes	1.447.358	1.144.001

Resultado de coberturas contables (neto)	(130.254)	(67.239)

Totales intereses y reajustes netos	1.317.104	1.076.762

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 111

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°27

COMISIONES

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	7.015	7.025
Comisiones por avales y cartas de crédito	32.403	30.131
Comisiones por servicios de tarjetas	147.256	127.101
Comisiones por administración de cuentas	29.031	28.044
Comisiones por cobranzas, recaudaciones y pagos	35.355	45.190
Comisiones por intermediación y manejo de valores	9.286	10.482
Comisiones por inversiones en fondos mutuos u otro (*)	-	31.154
Remuneraciones por comercialización de seguros	34.695	32.253
Office banking	17.602	15.165
Otras comisiones ganadas	54.086	19.575
Totales	366.729	346.120

(*) Debido a la venta de la sociedad Santander Asset Management S.A. Administradora General de Fondos, el Banco ya no registra Comisiones por inversión en fondos mutuos.

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(104.095)	(87.776)
Comisiones por operación con valores	(979)	(4.287)
Office banking y otras comisiones	(34.372)	(24.221)
Totales	(139.446)	(116.284)

Totales ingresos y gastos por comisiones netos	227.283	229.836

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estados de Resultados Consolidados en el rubro “Ingresos por intereses y reajustes”.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 112

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°28

RESULTADOS DE OPERACIONES FINANCIERAS

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de diciembre de 2014 y 2013, el detalle de los resultados por operaciones financieras es el siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	(215.691)	(76.525)
Instrumentos financieros para negociación	45.952	29.985
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente	1.261	1.677
Cartera castigada	4.809	1.500
Instrumentos disponibles para la venta	6.934	10.258
Recompra bonos propia emisión	5.198	4.502
Otros resultados de operaciones financieras	214	(10)
Totales	(151.323)	(28.613)

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 113

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°29

RESULTADO NETO DE CAMBIO

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y los procedentes de activos no monetarios en moneda extranjera al momento de su enajenación.

Al 31 de diciembre de 2014 y 2013, el detalle del resultado de cambio es el siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	(370.282)	(242.841)
Derivados de cobertura	621.767	379.910
Resultado por activos reajustables en moneda extranjera	22.404	8.600
Resultado por pasivos reajustables en moneda extranjera	(1.677)	(943)
Totales	272.212	144.726

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 114

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°30

PROVISIONES POR RIESGO DE CRÉDITO

El movimiento registrado al 31 de diciembre de 2014 y 2013, en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes						Total
	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
Al 31 de diciembre de 2014	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(10.811)	(74.596)	(9.948)	(89.531)	-	-	(184.886)
Provisiones constituidas	(60)	(74.839)	(99.648)	(14.959)	(129.410)	(4.769)	(3.641)	(327.326)
Totales provisiones y castigos	(60)	(85.650)	(174.244)	(24.907)	(218.941)	(4.769)	(3.641)	(512.212)
Provisiones liberadas	89	15.903	7.127	6.561	38.275	4.431	6.418	78.804
Recuperación de créditos castigados	-	5.302	11.645	5.122	36.908	-	-	58.977
Cargos netos a resultado	29	(64.445)	(155.472)	(13.224)	(143.758)	(338)	2.777	(374.431)

		Créditos y cuentas por cobrar a clientes						Total
	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
Al 31 de diciembre de 2014	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(8.071)	(61.991)	(21.173)	(102.525)	-	-	(193.760)
Provisiones constituidas	(127)	(85.628)	(36.724)	(21.314)	(155.921)	(6.679)	(3.109)	(309.502)
Totales provisiones y castigos	(127)	(93.699)	(98.715)	(42.487)	(258.446)	(6.679)	(3.109)	(503.262)
Provisiones liberadas	119	22.014	11.151	9.216	35.482	2.128	3.837	83.947
Recuperación de créditos castigados	-	4.572	9.973	4.735	36.004	-	-	55.284
Cargos netos a resultado	(8)	(67.113)	(77.591)	(28.536)	(186.960)	(4.551)	728	(364.031)

Castigos de colocaciones netas de provisiones:

	Créditos y cuentas por cobrar a clientes
	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
Al 31 de diciembre de 2014	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	37.673	101.590	12.908	191.228	343.399
Provisiones aplicadas	(26.862)	(26.994)	(2.960)	(101.697)	(158.513)
Castigos de colocaciones netos de provisiones	10.811	74.596	9.948	89.531	184.886

	Créditos y cuentas por cobrar a clientes
	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
Al 31 de diciembre de 2013	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	26.390	83.332	25.955	221.638	357.315
Provisiones aplicadas	(18.319)	(21.341)	(4.782)	(119.113)	(163.555)
Castigos de colocaciones netos de provisiones	8.071	61.991	21.173	102.525	193.760

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 115

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°31

REMUNERACIONES Y GASTOS DEL PERSONAL

Al 31 de diciembre de 2014 y 2013, la composición del rubro es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Remuneraciones del personal	213.364	197.695
Bonos o gratificaciones	77.145	67.805
Beneficios basados en instrumentos de capital	329	684
Indemnización por años de servicio	10.551	8.828
Planes de pensiones	1.395	(311)
Gastos de capacitación	2.477	2.366
Sala cuna y jardín infantil	2.485	2.542
Fondos de salud	4.615	3.569
Otros gastos de personal	26.527	25.166
Totales	338.888	308.344

Beneficios basados en instrumentos de capital (liquidados en efectivo)

El Banco entrega a determinados ejecutivos del Banco y sus afiliadas un beneficio de pagos basados en acciones, los que son liquidados en efectivo de acuerdo a los requerimientos de NIIF 2. El Banco mide los servicios recibidos y el pasivo incurrido, a valor razonable.

Hasta la liquidación del pasivo, el Banco determina el valor razonable del pasivo al final de cada período que se informa, así como en la fecha de liquidación, reconociendo cualquier cambio en el valor razonable en el resultado del período.

El saldo correspondiente a beneficios basados en instrumentos de capital, al 31 de diciembre de 2014 y 2013 fue de $ 329 millones y $ 684 millones.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 116

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°32

GASTOS DE ADMINISTRACIÓN

Al 31 de diciembre de 2014 y 2013, la composición del rubro es la siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Gastos generales de administración	125.271	116.685
Mantenimiento y reparación de activo fijo	17.498	15.368
Arriendos de oficina	28.348	26.105
Arriendo de equipos	94	106
Primas de seguro	3.302	2.989
Materiales de oficina	4.567	4.579
Gastos de informática y comunicaciones	29.379	29.144
Alumbrado, calefacción y otros servicios	4.131	3.871
Servicio de vigilancia y transporte de valores	17.089	15.879
Gastos de representación y desplazamiento del personal	4.173	5.255
Gastos judiciales y notariales	2.192	1.619
Honorarios por informes técnicos y auditoria	6.891	6.400
Otros gastos generales de administración	7.607	5.370
Servicios subcontratados	51.504	44.411
Procesamientos de datos	32.253	26.489
Venta de productos	1.502	1.820
Servicio de archivos	3.305	1.728
Servicio de tasaciones	2.119	2.265
Personal outsourcing	5.608	9.489
Otros	6.717	2.620
Gastos del directorio	1.314	1.154
Gastos de marketing	16.419	15.800
Impuestos, contribuciones, aportes	10.641	10.141
Contribuciones de bienes raíces	1.415	1.201
Patentes	1.525	1.843
Otros impuestos	15	4
Aporte a la SBIF	7.686	7.093
Totales	205.149	188.191

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 117

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°33

DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones y amortizaciones durante 2014 y 2013, se detallan a continuación:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(27.571)	(22.452)
Amortizaciones de intangibles (*)	(16.601)	(38.622)
Total depreciaciones y amortizaciones	(44.172)	(61.074)

Deterioros
Deterioro del activo fijo	(108)	(244)
Deterioro del intangible(*)	(36.556)	-
Total deterioros	(36.664)	(244)
Totales	(80.836)	(61.318)

Al 31 de diciembre de 2014, el importe del deterioro de activo fijo asciende a $108 millones, principalmente por siniestros de de cajeros automáticos ($244 millones al 31 de diciembre de 2013).

(*) El Banco, dentro de sus objetivos estratégicos, inició un plan de transformación de su modelo comercial y operativo con un enfoque en el cliente. Por lo anterior, se han levantado una serie de nuevos requerimientos operativos, tecnológicos y de trazabilidad de la información, para que el Banco pueda adaptarse a los nuevos requerimientos de sus clientes y a las nuevas formas de interactuar con estos. En este contexto, una serie de aplicaciones que hoy en día están en uso o inclusive en pleno proceso de construcción, dado este cambio de enfoque, para el banco han perdido valor. Por esta razón, de acuerdo a lo establecido en el párrafo 59 de la NIC 36, el Banco ha procedido a reconocer un deterioro por un monto total de $36.664 millones.

b)	La conciliación entre los valores libros y los saldos al 31 de diciembre de 2014 y 2013, es la siguiente:

	Depreciación y amortización
	2014
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2014	(127.448)	(185.275)	(312.723)
Cargos por depreciación, y amortización del ejercicio	(27.571)	(16.601)	(44.172)
Bajas y ventas del ejercicio	109	-	109
Otros	-	-	-
Saldos al 31 de diciembre de 2014	(154.910)	(201.876)	(356.786)

	Depreciación y amortización
	2013
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(105.150)	(146.653)	(251.803)
Cargos por depreciación, y amortización del ejercicio	(22.452)	(38.622)	(61.074)
Bajas y ventas del ejercicio	154	-	154
Otros	-	-	-
Saldos al 31 de diciembre de 2013	(127.448)	(185.275)	(312.723)

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 118

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°34

OTROS INGRESOS Y GASTOS OPERACIONALES

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	2.811	6.571
Recupero de castigos y resultados bienes recibidos en pago	8.289	10.475
Subtotales	11.100	17.046
Resultados por venta en participación en sociedades
Utilidad en venta en participación en otras sociedades	-	-
Subtotales	-	-
Otros ingresos
Arriendos	805	328
Resultado por venta de activo fijo	687	176
Recupero provisiones por contingencias	315	77
Indemnizaciones de compañías de seguros por siniestros	661	725
Otros	1.266	2.156
Subtotales	3.734	3.462

Totales	14.834	20.508

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	4.694	8.796
Provisiones por bienes recibidos en pago	4.045	3.580
Gastos por mantención de bienes recibidos en pago	2.489	2.461
Subtotales	11.228	14.837

Gastos de tarjetas de crédito	2.638	2.157

Servicios a clientes	9.940	10.954

Otros gastos
Castigos operativos	6.153	8.222
Pólizas de seguros de vida y seguros generales de productos	8.919	7.348
Impuesto adicional por gastos pagados al exterior	3.055	2.862
Provisiones por contingencias	29.004	5.805
Pago Asociación de Retail	1.021	1.079
Gasto adopción tecnología chip en tarjetas	1.476	2.283
Otros	7.674	6.804
Subtotales	57.302	34.403

Totales	81.108	62.351

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 119

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°35

OPERACIONES CON PARTES RELACIONADAS

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerente general o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 1 de los presentes Estados Financieros, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 120

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°35

OPERACIONES CON PARTES RELACIONADAS, continuación

a) Créditos con partes relacionadas

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 31 de diciembre de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar:
Colocaciones comerciales	51.647	9.614	4.348	8.743	47.305	618	4.022	51.141
Colocaciones para vivienda	-	-	19.941	-	-	-	15.561	-
Colocaciones de consumo	-	-	2.798	-	-	-	2.061	-
Créditos y cuentas por cobrar:	51.647	9.614	27.087	8.743	47.305	618	21.644	51.141

Provisión sobre colocaciones	(139)	(10)	(46)	(18)	(238)	(3)	(44)	(6)
Colocaciones netas	51.508	9.604	27.041	8.725	47.067	615	21.600	51.135

Garantías	409.339	-	23.896	1.289	124.420	-	19.237	2.326

Créditos contingentes:
Avales y fianzas	-	-	-		-	-	-	-
Cartas de crédito	16.000	-	-	11	30.714	-	-	-
Boletas de garantía	432.802	-	-	762	172.274	-	-	9.989
Créditos contingentes:	448.802	-	-	773	202.988	-	-	9.989

Provisiones sobre créditos contingentes	(12)	-	-	-	(22)	-	-	(4)

Colocaciones contingentes netas	448.790	-	-	773	202.966	-	-	9.985

El movimiento de colocaciones con partes relacionadas durante los ejercicios 2014 y 2013, ha sido el siguiente:

	Al 31 de diciembre de
	2014				2013
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de enero de	250.293	618	21.644	61.130	107.384	668	19.512	59.166
Altas de colocaciones	338.784	9.108	11.651	17.585	161.763	377	7.313	14.858
Bajas de colocaciones	(88.628)	(112)	(6.208)	(69.199)	(18.854)	(427)	(5.181)	(12.894)

Totales	500.449	9.614	27.087	9.516	250.293	618	21.644	61.130

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 121

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°35

OPERACIONES CON PARTES RELACIONADAS, continuación

b) Activos y pasivos con partes relacionadas

	Al 31 de diciembre de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	193.377	-	-	-	5.306	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	995.468	-	-	-	557.026	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	2.776	-	-	-	2.460	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	5.061	1.168	2.403	4.602	58.030	10.406	2.783	23.300
Contratos de retrocompra y préstamos de valores	47.010	-	-	-	59.703	-	-	-
Depósitos y otras captaciones a plazo	269.381	2.320	81.079	81.079	54.212	299	3.774	156.977
Contratos de derivados financieros	1.395.507	-	-	-	537.162	-	-	-
Instrumentos de deuda emitidos	336.323	-	-	-	96.872	-	-	-
Otras obligaciones financieras	846	-	-	-	3.912	-	-	-
Otros pasivos	771	-	-	-	462	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Al 31 de diciembre de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(11.130)	25	1.963	(2.509)	(8.812)	50	1.065	(1.082)
Ingresos y gastos por comisiones y servicios	30.591	84	230	167	-	75	120	3.615
Utilidad neta de operaciones financieras y resultados de cambio (*)	(315.918)	-	20	(10.051)	(8.690)	-	(4)	(1.534)
Otros ingresos y gastos de operación	1.158	-	-	-	955	-	-	-
Resultados por inversiones en sociedades(**)	-	-	-	-	78.122	-	-	-
Remuneraciones y gastos del personal clave	-	-	(31.361)	-	-	-	(31.652)	-
Gastos de administración y otros	(30.342)	(33.961)	-	-	(28.371)	(30.758)	-	-

Totales	(325.641)	(33.852)	(29.148)	(12.393)	33.204	(30.633)	(30.471)	999

(*)	Corresponde principalmente a contratos de derivados se utilizan para cubrir financieramente el riesgo cambiario de los activos y pasivos que cubren posiciones del Banco y sus afiliadas.
(**)	Corresponde a utilidad en la venta de la subsidiaria Santander Asset Management S.A. Administradora General de Fondos.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 122

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°35

OPERACIONES CON PARTES RELACIONADAS, continuación

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado de Resultados Consolidado, corresponden a las siguientes categorías:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Remuneraciones del personal	17.410	16.954
Remuneraciones y gastos del Directorio	1.235	1.083
Bonos o gratificaciones	12.358	11.267
Compensaciones en acciones	310	684
Gastos de capacitación	78	55
Indemnizaciones por años de servicios	234	1.064
Fondos de salud	288	290
Otros gastos de personal	504	566
Plan de pensiones (*)	1.395	(311)
Totales	33.812	31.652

(*) Parte de los ejecutivos que calificaban para este beneficio dejo de pertenecer al Grupo por distintos motivos sin que cumplieran los requisitos para obtener el beneficio, por lo que el monto de la obligación disminuyó, generando un ingreso por reverso de provisiones.

e)	Conformación del personal clave

Al 31 de diciembre de 2014 y 2013, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma:

Cargos	N° de ejecutivos
	Al 31 de diciembre de
	2014	2013

Directores	13	12
Gerentes de división	18	16
Gerentes de área	90	80
Gerentes	54	60

Totales personal clave	175	168

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 123

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°36

PLANES DE PENSIONES

El Banco tiene a disposición de sus principales directivos un beneficio adicional, consistente en un plan de pensiones, que tiene por objetivo que estos cuenten con fondos para una mejor pensión complementaria al momento de su retiro.

En este sentido, el Banco complementará los aportes voluntarios que realicen los beneficiarios para su pensión futura, mediante una contribución equivalente. Los directivos tendrán un derecho a recibir este beneficio, sólo cuando cumplan con las siguientes condiciones copulativas:

a.	Orientado a los Directivos del Grupo.
b.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
c.	El Banco contratara una póliza de seguro colectivo mixto (vida y ahorro) por cada directivo, siendo el contratante y beneficiario la empresa del Grupo a la que pertenezca el directivo. Se realizaran aportes periódicos por igual monto al que cada directivo aporte a su plan de cotizaciones voluntarias.
d.	El Banco será el responsable de otorgar los beneficios en forma directa.

En caso de término de la relación laboral entre el directivo y la respectiva empresa, antes de que éste reúna las condiciones anteriormente descritas, no se devengará a su favor ningún derecho que pueda derivarse de este plan de beneficios.

Excepcionalmente, en caso de fallecimiento o de invalidez total o parcial del directivo, él o sus herederos, según corresponda, tendrán derecho a recibir este beneficio.

El Banco efectuará los aportes de este plan de beneficios en base a pólizas de seguro colectivo mixto, cuyo beneficiario es el Banco. La compañía de seguros de vida con quien se encuentran contratadas dichas pólizas, no tiene el carácter de entidad vinculada o relacionada con el Banco o con alguna otra sociedad del Grupo Santander.

Los derechos que posee el Banco por el plan al cierre del ejercicio 2014 ascienden a $ 6.495 millones ($ 5.171 millones en 2013).

El importe de los compromisos de beneficio definido ha sido cuantificado por el Banco, en base de los siguientes criterios:

Método de cálculo:

Uso del método de la unidad de crédito proyectado que contempla cada año de servicio como generador de una unidad adicional de derecho a las prestaciones y valora cada unidad en forma separada. Se calcula en función al aporte de los fondos que considera como parámetro principal, factores asociados al tope previsional anual legal, los años de servicio, edad y renta anual de cada unidad valorada en forma individual.

Hipótesis actuariales utilizadas:

Supuestos actuariales respecto de las variables demográficas y financieras, son insesgadas y mutuamente compatibles entre sí. Las hipótesis actuariales más significativas consideradas en los cálculos fueron:

Los activos, relacionados con el fondo de ahorro aportado por el Banco en la Compañía de Seguros Euroamérica, por planes de prestaciones definidas se presentan neto de los compromisos asociados. El saldo de este concepto al cierre del ejercicio es el siguiente:

Cuadros informados al 31 de diciembre de 2014 y 2013:

	Planes post–empleo	Planes post–empleo
	2014	2013

Tabla de mortalidad	RV-2009	RV-2009
Tasa de desvinculación	5,0%	5,0%
Tabla de invalidez	PDT 1985	PDT 1985

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 124

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°36

PLANES DE PENSIONES, continuación

El movimiento del ejercicio por beneficios post empleo es el siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Activos por beneficios post empleo de prestaciones definidas	6.495	5.171
Compromisos por planes de prestaciones definidas
Con el personal activo	(4.639)	(3.888)
Causadas por el personal pasivo	-	-
Menos:
(Ganancias) pérdidas actuariales no reconocidas	-	-
Saldos al cierre del ejercicio	1.856	1.283

El flujo del ejercicio por beneficios post empleo es el siguiente:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

a) Valor razonable de los activos del plan
Saldo al inicio del ejercicio	5.171	5.584
Rendimiento esperado de los contratos de seguros	446	247
Aportaciones a cargo del empleador	878	(660)
(Ganancias) pérdidas actuariales (*)	-	-
Primas pagadas	-	-
Prestaciones pagadas	-	-
Valor razonable de los activos del plan al cierre del ejercicio	6.495	5.171
b) Valor actual de las obligaciones
Valor actual de las obligaciones al inicio del periodo	(3.244)	(3.594)
Incorporación neta de sociedades al Grupo	-	-
Costo de servicios del periodo corriente	(1.395)	(311)
Costo por intereses	-	-
Efecto reducción /liquidación	-	-
Prestaciones pagadas	-	-
Costo servicios pasados	-	-
(Ganancias) pérdidas actuariales	-	17
Otros movimientos	-	-
Valor actual de las obligaciones al cierre del ejercicio	(4.639)	(3.888)
Saldo neto al cierre del ejercicio	1.856	1.283

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 125

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°36

PLANES DE PENSIONES, continuación

Rendimiento esperado del Plan:

	Al 31 de diciembre de
	2014	2013

Tipo de rendimiento esperado de los activos del plan	UF + 2,50% anual	UF + 2,50% anual
Tipo de rendimiento esperado de los derechos de reembolso	UF + 2,50% anual	UF + 2,50% anual

Costos asociados al Plan:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Costos del servicio del período corriente	1.395	311
Costo por intereses	-	-
Rendimiento esperado de los activos del plan	(446)	(247)
Rendimiento esperado de los contratos de seguros vinculados a Plan:	-
Dotaciones extraordinarias	-	-
(Ganancias)/pérdidas actuariales reconocidas en el ejercicio	-	(17)
Costo de servicios pasados	-	-
Otros	-	-
Totales	949	47

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 126

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°37

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS

El valor razonable se define como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar en el mercado principal del activo o pasivo o en el mercado más ventajoso para el activo o pasivo.

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Determinación del valor razonable de los instrumentos financieros

A continuación se presenta una comparación entre el valor por el que figuran registrados los activos y pasivos financieros del Banco y su correspondiente valor razonable al 31 de diciembre de 2014 y 2013:

	Al 31 de diciembre de
	2014		2013
	Monto registrado	Valor razonable	Monto registrado	Valor razonable
	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.608.888	1.608.888	1.571.810	1.571.810
Operaciones con liquidación en curso	531.373	531.373	604.077	604.077
Instrumentos para negociación	774.815	774.815	287.567	287.567
Contrato de retrocompra y préstamos de valores	-	-	17.469	17.469
Contratos de derivados financieros	2.727.563	2.727.563	1.494.018	1.494.018
Créditos y cuentas por cobrar a clientes y adeudado por bancos	22.191.856	24.187.545	20.452.416	23.562.746
Instrumentos de inversión disponibles para la venta	1.651.598	1.651.598	1.700.993	1.700.993

Pasivos
Depósitos y obligaciones con bancos	18.126.038	18.470.479	16.978.412	16.921.614
Operaciones con liquidación en curso	281.259	281.259	276.379	276.379
Contratos de retrocompra y préstamos de valores	392.126	392.126	208.972	208.972
Contratos de derivados financieros	2.561.384	2.561.384	1.300.109	1.300.109
Instrumentos de deuda emitidos y otras obligaciones financieras	5.990.237	6.456.142	5.388.439	5.729.213

Adicionalmente, las estimaciones del valor razonable presentadas anteriormente, no intentan estimar el valor de las ganancias del Banco generadas por su negocio, ni futuras actividades, y por lo tanto no representa el valor del Banco como empresa en marcha. A continuación se detalla los métodos utilizados para la estimación del valor razonable de los instrumentos financieros.

a)	Efectivo y depósitos en bancos

El valor registrado de efectivo y adeudado por bancos se aproxima a su valor razonable estimado dado por su naturaleza de corto plazo.

b)	Operaciones con liquidación en curso, instrumentos para negociación, instrumentos de inversión disponibles para la venta, contratos de retrocompra y préstamos de valores

El valor razonable estimado de estos instrumentos financieros se determinó utilizando valores de mercado o cotizaciones de un dealer disponible, o los precios cotizados en el mercado de instrumentos financieros con características similares. Las inversiones con vencimiento en menos de un año se valúan a su valor registrado, porque son, debido a su corto plazo de madurez, consideradas que tienen un valor razonable que no es significativamente diferente de su valor registrado. Para las estimaciones del valor razonable de las inversiones de deuda o valores representativos de deuda incluidos en estos rubros, éstas toman en cuenta variables e insumos adicionales, en la medida que apliquen, incluyendo estimación de tasas de prepago, y riesgo de crédito de los emisores.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 127

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°37

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

c)	Créditos y cuentas por cobrar a clientes y adeudado por bancos

El valor razonable de los préstamos comerciales, préstamos hipotecarios, tarjetas de crédito y préstamos de consumo es medido utilizando el análisis de descuento de flujos de caja. Para esto se utilizan tasas de interés vigente en el mercado en consideración al producto, plazo, monto y similar calidad crediticia. El valor razonable de los préstamos que tienen una mora igual o superior a 90 días es medido utilizando el valor de mercado de la garantía asociada, descontada a la tasa y plazo esperado de realización. Para los préstamos de tasa variable cuyas tasas de interés cambian frecuentemente (mensualmente o trimestralmente) y que no están sujetas a ningún cambio significativo de riesgo de crédito, el valor razonable estimado se basa en su valor libro.

d)	Depósitos

El valor razonable revelado de depósitos que no devengan interés y cuentas de ahorro, es la cantidad a pagar en la fecha de reporte y, en consecuencia, es igual a la suma registrada. El valor razonable de los depósitos a plazo se calcula utilizando el método de flujo de caja descontado, que aplica tasas de interés corrientes ofrecidas actualmente a un calendario de vencimientos mensuales previstos en el mercado.

e)	Instrumentos de deuda emitidos a corto y largo plazo

El valor razonable de estos instrumentos financieros se calcula utilizando el análisis de descuento del flujo de caja basado en las tasas de préstamos incrementales corrientes, para similares tipos de acuerdos de préstamos, con vencimientos similares.

f)	Contratos de derivados financieros

El valor razonable estimado de los contratos de forwards de divisas se calculó utilizando los precios cotizados en el mercado de instrumentos financieros de características similares.

El valor razonable de los swaps de tipos de interés representa el importe estimado que el Banco espera recibir o pagar para rescindir los contratos o acuerdos, teniendo en cuenta las estructuras de plazos de la curva de tipo de interés, volatilidad del subyacente y el riesgo de crédito de las contrapartes.

Si no existen precios cotizados en el mercado (directos o indirectos) para algún instrumento derivado, las respectivas estimaciones de valor razonable se han calculado utilizando modelos y técnicas de valuación tales como Black-Scholes, Hull y simulaciones de Monte Carlo y considerando las entradas/insumos relevantes tales como volatilidad de opciones, correlaciones observables entre subyacentes, riesgo de crédito de las contrapartes, la volatilidad implícita del precio, velocidad con que la volatilidad revierte a su valor medio, relación lineal (correlación) entre el valor de una variable de mercado y su volatilidad, entre otras.

Medida del valor razonable y jerarquía

La NIIF 13 “Medición del Valor Razonable” establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

• Nivel 1: los datos de entrada son precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco puede acceder a la fecha de medición.

• Nivel 2: los datos de entrada distintos a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.

• Nivel 3: los datos de entradas no observables para el activo o pasivo.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 128

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°37

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden:

-	Bonos del Gobierno y Tesorería de Chile.

En el caso que los instrumentos no sean observables en mercado en un 100%, sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2).

Los siguientes instrumentos financieros son clasificados en el nivel 2:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Letras hipotecarias, bonos privados	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado en la información de spreads históricos del mismo papel o de papeles similares.

• Depósitos a Plazo	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado las “curvas Emisoras”.

• Swap Cámara Promedio (CMS), Forward de FX e inflación, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Valor presente de los flujos.

Las tasas (TIR) las provee ICAP, GFI, Tradition y Bloomberg según el siguiente criterio:

Con los precios de mercado publicados se construye la curva de valorización mediante el método de bootstrapping y luego se utiliza esta curva para valorizar los distintos derivados.

• Opciones FX	Black-Scholes

Fórmula ajustada por smile de volatilidad (volatilidad implícita). Los precios (volatilidades) los provee BGC Partners según el siguiente criterio:

Con los precios de mercado publicados se construye la superficie de volatilidad mediante interpolación y luego se utilizan estas volatilidades para valorizar las opciones.

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 129

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°37

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.
• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.
• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.
• CCS (contratos especiales)	FRA Implícito	Start Fwd no soportadas por Murex (plataforma) debido a la estimación UF fwd.
• CCS, IRS, CMS en TAB	Valor presente de flujos	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.
• Certificados (en nuestro caso bonos de baja liquidez)	Valor presente de flujos	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por liquidez.

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de diciembre de 2014 y 2013:

	Medidas de valor razonable
31 de diciembre de	2014	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	774.815	731.344	43.471	-
Instrumentos disponibles para la venta	1.651.598	1.028.639	622.075	884
Derivados	2.727.563	-	2.684.782	42.781
Totales	5.153.976	1.759.983	3.350.328	43.665

Pasivos
Derivados	2.561.384	-	2.561.384	-
Totales	2.561.384	-	2.561.384	-

	Medidas de valor razonable
31 de diciembre de	2013	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	287.567	275.296	12.271	-
Instrumentos disponibles para la venta	1.700.993	654.945	1.045.210	838
Derivados	1.494.018	-	1.442.752	51.266
Totales	3.482.578	930.241	2.500.233	52.104

Pasivos
Derivados	1.300.109	-	1.298.690	1.419
Totales	1.300.109	-	1.298.690	1.419

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 130

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°37

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de diciembre de 2014 y 2013:

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2014	52.104	(1.419)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(8.485)	1.419
Incluidas en resultados integrales	46	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de diciembre de 2014	43.665	-

Ganancias o pérdidas totales incluidas en resultado del 2014 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de diciembre de 2013	(8.439)	1.419

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2013	63.149	(1.106)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(10.524)	(313)
Incluidas en resultados integrales	(521)	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de diciembre de 2013	52.104	(1.419)

Ganancias o pérdidas totales incluidas en resultado del 2013 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de diciembre de 2012	(11.045)	(313)

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2014 y 2013 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de diciembre de 2014 y 2013, sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

La siguiente tabla muestra los instrumentos financieros sujetos de compensación de acuerdo a NIC 32:

				Al 31 de diciembre de 2014
	Instrumentos financieros sujetos a compensación			Importes vinculados no compensados en el balance de situación			Resto Instrumentos financieros no vinculados y/o no sujetos a compensación
Instrumento financiero	Importes brutos de activos financieros	Importes brutos de pasivos financieros compensados en el balance de situación	Importe neto ("+" o " -") de activos financieros presentados en el balance de situación	Instrumentos financieros-Activos	Instrumentos financieros-Pasivos	Importe neto	Activos	Pasivos	Importe neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Contratos de derivados financieros	-	-	-	2.552.301	2.443.668	108.633	175.262	117.716	57.546
Contratos de retrocompra	-	-	-	-	-	-	41.912	1.793	40.119
Total	-	-	-	2.552.301	2.443.668	108.633	217.174	119.509	97.665

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 131

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS

Introducción y descripción general

El Banco, mediante su actividad con instrumentos financieros, está expuesto a varios tipos de riesgos. Los principales riesgos relacionados con los instrumentos financieros aplicables al Banco son los siguientes:

-	Riesgos de mercado: surgen por mantener instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones de mercado; incluye generalmente los siguientes tipos de riesgo:
a.	Riesgo cambiario: surge como consecuencia de variaciones en el tipo de cambio entre monedas.
b.	Riesgo de valor razonable por tipo de interés: surge como consecuencia de variaciones en los tipos de interés de mercado.
c.	Riesgo de precio: surge como consecuencia de cambios en los precios de mercado, bien por factores específicos del propio instrumento, o bien por factores que afecten a todos los instrumentos negociados en el mercado.
d.	Riesgo de inflación: surge como consecuencia de cambios en los índices inflacionarios en Chile, cuyo efecto aplicaría principalmente a instrumentos financieros denominados en UF.

-	Riesgo de crédito: es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera.

-	Riesgo de liquidez: se denomina riesgo de liquidez a la posibilidad de que una entidad no pueda atender a sus compromisos de pago o, que para atenderlos, tenga que recurrir a la obtención de fondos en condiciones gravosas o que pudieran deteriorar la imagen y reputación de la entidad.

-	Riesgo operacional: se denomina riesgo que por errores humanos, en los sistemas, fraudes o eventos externos, que pudieran ocasionar al Banco pérdidas de reputación, tener implicancias legales o regulatorias o pérdidas financieras.

Esta nota incluye información de la exposición del Banco a estos riegos, y sus objetivos, políticas y procesos envueltos en la medición y manejo de ellos.

Estructura de manejo de riesgos

El Directorio es responsable por el establecimiento y seguimiento de la estructura de manejo de riesgos del Banco y con este propósito cuenta con un sistema de gobierno corporativo en línea con las recomendaciones y tendencias internacionales, adaptado a la realidad regulatoria chilena y adecuado a las prácticas más avanzadas de los mercados en que desarrolla su actividad. Para mejor ejercicio de esta función, el Directorio ha establecido el Comité de Activos y Pasivos (“ALCO”) el cual tiene como misión principal asistirle en el desarrollo de sus funciones relacionadas con el control y manejo de riesgos del Banco. Complementando al ALCO en el manejo de riesgos, el Directorio cuenta también con 3 comités claves: Comité de Mercados (“CDM”), Comité Ejecutivo de Crédito (“CEC”) y el Comité de Directores y Auditoría (“CDA”). Cada uno de los comités está compuesto por directores y miembros ejecutivos de la Administración del Banco.

El ALCO es responsable de desarrollar políticas de manejo de riesgos del Banco conforme a las directrices del Directorio, del Departamento Global de Riesgo de Santander España y los requerimientos regulatorios dictados por la Superintendencia de Banco e Instituciones Financieras de Chile (“SBIF”). Dichas políticas han sido creadas principalmente para identificar y analizar el riesgo que enfrenta el Banco, establecer los límites de riesgo y controles apropiados, y vigilar los riesgos y el cumplimiento de los límites. Las políticas de manejo de riesgos y los sistemas del Banco se revisan regularmente para reflejar los cambios en las condiciones de mercado, y los productos o servicios ofrecidos. El Banco, a través de la formación y gestión de normas y procedimientos, pretende desarrollar un entorno de control disciplinado y constructivo, en el que todos sus empleados comprenden sus funciones y obligaciones.

Para cumplir con sus funciones, el ALCO trabaja directamente con los departamentos de control y riesgo del Banco cuyos objetivos conjuntos incluyen:

-	evaluar aquellos riesgos que por su tamaño pudieran comprometer la solvencia del Banco, o que presenten potencialmente riesgos operacionales o de reputación significativos;
-	asegurar que el Banco se dota de los medios, sistemas, estructuras y recursos acordes con las mejores prácticas que permitan implantar la estrategia en la gestión de riesgos;
-	asegurar la integración, control y gestión de todos los riesgos del Banco;
-	ejecutar la aplicación en todo el Banco y sus negocios de principios, políticas y métricas de riesgo homogéneas;
-	desarrollar e implantar un modelo de gestión de riesgos en el Banco, de manera que la exposición de riesgo se integre adecuadamente en los diferentes procesos de toma de decisiones;

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 132

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

-	identificar concentraciones de riesgo y alternativas de mitigación, realizar un seguimiento del entorno macroeconómico y competitivo, cuantificando sensibilidades y el previsible impacto de diferentes escenarios sobre el posicionamiento de riesgos; y
-	realizar la gestión de los riesgos estructurales de liquidez, tipos de interés y tipos de cambio, así como de la base de recursos propios del Banco.

Para cumplir con los objetivos anteriormente mencionados, el Banco (Administración y ALCO) realiza varias actividades relacionadas a la gestión de riesgo, las cuales incluyen: calcular las exposiciones al riesgo de las diferentes carteras y/o inversiones, considerando factores mitigadores (garantías, netting, colaterales, etc.); calcular las probabilidades de pérdida esperada de cada cartera y/o inversiones; asignar los factores de pérdida a las nuevas operaciones (rating y scoring); medir los valores en riesgos de las carteras y/o inversiones en función de distintos escenarios mediante simulaciones históricas; establecer límites a las potenciales pérdidas en función de los distintos riesgos incurridos; determinar los impactos posibles de los riesgos estructurales en los Estados Consolidados de Resultados del Banco; fijar los límites y alertas que garanticen la liquidez del Banco; e identificar y cuantificar los riesgos operacionales por líneas de negocios y así facilitar su mitigación mediante acciones correctoras.

El CDA es principalmente responsable de vigilar el cumplimiento de las políticas y procedimientos de gestión de riesgo del Banco, y de revisar la adecuación del marco de gestión de riesgos en relación con los riesgos que enfrenta el Banco.

Riesgo de crédito

El riesgo de crédito es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera. Para propósitos de la gestión del riesgo de crédito, el Banco consolida todos los elementos y componentes de la exposición al riesgo crediticio (ej. riesgo de mora individual por acreedor, riesgo innato de una línea de negocio o sector, y/o riesgo geográfico).

Mitigación del riesgo de crédito de créditos y/o cuentas por cobrar

El Directorio ha delegado la responsabilidad del manejo del riesgo de crédito al ALCO y al CEC y los departamentos de riesgos del Banco cuyos roles se resumen como sigue:

-	Formulación de políticas de crédito, en consulta con las unidades de negocio, cubriendo los requisitos de garantía, evaluación crediticia, calificación de riesgos y presentación de informes, documentos y procedimientos legales en cumplimiento con los requisitos reglamentarios, legales e internos del Banco.

-	Establecer la estructura de la autorización para la aprobación y renovación de solicitudes de crédito. El Banco estructura niveles de riesgo de crédito colocando límites a la concentración de ese riesgo en términos de deudores individuales, grupos de deudores, segmento de industrias y países. Los límites de autorización se asignan a los respectivos oficiales de la unidad de negocio (comerciales, consumo, PYMEs) para ser monitoreados de forma permanente por la Administración. Además, estos límites son revisados periódicamente. Los equipos de evaluación de riesgo a nivel de sucursal interactúan regularmente con clientes, no obstante para grandes operaciones, los equipos de riesgo de la matriz e inclusive el CEC, trabajan directamente con los clientes en la evaluación de los riesgos de crédito y la preparación de solicitudes de crédito. Inclusive, Banco Santander España participa en el proceso de aprobación de los créditos más significativos, por ejemplo a clientes o grupos económicos con importes de deuda mayores de US$40 millones.

-	Limitar concentraciones de exposición a clientes, contrapartes, en áreas geográficas, industrias (para cuentas por cobrar o créditos), y por emisor, calificación crediticia y liquidez (para inversiones).

-	Desarrollar y mantener la clasificación de riesgo del Banco con el fin de clasificar los riesgos según el grado de exposición a pérdida financiera que enfrentan los respectivos instrumentos financieros y con el propósito de enfocar el manejo o gestión del riesgo específicamente a los riesgos asociados.

-	Revisar y evaluar el riesgo de crédito Las divisiones de riesgo de la Administración son en gran medida independientes de la división comercial del banco y evalúan todos los riesgos de crédito en exceso de los límites designados, previo a las aprobaciones de créditos a clientes o previo a la adquisición de inversiones especificas. Las renovaciones y revisiones de créditos están sujetas a procesos similares.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 133

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

En la preparación de una solicitud de crédito para un cliente corporativo, el Banco verifica varios parámetros como la capacidad de servicio de la deuda (incluyendo, por lo general, los flujos de efectivo proyectados), la historia financiera del cliente y/o proyecciones para el sector económico en que opera. La división de riesgo está estrechamente envuelta en este proceso. Todas las solicitudes contienen un análisis de las fortalezas y debilidades del cliente, una calificación y una recomendación. Los límites de crédito no están determinados sobre la base de los saldos pendientes de los clientes, sino en el riesgo de crédito directo e indirecto del grupo financiero. Por ejemplo, una sociedad anónima sería evaluada junto con sus subsidiarias y afiliadas.

Los créditos de consumo son evaluados y aprobados por sus divisiones de riesgo respectivas (individuos, PYMEs) y el proceso de evaluación se basa en un sistema de evaluación conocido como Garra (Banco Santander) y Syseva de Santander Banefe, ambos procesos son descentralizados, automatizados y se basan en un sistema de puntuación que incluye las políticas de riesgo de crédito implementadas por el Directorio del Banco. El proceso de solicitud de créditos se basa en la recopilación de información para determinar la situación financiera del cliente y la capacidad de pago. Los parámetros que se utilizan para evaluar el riesgo de crédito del solicitante incluyen varias variables tales como: niveles de ingresos, duración del actual empleo, endeudamiento, informes de agencias de crédito.

-	Proporcionar asesoramiento, orientación y conocimientos especializados a las unidades de negocio para promover las mejores prácticas del Banco en la gestión del riesgo de crédito.

Mitigación del riesgo de crédito de otros activos financieros (inversiones, derivados, compromisos)

Como parte del proceso de adquisición de inversiones financieras e instrumentos financieros, el Banco considera la probabilidad de incobrabilidad de los emisores o las contrapartes utilizando evaluaciones internas y externas tales como evaluadoras de riesgos independientes del Banco. Además, el Banco se rige por una política estricta y conservadora la cuál asegura que los emisores de sus inversiones y contrapartes en transacciones de instrumentos derivados sean de la más alta reputación.

Adicionalmente, el Banco opera con diversos instrumentos que, aunque suponen exposición al riesgo de crédito, no están reflejados en el Estado de Situación Financiera Consolidado, como por ejemplo: avales y fianzas, cartas de crédito documentarias, boletas de garantía y compromisos para otorgar créditos.

Los avales y fianzas representan una obligación de pago irrevocable. En caso de que un cliente avalado no cumpla sus obligaciones con terceros caucionadas por el Banco, éste efectuará los pagos correspondientes, de modo que estas operaciones representan la misma exposición al riesgo de crédito que un préstamo común.

Las cartas de crédito documentarias son compromisos documentados por el Banco en nombre del cliente que son garantizados por las mercaderías embarcadas a las cuales se relacionan y, por lo tanto, tienen menor riesgo que un endeudamiento directo. Las boletas de garantía corresponden a compromisos contingentes que se hacen efectivos sólo si el cliente no cumple con la realización de obras pactadas con un tercero, garantizada por aquellas.

Cuando se trata de compromisos para otorgar crédito, el Banco está potencialmente expuesto a pérdidas en un monto equivalente al total no usado del compromiso. Sin embargo, el monto probable de pérdida es menor que el total no usado del compromiso. El Banco monitorea el período de vencimiento de las líneas de crédito porque generalmente los compromisos a largo plazo tienen un mayor riesgo de crédito que los compromisos a corto plazo.

Exposición máxima al riesgo de crédito

Para los activos financieros reconocidos en el Estado de Situación Financiera Consolidado, la exposición al riesgo de crédito es igual a su valor contable. Para las garantías financieras concedidas, la máxima exposición al riesgo de crédito es el máximo importe que el Banco tendría que pagar si la garantía fuera ejecutada.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 134

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

A continuación, se presenta la distribución por activo financiero de la exposición máxima al riesgo de crédito del Banco al 31 de diciembre de 2014 y 2013, sin deducir las garantías reales ni las mejoras crediticias recibidas:

		Al 31 de diciembre de
		2014	2013
		Monto de exposición	Monto de exposición
	Nota	MM$	MM$

Efectivo y depósitos en bancos	4	1.608.888	1.571.810
Operaciones con liquidación en curso	4	531.373	604.077
Instrumentos para negociación	5	774.815	287.567
Contrato de retrocompra y préstamos de valores	6	-	17.469
Contratos de derivados financieros	7	2.727.563	1.494.018
Créditos y cuentas por cobrar a clientes y adeudado por bancos (neto)	8 y 9	22.191.856	20.452.416
Instrumentos de inversión disponibles para la venta	10	1.651.598	1.700.993

Compromisos de préstamo/crédito no reconocidos:
Cartas de créditos documentarias emitidas	22	205.920	218.032
Cartas de crédito del exterior confirmadas	22	75.813	127.600
Boletas de garantía	22	1.481.154	1.212.799
Líneas de crédito disponibles	22	5.699.573	5.141.831
Avales y fianzas	22	262.169	181.416
Otros compromisos de créditos irrevocables	22	109.520	47.376
Totales		37.320.242	33.057.404

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 135

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

En cuanto a la calidad de los créditos, estos se clasifican en conformidad a lo descrito en el compendio de normas de la SBIF al 31 de diciembre de 2014 y 2013:

	Al 31 de diciembre de
Categoría	2014				2013
Comerciales	Individuales	Porcentaje	Provisión	Porcentaje	Individuales	Porcentaje	Provisión	Porcentaje
Carterizados	MM$	%	MM$	%	MM$	%	MM$	%

A1	120.646	0,53%	42	0,01%	381.551	1,81%	135	0,02%
A2	1.790.389	7,82%	1.202	0,17%	2.013.820	9,56%	1.323	0,22%
A3	3.029.274	13,23%	3.340	0,48%	2.730.837	12,97%	2.923	0,48%
A4	2.535.098	11,07%	17.062	2,43%	2.115.403	10,04%	15.823	2,60%
A5	858.830	3,75%	13.114	1,87%	838.697	3,98%	13.712	2,25%
A6	475.212	2,08%	11.406	1,63%	443.059	2,10%	11.981	1,97%
B1	183.932	0,80%	9.172	1,31%	181.676	0,86%	8.061	1,33%
B2	64.695	0,28%	5.910	0,84%	80.513	0,38%	4.229	0,70%
B3	75.074	0,33%	10.351	1,48%	77.940	0,37%	10.430	1,72%
B4	74.910	0,33%	11.028	1,57%	33.922	0,16%	5.318	0,87%
C1	79.148	0,35%	1.583	0,23%	56.040	0,27%	1.121	0,18%
C2	66.267	0,29%	6.627	0,95%	46.996	0,22%	4.700	0,77%
C3	16.742	0,07%	4.185	0,60%	20.780	0,10%	5.195	0,85%
C4	33.074	0,14%	13.229	1,89%	43.109	0,21%	17.243	2,83%
C5	59.585	0,26%	38.730	5,53%	61.246	0,29%	39.811	6,54%
C6	94.832	0,41%	85.348	12,18%	64.755	0,31%	58.279	9,59%
Subtotal	9.557.708	41,74%	232.329	33,17%	9.190.344	43,63%	200.284	32,92%

	Grupales	Porcentaje	Provisión	Porcentaje	Grupales	Porcentaje	Provisión	Porcentaje
	MM$	%	MM$	%	MM$	%	MM$	%
Comercial
Cartera normal	2.401.003	10,49%	51.027	7,28%	2.237.256	10,62%	30.864	5,07%
Cartera en incumplimiento	383.532	1,68%	114.670	16,36%	400.101	1,90%	69.306	11,39%
Subtotal	2.784.535	12,17%	165.697	23,64%	2.637.357	12,52%	100.170	16,46%
Vivienda
Cartera normal	6.261.428	27,35%	17.574	2,50%	5.302.411	25,18%	15.701	2,58%
Cartera en incumplimiento	370.603	1,62%	31.170	4,45%	323.401	1,54%	27.605	4,54%
Subtotal	6.632.031	28,97%	48.744	6,95%	5.625.812	26,72%	43.306	7,12%
Consumo
Cartera normal	3.554.891	15,53%	116.865	16,67%	3.257.836	15,47%	112.468	18,49%
Cartera en incumplimiento	363.484	1,59%	137.158	19,57%	349.412	1,66%	152.117	25,01%
Subtotal	3.918.375	17,12%	254.023	36,24%	3.607.248	17,13%	264.585	43,50%
Totales carteras	22.892.649	100,00%	700.793	100,00%	21.060.761	100,00%	608.345	100,00%

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 136

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

Respecto a la cartera de evaluación individual las distintas categorías corresponden a:

-	Categorías A o Cartera en Cumplimiento Normal, es aquella que está conformada por deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos financieros, y que de acuerdo con la evaluación de su situación económico-financiera, no se visualiza que esta condición cambie en el corto plazo.

-	Categorías B o Cartera Subestándar, es aquella que contempla deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total de capital e intereses en los términos contractualmente pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras en el corto plazo.

-	Categorías C o Cartera en Incumplimiento, está conformada por aquellos deudores sobre los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago.

En cuanto a las carteras de evaluación grupal se realiza una evaluación en conjunto de las operaciones que la componen.

Refiérase a la Nota 30 para el detalle de los créditos del Banco deteriorados y sus respectivas provisiones. También refiérase a la Nota 19 para un detalle de los vencimientos de activos financieros del Banco.

Exposición a riesgo al crédito en contratos de derivados con el exterior

Al 31 de diciembre de 2014, la exposición extranjera del Banco, incluido el riesgo de la contraparte en la cartera de instrumentos derivados, fue de USD 1.711 millones o el 3,45% de los activos. En la tabla a continuación, la exposición a instrumentos derivados se calcula usando el riesgo de crédito equivalente, que es igual al valor neto del reemplazo más el valor potencial máximo, considerando el colateral en efectivo, que mitiga la exposición.

A continuación, se incluyen detalles adicionales con respecto a nuestra exposición a Colombia e Italia, dado que tienen una calificación sobre 1 y es donde tenemos la mayor exposición en las categorías distintas a 1. A continuación se detalla la exposición a Italia y Colombia al 31 de diciembre de 2014, considerando el valor razonable de los instrumentos derivados.

País	Clasificación	Instrumentos derivados (ajustados a mercado) MM USD	Depósitos MM USD	Créditos MM USD	Inversiones financieras MM USD	Exposición total MM USD
Colombia	2	4,13	-	0,09	-	4,22
Italia	2	49,65	3,28	0,18	-	53,11
Otro	3	1,37	0,21	0,53	-	2,11
Total		55,15	3,49	0,8	-	59,44

El monto total de esta exposición a instrumentos derivados debe compensarse diariamente con el colateral y, por ende, la exposición a créditos neta es USD$ 0.

Nuestra exposición a España dentro del grupo es la siguiente:

Contraparte	País	Clasificación	Instrumentos derivados (ajustados a mercado) MM USD	Depósitos MM USD	Créditos MM USD	Inversiones financieras MM USD	Exposición total MM USD
Banco Santander España (*)	España	1	4,79	311,26	-	-	316,05

El monto total de esta exposición a instrumentos derivados debe compensarse diariamente con el colateral y, por ende, la exposición a créditos neta es USD$ 0,28

(*) Incluimos nuestra exposición a las sucursales de Santander en Nueva York y Hong Kong como exposición a España.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 137

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

Deterioro de otros instrumentos financieros

Al 31 de diciembre del 2014 y 2013 el Banco no tuvo deterioros significativos en sus activos financieros diferentes a créditos y/o cuentas por cobrar.

Garantías y mejoras crediticias

La máxima exposición al riesgo de crédito, en algunos casos, se ve reducida por garantías, mejoras crediticias y otras acciones que mitigan la exposición del Banco. En base a ello, la constitución de garantías es un instrumento necesario pero no suficiente en el otorgamiento de un crédito; por tanto la aceptación del riesgo por parte del Banco requiere la verificación de otras variables o parámetros tales como la capacidad de pago o generación de recursos para mitigar el riesgo contraído.

Los procedimientos para la gestión y valoración de garantías están recogidos en la política interna de gestión de riesgo. En dichas políticas se establecen los principios básicos para la gestión del riesgo de crédito, lo que incluye la gestión de las garantías recibidas en las operaciones con clientes. En este sentido, el modelo de gestión de riesgos incluye valorar la existencia de garantías apropiadas y suficientes que permitan llevar a cabo la recuperación del crédito cuando las circunstancias del deudor no le permitan hacer frente a sus obligaciones.

Los procedimientos utilizados para la valoración de las garantías son acordes a las mejores prácticas del mercado, que implican la utilización de tasaciones en garantías inmobiliarias, precio de mercado en valores bursátiles, valor de las participaciones en un fondo de inversión, etc. Todas las garantías reales recibidas deben estar correctamente instrumentadas e inscritas en el registro correspondiente, así como contar con la aprobación de las divisiones legales del Banco.

El Banco además cuenta con herramientas de calificación que permiten ordenar la calidad crediticia de las operaciones o clientes. Para poder estudiar cómo varía esta probabilidad, el Banco dispone de bases de datos históricas que almacenan la información generada internamente. Las herramientas de calificación varían según el segmento del cliente analizado (comerciales, consumo, PYMEs, etc.).

Se presenta a continuación el detalle de garantías, colaterales o mejoras crediticias a favor del Banco al 31 de diciembre de 2014 y 2013:

	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Activos financieros no deteriorados:
Propiedades/hipotecas	14.643.933	12.701.836
Inversiones y otros	2.005.276	1.347.770
Activos financieros deteriorados:
Propiedades/hipotecas	420.033	663.889
Inversiones y otros	12.314	27.810
Totales	17.081.556	14.741.305

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 138

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

Riesgo de liquidez

El riesgo de liquidez es el riesgo de que el Banco tenga dificultades para cumplir con las obligaciones asociadas con sus obligaciones financieras.

Gestión de riesgo de liquidez

El Banco está expuesto diariamente a requerimientos de fondos en efectivo provenientes de varias transacciones bancarias tales como giros de cuentas corrientes, pagos de depósitos a plazo, pagos de garantías, desembolsos de operaciones con derivados, etc. Como es inherente a la actividad bancaria, el Banco no mantiene fondos en efectivo para cubrir el saldo de esas posiciones, puesto que la experiencia muestra que sólo un nivel mínimo de estos fondos será retirado, lo cual puede ser previsto con un alto grado de certeza.

El enfoque del Banco a la gestión de la liquidez es asegurar, a la medida que sea posible, siempre tener suficiente liquidez para cumplir con sus obligaciones a su vencimiento, en circunstancias normales y condiciones de estrés, sin incurrir en pérdidas inaceptables o correr el riesgo de daño a la reputación del Banco. El Directorio fija límites en una porción mínima de fondos por vencer disponibles para cumplir dichos pagos y sobre un nivel mínimo de operaciones interbancarias y otras facilidades de préstamos que deberían estar disponibles para cubrir giros a niveles inesperados de demanda, lo cual es revisado periódicamente. Por otra parte, el Banco debe cumplir con límites regulatorios dictados por la SBIF para los descalces de plazos.

Esos límites afectan a los descalces entre flujos futuros de ingresos y de egresos del Banco considerado individualmente y son los siguientes:

i. descalces de hasta 30 días para todas las monedas, hasta una vez el capital básico;

ii. descalces de hasta 30 días para las monedas extranjeras, hasta una vez el capital básico; y

iii. descalces de hasta 90 días para todas las monedas, dos veces el capital básico.

El departamento de tesorería recibe información de todas las unidades de negocio sobre el perfil de liquidez de sus activos y pasivos financieros y detalles de otros flujos de efectivo proyectados que deriven de negocios futuros. De acuerdo a esta información, tesorería mantiene una cartera de activos líquidos a corto plazo, compuestos en gran parte de inversiones líquidas, préstamos y anticipos a otros bancos, para garantizar que el Banco mantenga suficiente liquidez. Las necesidades de liquidez de las unidades de negocio se cumplen a través de transferencias a corto plazo desde tesorería para cubrir cualquier fluctuación a corto plazo y la financiación de largo plazo para abordar todos los requisitos de liquidez estructural.

El Banco monitorea su posición de liquidez de forma diaria, determinando los flujos futuros de sus egresos e ingresos. Además al cierre de cada mes se realizan pruebas de estrés, para lo cual se utilizan una variedad de escenarios que abarcan tanto condiciones normales de mercado como condiciones de fluctuación del mismo. La política de liquidez y los procedimientos están sujetos a revisión y aprobación del Directorio del Banco. Informes periódicos son generados detallando la posición de liquidez del Banco y sus filiales, incluyendo cualquier excepción y medidas correctoras adoptadas, los cuales se someten regularmente a la revisión por el ALCO.

El Banco se basa en los depósitos de clientes (retail) e institucionales, obligaciones con bancos, instrumentos de deuda y depósito a plazo como sus principales fuentes de financiación. Si bien la mayoría de las obligaciones con bancos, instrumentos de deuda y depósito a plazo tienen vencimientos superiores a un año, los depósitos de los clientes (retail) e institucionales suelen tener vencimientos más cortos y una gran proporción de ellos son pagaderos dentro de 90 días. La naturaleza a corto plazo de estos depósitos aumenta el riesgo de liquidez del Banco y por ende el Banco gestiona activamente este riesgo mediante la supervisión constante de las tendencias de mercado y el manejo de precios.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 139

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

La exposición al riesgo de liquidez

Una de las medidas clave utilizada por el Banco para la gestión de riesgo de liquidez es la proporción de activos líquidos netos a los depósitos de los clientes. Para este fin, los activos líquidos netos deben incluir caja/efectivo, equivalentes de efectivo e inversiones de deuda para los cuales existan un mercado activo y líquido menos los depósitos de los bancos, valores de renta fija emitidos, préstamos y otros compromisos con vencimiento en el próximo mes. Una medida similar, pero no idéntica, se utiliza como calculo para medir el cumplimiento del Banco con el límite de liquidez establecido por la SBIF, donde el Banco determina el descalce entre sus derechos y obligaciones según vencimientos de acuerdo al comportamiento estimado. Las proporciones de los descalces a 30 días en relación al capital y 90 días respecto a 2 veces el capital se muestra en el siguiente cuadro:

	Al 31 de diciembre de
	2014	2013
	%	%
A 30 días	32	30,00
A 30 días moneda extranjera	-	(22,00)
A 90 días	15	31,00

Seguidamente se presenta el desglose, por vencimientos contractuales, de los saldos de los activos y pasivos del Banco al 31 de diciembre de 2014 y 2013, considerando además aquellos compromisos no reconocidos:

Al 31 de diciembre de 2014	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Vencimiento de activos (Nota 19)	2.887.690	2.655.380	2.094.399	4.815.513	8.519.123	9.214.781	30.186.886
Vencimiento de pasivos (Nota 19)	(6.992.478)	(6.175.945)	(3.205.819)	(3.717.331)	(4.329.432)	(2.930.039)	(27.351.044)
Vencimiento neto	(4.104.788)	(3.520.565)	(1.111.420)	1.098.182	4.189.691	6.284.742	2.835.842
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	-	(17.626)	(6.858)	(169.875)	(54.126)	(13.684)	(262.169)
Cartas de crédito del exterior confirmadas	-	(2.426)	(26.807)	(4.085)	(42.495)	-	(75.813)
Cartas de créditos documentarias emitidas	-	(54.701)	(108.218)	(43.001)	-	-	(205.920)
Garantías	-	(122.176)	(188.378)	(620.143)	(522.233)	(28.224)	(1.481.154)

Vencimiento neto, incluyendo compromisos	(4.104.788)	(3.717.494)	(1.441.681)	261.078	3.570.837	6.242.834	810.786

Al 31 de diciembre de 2013	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Vencimiento de activos (Nota 19)	2.950.498	2.647.295	2.190.406	4.387.042	7.412.088	7.149.366	26.736.695
Vencimiento de pasivos (Nota 19)	(6.106.601)	(5.857.722)	(3.232.857)	(3.772.903)	(2.839.942)	(2.342.286)	(24.152.311)
Vencimiento neto	(3.156.103)	(3.210.427)	(1.042.451)	614.139	4.572.146	4.807.080	2.584.384
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	-	(7.745)	(9.292)	(137.269)	(19.001)	(8.109)	(181.416)
Cartas de crédito del exterior confirmadas	-	(17.347)	(50.984)	(24.639)	(26.543)	(8.087)	(127.600)
Cartas de créditos documentarias emitidas	-	(48.634)	(101.181)	(46.210)	(22.007)	-	(218.032)
Garantías	-	(128.171)	(145.878)	(493.530)	(419.414)	(25.806)	(1.212.799)

Vencimiento neto, incluyendo compromisos	(3.156.103)	(3.412.324)	(1.349.786)	(87.509)	4.085.181	4.765.078	844.537

Las tablas anteriores muestran los flujos de efectivo sin descontar de los activos y pasivos financieros del Banco sobre la base estimada de vencimientos. Los flujos de caja esperados del Banco por estos instrumentos, pueden variar considerablemente en comparación a este análisis. Por ejemplo, se espera que los depósitos a la vista se mantengan estables o tengan una tendencia creciente, y los compromisos de préstamos no reconocidos no se espera que se ejecuten todos los que se han dispuesto. Además, el desglose anterior excluye las líneas de crédito disponible, ya que éstas carecen de vencimientos definidos contractuales.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 140

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

Riesgo de mercado

El riesgo de mercado surge como consecuencia de la actividad mantenida en los mercados, mediante instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones del mercado, reflejadas en cambios en los diferentes activos y factores de riesgos financieros. El riesgo puede ser mitigado a través de coberturas mediante otros productos (activos/pasivos o derivados), o deshaciendo la operación/posición abierta. El objetivo de la gestión de riesgo de mercado es la gestión y el control de la exposición al riesgo de mercado dentro de parámetros aceptables.

Existen cuatro grandes factores de riesgo que afectan a los precios de mercado: tipos de interés, tipos de cambio, precio, e inflación. Adicionalmente, y para determinadas posiciones, resulta necesario considerar también otros riesgos, tales como el riesgo de spread, riesgo de base, riesgo de commodities, la volatilidad o el riesgo de correlación.

Gestión de riesgo de mercado

La gestión interna del Banco para medir el riesgo de mercado se basa principalmente en los procedimientos y normas de Santander España, los cuales se basan en analizar la gestión en tres componentes principales:

-	cartera de negociación;
-	cartera de gestión financiera local;
-	cartera de gestión financiera foránea.

La cartera de negociación se compone principalmente de aquellas inversiones valoradas a su valor justo, libre de cualquier restricción para su venta inmediata y que con frecuencia son comprados y vendidos por el Banco con la intención de venderlos en el corto plazo a fin de beneficiarse de las variaciones de precios a corto plazo. Las carteras de gestión financiera incluyen todas las inversiones financieras no consideradas en la cartera de negociación.

La responsabilidad general de riesgo de mercado recae en el ALCO. El departamento de riesgos/finanzas del Banco es el responsable de la elaboración de políticas detalladas de gestión y de su aplicación en la operativa del Banco conforme a las directrices establecidas por el ALCO y por el Departamento de Riesgo Global del Banco Santander de España.

Las funciones del departamento en relación a la cartera de negociación conlleva lo siguiente:

i.	aplicar las técnicas de “Valor en Riesgo” (VaR) para medir el riesgo de tipo de interés,
ii.	ajustar a mercado las carteras de negociación y la medición de la utilidad y pérdida diaria de las actividades comerciales,
iii.	comparar el VAR real con los límites establecidos,
iv.	establecer procedimientos de control de pérdidas en exceso de límites predeterminados y
v.	proporcionar información sobre las actividades de negociación para el ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Las funciones del departamento en relación a las carteras de gestión financiera conlleva lo siguiente:

i.	aplicar simulaciones de sensibilidad (como se explica abajo) para medir el riesgo de tipo de interés de las actividades en moneda local y la pérdida potencial previstas por estas simulaciones y
ii.	proporciona los informes diarios respectivos al ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Riesgo de mercado – Cartera de negociación

El Banco aplica metodologías de VaR para medir el riesgo de mercado de su cartera de negociación. El Banco tiene una posición comercial consolidada compuesta de inversiones de renta fija, comercio de monedas foráneas y una mínima posición de inversiones en acciones. La composición de esta cartera se compone esencialmente de bonos del Banco Central de Chile, bonos hipotecarios y bonos corporativos emitidos localmente de bajo riesgo. Al cierre de año la cartera de negociación no presentaba inversiones en carteras accionarias.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 141

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

Para el Banco, la estimación del VaR se realiza bajo la metodología de simulación histórica, la cual consiste en observar el comportamiento de las pérdidas y ganancias que se hubieran producido con la cartera actual de estar vigentes las condiciones de mercado de un determinado período histórico para, a partir de esa información, inferir la pérdida máxima con un determinado nivel de confianza. La metodología tiene la ventaja de reflejar de forma precisa la distribución histórica de las variables de mercado y de no requerir ningún supuesto de distribución de probabilidad específica. Todas las medidas VaR están destinadas a determinar la función de distribución para el cambio en el valor de una cartera determinada, y una vez conocida esta distribución, para calcular el percentil relacionados con el nivel de confianza necesario, que será igual al valor en riesgo en virtud de esos parámetros. Según lo calculado por el Banco, el VaR es una estimación de la pérdida máxima esperada del valor de mercado de una determinada cartera en un horizonte de 1 día a una confianza del 99,00%. Es la pérdida máxima de un día en que el Banco podría esperar a sufrir en una determinada cartera con el 99,00% de nivel de confianza. En otras palabras, es la pérdida que el Banco esperaría superar solo el 1.0% del tiempo. El VaR proporciona una sola estimación del riesgo de mercado que no es comparable de un riesgo de mercado a otro. Los retornos se calculan utilizando una ventana temporal de 2 años o al menos 520 datos obtenidos desde la fecha de referencia de cálculo del VaR hacia atrás en el tiempo.

El Banco no calcula tres VaR separados. Se calcula un solo VaR para toda la cartera de negociación la que, además, está segregada por tipo de riesgo. El programa VaR realiza una simulación histórica y calcula un Estado de ganancias y pérdidas (G&P) por 520 puntos de datos (días) para cada factor de riesgo (renta fija, divisas y renta variable). El G&P de cada factor de riesgo se suma y se calcula un VaR consolidado con 520 puntos o días de datos. A la vez, se calcula el VaR para cada factor de riesgo basado en el G&P individual calculado para cada factor. Es más, se calcula un VaR ponderado de la forma descrita anteriormente pero que da una ponderación mayor a los 30 puntos de datos más recientes. Se informa el mayor de los dos VaR. En 2011 y 2010, todavía se usaba el mismo modelo VaR y no ha habido ningún cambio de metodología.

El Banco usa las estimaciones VaR para entregar una advertencia en caso de que las pérdidas estimadas estadísticamente en la cartera de negociación excedan los niveles prudentes y, por ende, existen ciertos límites predeterminados.

Limitaciones del modelo VaR

Al aplicar esta metodología de cálculo no se hace ningún supuesto sobre la distribución de probabilidad de los cambios en los factores de riesgo, simplemente se utilizan los cambios observados históricamente para generar escenarios para los factores de riesgo en los que se valorará cada una de las posiciones en cartera.

Se hace necesaria la definición de una función de valoración fj(xi) para cada instrumento j, preferiblemente la misma que utiliza para el cálculo del valor de mercado y resultados de la posición diaria. Esta función de valoración se aplicará en cada escenario para generar precios simulados de todos los instrumentos en cada escenario.

Además, la metodología VaR debe interpretarse considerando las siguientes limitaciones:

-	Cambios en las tasas de mercado y los precios pueden no ser variables aleatorias independientes e idénticamente distribuidas, ni tampoco tener una distribución normal. En particular, el supuesto de distribución normal puede subestimar la probabilidad de movimientos extremos del mercado;

-	Los datos históricos utilizados por el Banco puede que no proporcionen la mejor estimación de la distribución conjunta de cambios en los factores de riesgo en el futuro, y cualquier modificación de los datos puede ser inadecuada. En particular, el uso de los datos históricos puede fallar en captar el riesgo de posibles fluctuaciones del mercado extremas y adversas independiente del periodo de tiempo utilizado.

-	Un horizonte de tiempo de 1 día puede que no capte plenamente aquellas posiciones de riesgo de mercado que no puedan ser liquidadas o cubiertas en un día. No sería posible liquidar o cubrir todas las posiciones en un día;

-	El VaR se calcula al cierre de los negocios, no obstante las posiciones de negociación pueden cambiar sustancialmente en el transcurso del día de negociación;

-	El uso de 99% de nivel de confianza no toma en cuenta, ni hace ninguna declaración acerca de, las pérdidas que puedan ocurrir más allá de este nivel de confianza, y

-	El modelo como tal VaR no captura todos los efectos complejos de los factores de riesgo sobre el valor de las posiciones o carteras, y por tanto, podría subestimar las pérdidas potenciales.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 142

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

En ningún momento de los años 2014 y 2013, el Banco excedió los límites VaR en relación a los 3 componentes que componen la cartera de negociación: inversiones renta fija, inversiones de renta variable e inversiones en moneda extranjera.

El Banco realiza back-testing diariamente y, por lo general, se descubre que las pérdidas por negociaciones superan al VaR estimado casi uno de cada 100 días comerciales. A la vez, se estableció un límite al VaR máximo que se esta dispuesto a aceptar sobre la cartera de negociación. Tanto en 2014 como 2013, el Banco se ha mantenido dentro del límite máximo que estableció para el VaR, incluso en aquellas instancias en que el VaR real superó el estimado.

Los niveles altos, bajos y promedios por cada componente y para cada año, fueron los siguientes:

VAR	2014 MMUSD	2013 MMUSD
Consolidado:
Alta	3,77	3,48
Baja	1,06	1,061
Promedio	1,91	1,72

Inversiones renta fija:
Alta	3,99	2,39
Baja	1,06	0,97
Promedio	1,78	1,57

Inversiones renta variable:
Alta	0,15	0,19
Baja	0,00	0,00
Promedio	0,00	0,00

Inversiones moneda extranjera
Alta	2,39	3,20
Baja	0,06	0,06
Promedio	0,58	0,69

Riesgo de mercado – Cartera de gestión financiera local y foránea

La cartera de gestión financiera del Banco incluye la mayoría de los activos del Banco y los pasivos que no son de negociación, incluyendo la cartera de créditos/préstamos. Para estas carteras, las decisiones de inversión y de financiación están muy influenciadas por las estrategias comerciales del Banco.

El Banco utiliza un análisis de sensibilidad para medir el riesgo de mercado de la moneda local y extranjera (no incluidos en la cartera de negociación). El Banco realiza una simulación de escenarios la cual vendrá calculada como la diferencia existente entre el valor presente de los flujos en el escenario escogido (curva con movimiento paralelo de 100 pb en todos sus tramos) y su valor en el escenario base (mercado actual). Todas las posiciones en moneda local indexadas a inflación (UF) se ajustan por un factor de sensibilidad de 0,57 lo que representa un cambio de la curva de tipos en 57 puntos base en las tasas reales y 100 puntos base en las tasas nominales. El mismo escenario se lleva a cabo para las posiciones en moneda extranjera netas y las tasas de interés de en US dólares. El Banco además ha establecido límites en cuanto a la pérdida máxima que estos tipos de movimientos en tasas de intereses puedan tener sobre el capital y los ingresos financieros netos presupuestados para el año.

Para determinar el límite consolidado, se agrega el límite de moneda extranjera al límite de la moneda local tanto para el límite de pérdida financiera neta como para el límite de pérdida de capital y reservas, usando la siguiente fórmula:

Límite consolidado = raíz cuadrada de a2 + b2 + 2ab

a: límite en moneda nacional.

b: límite en moneda extranjera.

Puesto que se asume que la correlación es 0. 2ab = 0.

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 143

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

Limitaciones de los modelos de sensibilidad

El supuesto más importante es el uso de un cambio de 100 puntos base en la curva de rendimiento (57 puntos base para las tasas reales). El Banco utiliza un cambio de 100 puntos base dado a que cambio repentinos de esta magnitud se consideran realistas. El Departamento de Riesgo Global de Santander España también ha establecido unos límites comparables por país, a fin de poder comparar, monitorear y consolidar el riesgo de mercado por país de una manera realista y ordenada.

Además, la metodología de simulaciones de sensibilidad debe interpretarse considerando las siguientes limitaciones:

-	La simulación de escenarios supone que los volúmenes permanezcan en el Estado de Situación Financiera Consolidado del Banco y que siempre son renovados a su vencimiento, omitiendo el hecho de que ciertas consideraciones de riesgo de crédito y pagos anticipados pueden afectar el vencimiento de determinadas posiciones.

-	Este modelo supone un cambio igual en toda la curva de rendimiento de todo y no toma en cuenta los diferentes movimientos para diferentes vencimientos.

-	El modelo no tiene en cuenta la sensibilidad de volúmenes que resulte de los cambios en las tasas de interés.

-	Los límites a las pérdidas de los ingresos financieros presupuestados, se calculan sobre una base de ingresos financieros previstos para el año que no se puede obtener, lo que significa que el porcentaje real de los ingresos financieros en situación de riesgo podría ser mayor de lo esperado.

Riesgo Mercado – Cartera de gestión financiera – 31 de diciembre de 2014 y 2013

	2014		2013
	Efecto en ingresos financieros	Efecto en capital	Efecto en ingresos financieros	Efecto en capital

Cartera de gestión financiera – moneda local (en $ MM)
Límite de pérdida	38.150	192.660	35.500	167.530
Alta	27.707	112.133	28.923	86.196
Baja	16.904	77.231	21.129	69.729
Promedio	21.077	92.809	25.124	77.849
Cartera de gestión financiera – moneda extranjera (en millones $US)
Límite de pérdida	40	70	30	30
Alta	16	39	17	26
Baja	-	10	2	2
Promedio	10	28	10	19
Cartera de gestión financiera – consolidada (en $MM)
Límite de pérdida	40.650	172.390	35.500	167.530
Alta	27.949	112.364	28.958	86.212
Baja	17.441	77.848	21.204	69.787
Promedio	21.404	93.245	25.146	77.891

Riesgo operacional

El riesgo operacional es el riesgo de pérdidas directas o indirectas derivadas de una amplia variedad de causas relacionadas con los procesos del Banco, personal, tecnología e infraestructura, y factores externos que no sean de crédito, mercado o liquidez, tales como los relacionados a los requisitos legales o regulatorios. Los riesgos operativos surgen de todas las operaciones del Banco.

El objetivo del Banco es la gestión de riesgo operacional a fin de mitigar las pérdidas económicas y daños a la reputación del Banco con una estructura flexible de control interno.

La Administración del Banco tiene la responsabilidad primordial para el desarrollo y aplicación de los controles para hacer frente a los riesgos operativos. Esta responsabilidad es apoyada por el desarrollo global de los estándares del Banco para la gestión del riesgo operacional en las siguientes áreas:

-	Requisitos para la adecuada segregación de funciones, incluyendo la autorización independiente de operaciones
-	Requisitos para la reconciliación y supervisión de transacciones

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 144

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 31 DE DICIEMBRE DE 2014 y 2013

NOTA N°38

ADMINISTRACIÓN DE RIESGOS, continuación

-	Cumplimiento con los requisitos legales y regulatorios aplicables
-	Documentación de controles y procedimientos
-	Requisitos para la evaluación periódica de los riesgos operativos aplicables, y la adecuación de los controles y procedimientos para hacer frente a los riesgos identificados
-	Requisitos para la revelación de pérdidas operativas y las medidas correctoras propuestas
-	Desarrollo de planes de contingencia
-	Capacitación y formación/desarrollo profesional
-	Establecimiento de normas ética de negocio
-	Reducción o mitigación de riesgos, incluyendo contratación de pólizas de seguros si tales son efectivas.

El cumplimiento de las normas del Banco se apoya en un programa de revisiones periódicas realizadas por auditoria interna del Banco y cuyos resultados de examinaciones son presentadas internamente a la gerencia de la unidad de negocio examinada y al Comité de Directores y Auditoría.

Concentración de riesgo

El Banco opera principalmente en Chile, por tanto la mayoría de sus instrumentos financieros están concentrados es ese país. Refiérase a la Nota 9 de los estados financieros para un detalle de la concentración por industria de los créditos y cuentas por cobrar del Banco.

NOTA N°39

HECHOS POSTERIORES

No existen hechos posteriores ocurridos entre el 01 de enero de 2015 y la fecha de emisión de estos Estados Financieros (26 de enero de 2015) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Estados Financieros Consolidados Diciembre 2014 / Banco Santander Chile 145